FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Paseo Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached Banco de Chile’s Consolidated Financial Statements with notes for the period 2013.

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

Santiago, Chile
December 31, 2014 and 2013

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

December 31, 2014 and 2013

(Translation of consolidated financial statements originally issued in Spanish)

Index

I.	Report of Independent Registered Public Accounting Firm
II.	Consolidated Statements of Financial Position
III.	Consolidated Statements of Income
IV.	Consolidated Statements of Other Comprehensive Income
V.	Consolidated Statements of Changes in Equity
VI.	Consolidated Statements of Cash Flows
VII.	Notes to the Consolidated Financial Statements

Ch$ or CLP	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$ or USD	=	U.S. dollars
ThUS$	=	Thousands of U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
MXN	=	Mexican pesos
HKD	=	Hong Kong dollars
PEN	=	Peruvian nuevo sol
CHF	=	Swiss franc
U.F. or CLF	=	Unidad de fomento
(The unidad de fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Standards of the Chilean Superintendency of Banks
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31, 2014 and 2013

(Expressed in million of Chilean pesos)

BANCO DE CHILE AND SUBSIDIARIES

The accompanying notes 1 to 42 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31, 2014 and 2013

(Expressed in million of Chilean pesos)

	Notes	2014	2013
		MCh$	MCh$
ASSETS
Cash and due from banks	7	915,133	873,308
Transactions in the course of collection	7	400,081	374,471
Financial assets held-for-trading	8	548,471	393,134
Cash collateral on securities borrowers and reverse repurchase	9	27,661	82,422
Derivative instruments	10	832,193	374,688
Loans and advances to banks	11	1,155,365	1,062,056
Loans to customers, net	12	21,348,033	20,389,033
Financial assets available-for-sale	13	1,600,189	1,673,704
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	25,312	16,670
Intangible assets	15	26,593	29,671
Property and equipment	16	205,403	197,578
Current tax assets	17	3,468	3,202
Deferred tax assets	17	202,869	145,904
Other assets	18	355,057	318,029

TOTAL ASSETS		27,645,828	25,933,870
LIABILITIES
Current accounts and other demand deposits	19	6,934,373	5,984,332
Transactions in the course of payment	7	96,945	126,343
Cash collateral on securities lent and repurchase agreements	9	249,482	256,766
Savings accounts and time deposits	20	9,721,246	10,402,725
Derivative instruments	10	859,752	445,132
Borrowings from financial institutions	21	1,098,716	989,465
Debt issued	22	5,057,956	4,366,960
Other financial obligations	23	186,573	210,926
Current tax liabilities	17	22,498	10,333
Deferred tax liabilities	17	35,029	36,569
Provisions	24	601,714	551,898
Other liabilities	25	246,388	268,105

TOTAL LIABILITIES		25,110,672	23,649,554

EQUITY	27
Attributable to equity holders of the parent:
Capital		1,944,920	1,849,351
Reserves		263,258	213,636
Other comprehensive income		44,105	15,928
Retained earnings:
Retained earnings from previous periods		16,379	16,379
Income for the year		591,080	513,602
Less:
Provision for minimum dividends		(324,588)	(324,582)
Subtotal		2,535,154	2,284,314
Non-controlling interests		2	2

TOTAL EQUITY		2,535,156	2,284,316
TOTAL LIABILITIES AND EQUITY		27,645,828	25,933,870

The accompanying notes 1 to 42 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2014 and 2013

(Expressed in million of Chilean pesos)

	Notes	2014	2013
		MCh$	MCh$

Interest revenue	28	2,033,846	1,763,540
Interest expense	28	(788,788)	(704,371)
Net interest income		1,245,058	1,059,169

Income from fees and commissions	29	387,452	386,733
Expenses from fees and commissions	29	(115,264)	(99,639)
Net fees and commission income		272,188	287,094

Net financial operating income	30	29,459	11,084
Foreign exchange transactions, net	31	70,225	71,457
Other operating income	36	29,472	27,221
Total operating revenues		1,646,402	1,456,025

Provisions for loan losses	32	(283,993)	(241,613)
OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,362,409	1,214,412

Personnel expenses	33	(384,512)	(323,236)
Administrative expenses	34	(270,537)	(252,501)
Depreciation and amortization	35	(30,501)	(28,909)
Impairment	35	(2,085)	(2,247)
Other operating expenses	37	(27,027)	(16,051)
TOTAL OPERATING EXPENSES		(714,662)	(622,944)

NET OPERATING INCOME		647,747	591,468

Income attributable to associates	14	2,861	2,071
Income before income tax		650,608	593,539
Income tax	17	(59,527)	(79,936)

NET INCOME FOR THE YEAR		591,081	513,603

Attributable to:
Equity holders of the parent		591,080	513,602
Non-controlling interests		1	1

		Ch$	Ch$
Net income per share attributable to equity holders of the parent:
Basic net income per share	27	6.24	5.44
Diluted net income per share	27	6.24	5.44

The accompanying notes 1 to 42 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2014 and 2013

 (Expressed in million of Chilean pesos)

	Notes	2014	2013
		MCh$	MCh$

NET INCOME FOR THE YEAR		591,081	513,603

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASIFFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	13	7,107	14,221
Gains and losses on derivatives held as cash flow hedges	10	29,756	(18,069)
Cumulative translation adjustment		80	71
Subtotal Other comprehensive income before income taxes that will be reclassified subsequently to profit or loss		36,943	(3,777)

Income tax related to other comprehensive income that will be reclassified subsequently to profit or loss		(8,766)	770

Total other comprehensive income items that will be reclassified subsequently to profit or loss		28,177	(3,007)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASIFFIED SUBSEQUENTLY TO PROFIT OR LOSS

Loss in defined benefit plans		(399)	(166)

Subtotal Other comprehensive income that will not be reclassified subsequently to profit or loss		(399)	(166)

Income tax related to other comprehensive income that will not be reclassified subsequently to profit or loss		103	33

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(296)	(133)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		618,962	510,463

Attributable to:
Equity holders of the parent		618,961	510,462
Non-controlling interest		1	1

	Ch$	Ch$
Comprehensive net income per share attributable to equity holders of the parent:
Basic net income per share	6.54	5.40
Diluted net income per share	6.54	5.40

The accompanying notes 1 to 42 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2014 and 2013

 (Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for- sale	Derivatives cash flow hedge	Cumulative translation adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2012		1,629,078	30,496	145,318	17,995	1,034	(94)	16,379	467,610	(300,759)	2,007,057	2	2,007,059
Capitalization of retained earnings	27	86,202	—	—	—	—	—	—	(86,202)	—	—	—	—
Income distribution		—	1,760	—	—	—	—	—	(1,760)	—	—	—	—
Income retention (released) according to law		—	—	36,193	—	—	—	—	(36,193)	—	—	—	—
Paid and distributed dividends	27	—	—	—	—	—	—	—	(343,455)	300,759	(42,696)	(1)	(42,697)
Equity adjustment investment in other companies		—	2	—	—	—	—	—	—	—	2	—	2
Defined benefit plans adjustment		—	(133)	—	—	—	—	—	—	—	(133)	—	(133)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	71	—	—	—	71	—	71
Derivatives cash flow hedge, net		—	—	—	—	(14,455)	—	—	—	—	(14,455)	—	(14,455)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	11,377	—	—	—	—	—	11,377	—	11,377
Subscription and payment of shares	27	134,071	—	—	—	—	—	—	—	—	134,071	—	134,071
Income for the period 2013		—	—	—	—	—	—	—	513,602	—	513,602	1	513,603
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(324,582)	(324,582)	—	(324,582)
Balances as of December 31, 2013		1,849,351	32,125	181,511	29,372	(13,421)	(23)	16,379	513,602	(324,582)	2,284,314	2	2,284,316

Capitalization of retained earnings	27	95,569	—	—	—	—	—	—	(95,569)	—	—	—	—
Income distribution
Income retention (released) according to law		—	—	49,913	—	—	—	—	(49,913)	—	—	—	—
Paid and distributed dividends	27	—	—	—	—	—	—	—	(368,120)	324,582	(43,538)	(1)	(43,539)
Equity adjustment investment in other companies		—	5	—	—	—	—	—	—	—	5	—	5
Defined benefit plans adjustment		—	(296)		—	—	—	—	—	—	(296)	—	(296)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	80	—	—	—	80	—	80
Derivatives cash flow hedge, net		—	—	—	—	23,507	—	—	—	—	23,507	—	23,507
Valuation adjustment on available-for-sale instruments (net)		—	—	—	4,590	—	—	—	—	—	4,590	—	4,590
Income for the period 2014		—	—	—	—	—	—	—	591,080	—	591,080	1	591,081
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(324,588)	(324,588)	—	(324,588)
Balances as of December 31, 2014		1,944,920	31,834	231,424	33,962	10,086	57	16,379	591,080	(324,588)	2,535,154	2	2,535,156

The accompanying notes 1 to 42 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2014 and 2013

(Expressed in million of Chilean pesos)

	Notes	2014	2013
		MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the year		591,081	513,603
Items that do not represent cash flows:
Depreciation and amortization	35	30,501	28,909
Impairment of intangibles assets and property and equipment	35	2,085	2,247
Provision for loan losses, net of recoveries	32	303,003	262,467
Provision of contingent loans	32	4,800	12,692
Fair value adjustment of financial assets held-for-trading		1,764	(1,612)
(Income) loss attributable to investments in other companies	14	(2,486)	(1,780)
(Income) loss sales of assets received in lieu of payment	36	(3,484)	(6,126)
(Income) loss on sales of property and equipment	36 - 37	(155)	(219)
(Increase) decrease in other assets and liabilities		(33,182)	(42,730)
Charge-offs of assets received in lieu of payment	37	1,622	1,891
Other credits (debits) that do not represent cash flows		22,255	9,890
(Gain) loss from foreign exchange transactions of other assets and other liabilities		(246,060)	(148,118)
Net changes in interest and fee accruals		(128,527)	29,324
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(94,186)	281,524
(Increase) decrease in loans to customers, net		(944,367)	(2,259,317)
(Increase) decrease in financial assets held-for-trading, net		27,620	(165,629)
(Increase) decrease in deferred taxes, net	17	(60,919)	(12,381)
Increase (decrease)in current account and other demand deposits		948,593	512,875
Increase (decrease) in payables from repurchase agreements and security lending		5,282	33,016
Increase (decrease) in savings accounts and time deposits		(650,150)	797,009
Proceeds from sale of assets received in lieu of payment		6,393	8,454
Total cash flows provided by (used in) operating activities		(218,517)	(144,011)

INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale		124,832	(367,258)
Purchases of property and equipment	16	(31,513)	(12,249)
Proceeds from sales of property and equipment		200	505
Purchases of intangible assets	15	(5,382)	(5,511)
Investments in other companies	14	(6,608)	(1,440)
Dividends received from investments in other companies	14	195	956
Total cash flows provided by (used in) investing activities		81,724	(384,997)

FINANCING ACTIVITIES:
Redemption in mortgage finance bonds		(16,713)	(20,734)
Proceeds from bond issuances	22	1,826,552	1,607,265
Redemption of bond issuances		(1,149,274)	(536,823)
Proceeds from subscription and payment of shares		—	134,071
Dividends paid	27	(368,120)	(343,455)
Increase (decrease) in borrowings from financial institutions		4,584	(323,055)
Increase (decrease) in other financial obligations		(18,883)	54,074
Increase (decrease) in Borrowings from Central Bank		—	—
Proceeds from borrowings with Central Bank of Chile (long-term)		18	—
Payment of borrowings from Central Bank (long-term)		(20)	(7)
Proceeds from foreign borrowings		917,204	844,776
Payment of foreign borrowings		(811,697)	(639,571)
Proceeds from other long-term borrowings		7,091	609
Payment of other long-term borrowings		(13,211)	(6,285)
Total cash flows provided by (used in) financing activities		377,531	770,865

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		240,738	241,857
Net effect of exchange rate changes on cash and cash equivalents		46,222	60,437
Cash and cash equivalents at beginning of year		1,538,618	1,236,324
Cash and cash equivalents at end of year	7	1,825,578	1,538,618

	2014	2013
	MCh$	MCh$
Operating cash flow of Interest:
Interest received	1,705,103	1,669,559
Interest paid	(588,572)	(581,066)

The accompanying notes 1 to 42 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013

(Expressed in million of Chilean pesos)

1.                           Company Information:

Banco de Chile is authorized to operate as a commercial bank from September 17, 1996, and according to the Article 25 of the Law 19.396 is the legal continuer of the Banco de Chile, which in turn resulted from the merger between Banco Nacional of Chile, Banco Agricola y Banco de Valparaiso. Banco de Chile was formed on October 28, 1893, granted in front of the Public Notary of Santiago Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendencia”). Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail.  Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal domicile is Paseo Ahumada 251, Santiago, Chile and its Web site is www.bancochile.cl.

The consolidated financial statements of the Bank for the year ended December 31, 2014 were authorized for issuance in accordance with the directors’ resolution on January 29, 2015.

For convenience of reader, these financial statements and their accompanying notes have been translated from Spanish to English. Certain accounting practices applied by the Bank that conform to rules issued by the Chilean Superintendency of Banks (SBIF) may not conform to generally accepted accounting principles in the United States (“US GAAP”) or to International Financial Reporting Standards (IFRS).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles:

(a)                       Basis of preparation:

Legal provisions

The General Banking Law in its Article No. 15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards, and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants,  that coincide with International Accounting Standards and International Financial Reporting Standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, these shall prevail.

(b)                       Basis of consolidation:

The financial statements of Banco de Chile as of December 31, 2014 and 2013 have been consolidated with its Chilean subsidiaries and foreign subsidiary using the global integration method (line-by-line).  They include preparation of individual financial statements of the Bank and companies that participate in the consolidation, and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank.  The Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events in equivalent circumstances.

Significant intercompany transactions and balances (assets, liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process.  The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(b)                       Basis of consolidation, continued:

(i)                          Subsidiaries

Consolidated financial statements as of December 31, 2014 and 2013 incorporate financial statements of the Bank and its subsidiaries.  According IFRS 10 — “Consolidated Financial Statements”, control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank have power over the investee when has existing rights that give it the ability to direct the relevant activities of the investee.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are enough to have the ability to direct the relevant activities unilaterally, then conclude the Bank has control.  The Bank considers all factors and relevant circumstances to evaluate if their voting rights are enough to obtain the control, which it includes:

•                      The amount of voting rights that the Bank has, related to the amount of voting rights of the others stakeholders.

•                      Potential voting rights maintained by the Bank, other holders of voting rights or other parties.

•                      Rights emanated from other contractual arrangements.

•                      Any additional circumstance that indicate that the Bank have or have not the ability to manage the relevant activities when that decisions need to be taken, including behavior patterns of vote in previous shareholders meetings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(b)                       Basis of consolidation, continued:

(i)                          Subsidiaries, continued

The Bank reevaluates if it has or has not the control over an investee when the circumstances indicates that exists changes in one or more elements of control listed above.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned
			Functional	Direct		Indirect		Total
RUT	Subsidiaries	Country	Currency	2014	2013	2014	2013	2014	2013
				%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.0	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(ii)                        Associates and Joint Ventures:

Associates

An associate is an entity over whose operating and financial management policy decisions the Bank has significant influence, without to have the control over the associate. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. Other considered factors when determining whether the Bank has significant influence over another entity are the representation on the board of directors and the existence of material intercompany transactions. The existence of these factors could determine the existence of significant influence over an entity even though the Bank had participation less than 20% of the voting rights.

Investments in associates where exists significant influence, are accounted for using the equity method. In accordance with the equity method, the Bank’s investments are initially recorded at cost, and subsequently increased or decreased to reflect the proportional participation of the Bank in the net income or loss of the associate and other movements recognized in its shareholders’ equity. Goodwill arising from the acquisition of an associate is included in the net book value, net of any accumulated impairment loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(b)                       Basis of consolidation, continued:

(ii)                        Associates and Joint Ventures, continued:

Joint Ventures

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.  Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

According IFRS 11, an entity shall be determining type of joint arrangement: “Joint Operation” or “Joint Venture”.

For investments defined like “Joint Operation”, their assets, liabilities, income and expenses are recognised by their participation in joint operation.

For investments defined like “Joint Venture”, they will be registered according equity method.

Investments that, for their characteristics, are defined like “Joint Ventures” are the following:

•                  Artikos S.A.

•                  Servipag Ltda.

(iii)                     Shares or rights in other companies

These are entities in which the Bank does not have significant influence. They are presented at acquisition value (historical cost).

(iv)                    Special purpose entities

According to current regulation, the Bank must be analyzing continuously its consolidation area, considering that the principal criteria are the control that the Bank has in an entity and not its percentage of equity participation.

As of December 31, 2014 and 2013 the Bank does not control and has not created any SPEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(b)                       Basis of consolidation, continued:

(v)                       Fund management

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a paid according to the service provided and according to market conditions. Managed resources are owned by third parties and therefore not included in the Statement of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal. This assessment should consider the following:

• The scope of their authority to make decisions about the investee.

• The rights held by third parties.

• The remuneration to which he is entitled under remuneration arrangements.

• Exposure, decision maker, the variability of returns from other interests that keeps the investee.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned rule, do not control these funds when they exercise their authority to make decisions. Therefore, as of December 31, 2014 and 2013 act as agent, and therefore do not consolidate any fund.

(c)                        Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets that the Bank does not control, neither directly or indirectly. It is presented as a separate item in the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Financial Position.

(d)                       Use of estimates and judgment:

The Consolidated Financial Statements include estimates made by the Senior Management of the Bank and of the consolidated entities to quantify certain of the assets, liabilities, income, expenses and commitments that are recorded in them. Basically, these estimates are made in function of the best information available, and refer to:

1.          Goodwill valuation (Note No. 15);

2.         Useful lives of property and equipment and intangible assets (Note No. 15 and No. 16);

3.         Current taxes and deferred taxes (Note No.17);

4.         Provisions (Note No. 24);

5.         Contingencies and commitments (Note No. 26);

6.         Provision for loan losses (Note No.11, Note No. 12 and Note No. 32);

7.         Fair value of financial assets and liabilities (Note No. 39)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(d)                       Use of estimates and judgment, continued:

During the year ended December 31, 2014, there have been no other significant changes, different to it indicated above.

Estimates and relevant assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, income, expenses and commitments. The accounting estimations reviewed are recognised in the period in which the estimate is evaluated.

(e)                        Financial asset and liability valuation criteria:

Measurement is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Statement of Financial Position and the Comprehensive Income. This involves selecting the particular basis or method of measurement.

In the Consolidated Financial Statements several measuring bases are used with different levels mixed among them. These bases or methods include the following:

(i)                          Initial recognition

The Bank and its subsidiaries recognize loans to customers, trading and investment securities, deposits, debt issued and subordinated liabilities and other assets o liabilities on the date of negotiation.  Purchases and sales of financial assets performed on a regular basis are recognized as of the trade date on which the Bank committed to purchase or sell the asset.

(ii)                       Classification

Assets, liabilities and income accounts have been classified in conformity with standards issued by the Superintendency of Banks.

(iii)                    Derecognition

The Bank and its subsidiaries derecognize a financial asset (or where applicable part of a financial asset) from its Consolidated Statement of Financial Position when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred.  Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership.  In this case:

(a)                       If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(e)                        Financial asset and liability valuation criteria, continued:

(iii)                     Derecognition, continued:

(b)                       If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

(c)                        If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset.  In this case:

(i)                                     If it has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(ii)                                  If the entity has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

(iv)                    Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position if, and only if, the Bank has the legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

Income and expenses are shown net only if accounting standards allow such treatment, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading activities.

(v)                       Valuation at amortized cost

Amortized cost is the amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization (calculated using the effective interest rate method) of any difference between that initial amount and the maturity amount and minus any reduction for impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(e)                        Financial asset and liability valuation criteria, continued:

(vi)                    Fair value measurements

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The most objective and common fair value is the price that you would pay on an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument.  A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique use the maximum observable market data, relies as little as possible on estimates performed by the Bank, incorporates factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments.  Inputs into the valuation technique reasonably represent market expectations and include risk and return factors that are inherent in the financial instrument.  Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on any available observable market data.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.

When transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(e)                        Financial asset and liability valuation criteria, continued:

(vi)                    Fair value measurements, continued:

The Bank has financial assets and liabilities that offset each other’s market risks.  In these cases, average market prices are used as a basis for establishing these values.

Fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note 39.

(f)                         Presentation and functional currency:

The items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency).  The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s consolidated financial statements, that is the currency of the primary economic environment in which the Bank operates, as well as obeying to the currency that influences in the costs and income structure.

(g)                        Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Statement of Financial Position.  All differences are recorded as a debit or credit to income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(g)                         Transactions in foreign currency, continued:

As of December 31, 2014, the Bank applied the exchange rate of accounting representation according to the standards issued by the Superintendency of Banks, where assets expressed in dollars are shown to their equivalent value in Chilean pesos calculated using the following exchange rate of Ch$606.09  to US$1.  As of December 31, 2013, the Bank used the observed exchange rate equivalent to Ch$525.72 to US$1.

The gain of MCh$70,225 for net foreign exchange transactions, net (foreign exchange income of MCh$71,457 in 2013) shown in the Consolidated Statement of Comprehensive Income, includes recognition of the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(h)                           Segment reporting:

The Bank’s operating segments are determined based on its different business units, considering the following factors:

(i)                          That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)                       That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)                    That separate financial information is available.

(i)                               Cash and cash equivalents:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment activities and financing activities during the year.  The indirect method has been used in the preparation of this statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(i)                               Cash and cash equivalents, continued:

For the preparation of Consolidated Financial Statements of Cash Flow it is considered the following concepts:

(i)                          Cash and cash equivalents correspond to “Cash and Bank Deposits”, plus (minus) the net balance of transactions in the course of collection that are shown in the Consolidated Statement of Financial Position, plus instruments held-for-trading and available-for-sale that are highly liquid and have an insignificant risk of change in value, maturing in less than three months from the date of acquisition, plus repurchase agreements that are in that situation.  Also includes investments in fixed income mutual funds, according to instruccions of the SBIF, that are presented under “Trading Instruments” in the Consolidated Statement of Financial Position.

(ii)                       Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

(iii)                    Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments that not include in cash and cash equivalent.

(iv)                   Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(j)                              Financial assets held-for-trading:

Financial assets held-for-trading consist of securities acquired with the intention of generating profits as a result of short-term prices fluctuation or as a result of brokerage activities, or are part of a portfolio on which a short-term profit-generating pattern exists.

Financial assets held-for-trading are stated at their fair market value as of the Consolidated Statement of Financial Position date.  Gains or losses from their fair market value adjustments, as well as gains or losses from trading activities, are included in “Gains (losses) from trading and brokerage activities” in the Consolidated Statement of Comprehensive Income.  Accrued interest and revaluations are reported as “Gains (losses) from trading and brokerage activities”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(k)                           Repurchase agreements and security lending and borrowing transactions:

The Bank engages in transactions with repurchase agreements as a form of investment.  The securities purchased under these agreements are recognized on the Bank’s Consolidated Statement of Financial Position under “Receivables from Repurchase Agreements and Security Lending”, which is valued in accordance with the agreed-upon interest rate, through of method of amortised cost. According to rules, the Bank not register as own portfolio the instruments bought within resale agreements.

The Bank also enters into security repurchase agreements as a form of financing.  Investments that are sold subject to a repurchase obligation and serve as collateral for borrowings are reclassified as “Financial Assets held-for-trading” or “Available-for-sale Instruments”. The liability to repurchase the investment is classified as “Payables from Repurchase Agreements and Security Lending”, which is valued in accordance with the agreed-upon interest rate.

As of December 31, 2014 and 2013 it not exist operations corresponding to securities lending.

(l)                               Derivative instruments:

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate.  These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value.  Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Profit (loss) net of financial operations”, in the Consolidated Statement of Comprehensive Income.

In addition, the Bank includes in the valorization of derivatives the “Counterparty Valuation Adjustment” (CVA), to reflect the counterparty risk in the determination of fair value.  This valorization doesn’t consider the Bank’s own credit risk, known as “Debit Valuation Adjustment” (DVA) in conformity with standards issued by SBIF.

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(l)                               Derivative instruments, continued:

If a derivative instrument is classified as a hedging instrument, it can be:

(1)                      A hedge of the fair value of existing assets or liabilities or firm commitments, or

(2)                      A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

(a)              at its inception, the hedge relationship has been formally documented;

(b)            it is expected that the hedge will be highly effective;

(c)             the effectiveness of the hedge can be measured in a reasonable manner; and

(d)            the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: changes in the fair value of a hedged instruments derivative, designed like “fair value hedges”, are recognized in income under the line “Net interest income” and/or “Foreign exchange transactions, net”. Hedged item also is presented to fair value, related to the risk to be hedge. Gains or losses from hedged risk are recognized in income under the line “Net interest income” and adjust the book value of item hedged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(l)                               Derivative instruments, continued:

Cash flow hedge: changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognised in “Other Comprehensive Income”, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and/or “Foreign exchange transactions, net”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively.  If the hedge is not effective, changes in fair value are recognised directly in income in the item “Net financial operating income”.

If the hedged instruments does not comply with criteria of hedge accounting of cash flow, it expires or is sold, it suspend or executed, this hedge must be discontinued prospectively.  Accumulated gains or losses recognised previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in te item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in te item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge).

(m)                       Loans to customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

(i)         Valuation method

Loans are initially measured at cost plus incremental transaction costs, and subsequently measured at amortized cost using the effective interest rate method, except when the Bank defined some loans as hedged items, which are measured at fair value, changes are recorded in the Consolidated Statement of Income, as described in letter (l) of this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                       Loans to customers, continued:

(ii)      Lease contracts

Accounts receivable for leasing contracts, included under the caption “Loans to customers” correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii)                    Factoring transactions

Corresponds to invoices and other commercial instruments representative of credit, with or without recourse, received in factoring operations and which are registered to book value plus interest and adjustments until to maturity.

In those cases where the transfer of these instruments it was made without responsibility of the grantor, the Bank assumes the default risk.

(iv)                   Impairment of loans

The impaired portfolio includes loans of debtors for which there is evidence that they will not fulfill some of their obligations on the agreed upon payment conditions without the possibility of recovering what is owed, having to recur to the guarantees, through exercising judicial payment actions or agreeing upon other conditions.

The following are certain situations that constitute evidence that the debtors will not fulfill their obligations with the Bank in accordance with what has been agreed upon, and that their loans are impaired:

•       Financial difficulties evident of the debtor or significant worsening of their credit quality.

•       Notorious indicators that the debtor will go into bankruptcy or into a forced restructuring of debts or that effectively bankruptcy or a similar measure has been filed in relation to their payment obligations, including delaying or non-payment of obligations.

•       Forced restructuring of a loan due to economic or legal factors related to the debtor, whether by decreasing the payment obligation or delaying the principal, interest or commissions.

•       The obligations of the debtor are negotiated with a significant loss due to the vulnerability of the debtor’s payment capacity.

•       Adverse changes produced in the technological, market, economic or legal area in which the debtor operates, which potentially compromise the debtor’s payment capacity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                       Loans to customers, continued:

(iv)                   Impairment of loans, continued:

In any case, when dealing with debtors subject to individual assessment, are considered in impaired portfolio all credits of debtors classified in some the “Non-complying Loans “ categories, as well as in categories B3 and B4 of “Substandard Portfolio.” Also, being subject to assessment debtors group, the impaired portfolio includes all credits of the Non-complying loans.

The Bank incorporates the loans to impaired portfolio and keeps them in that portfolio, until it is not observed a normalization of the capacity or conduct of payment.

(v)                      Allowance for loan losses

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the Superitendency of Banks.  The loans are presented net of those allowances and, in the case of loans and in the case of contingent loans, they are shown in liabilities under “Provisions”.

In accordance with what is stipulated by the Superintendency of Banks, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses.

(v.i)                Allowance for individual evaluations

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers should focus on its ability to payment, to have sufficient and reliable information, and to analyze in regard to guarantees, terms, interest rates, currency and revaluation, etc.

For purposes of establish the allowances and before the assignment to one of three categories of loans portfolio: Normal, Substandard and Non-complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                       Loans to customers, continued:

(v)     Allowance for loan losses, continued:

(v.i)   Allowance for individual evaluations, continued:

v.i.1 Normal Loans and Substandard Loans:

Normal loans correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality. Loans classified in categories A1 through A6.

Substandard loans includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement.

This category also includes all loans that have been non-performing for more than 30 days.  Loans classified in this category are B1 through B4.

As a result of individual analysis of the debtors, the banks must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the corresponding percentage of expected loss:

Classification	Category	Probability of default (%)	Loss given default (%)	Expected loss (%)
Normal Loans	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Loans	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                       Loans to customers, continued:

(v)     Allowance for loan losses, continued:

(v.i)   Allowance for individual evaluations, continued:

v.i.1 Normal Loans and Substandard Loans, continued:

Allowances for Normal and Substandard Loans

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss (expressed in decimals), which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of guarantees. Loans means the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No.3 of Chapter B-3 of Compilation of Standards of the Chilean Superintendency of Banks (RAN).

The banks must use the following equation:

Provision = (ESA-GE) x (PD debtor /100)x(LGD debtor/100)+GE x(PD guarantor/100)x(LGD guarantor /100)

Where:

ESA	= Exposure subject to allowances
GE	= Guaranteed exposure
EAP	= (Loans + Contingent Loans) – Financial Guarantees

However, independent of the results obtained from the equation above, the bank must be assigned a minimum provision level of 0.50% of the Normal Loans (including contingent loans).

v.i.2 Non-complying Loans

The non-complying loans corresponds to borrowers and its credits whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy.  This category comprises all loans and contingent loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more.  This group is composed of debtors belonging to categories C1 through C6 of the classification level and all loans, inclusive contingent loans, which maintain the same debtors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                       Loans to customers, continued:

(v)     Allowance for loan losses, continued:

(v.i)   Allowance for individual evaluations, continued:

v.i.2 Non-complying Loans, continued:

For purposes to establish the allowances on the non-complying loans, the Bank dispose the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated a expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of guarantees and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

These categories, their range of loss as estimated by the Bank and the percentages of allowance that definitive must be applied on the amount of exposures, are listed in the following table:

Type of Loan	Classification	Expected loss	Allowance (%)
Non-complying loans	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
	C3	More than 20% up to 30%	25
	C4	More than 30% up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For these loans, the expected loss must be calculated in the following manner:

Expected loss                    = (TE – R) / TE

Allowance                                     = TE x (AP/100)

Where:

TE	= total exposure
R	= recoverable amount based on estimates of collateral value and collection efforts
AP	= allowance percentage (based on the category in which the expected loss should be classified).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                   Loans to customers, continued:

(v)                      Allowance for loan losses, continued:

(v.ii)             Allowances for group evaluations

Group evaluations are relevant to address a large number of operations whose individual amounts are low or small companies. Such assessments, and the criteria for application, must be consistent with the transaction of give the credit.

Group evaluations requires the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

Banks may use two alternative methods for determining provisions for retail loans that are evaluated as a group.

Under first method, it will be used the experience to explain the payment behavior of each homogeneous group of debtors and recoveries through collateral and of collection process, when it correspond, with objective of to estimate directly a percentage of expected losses that will be apply to the amount of the loans of respective group.

Under second method, the banks will segment to debtors in homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis.  The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

In both methods, estimated loss must be related with type of portfolio and terms of operations.

The Bank to determine its provisions has opted for using second method.

In the case of consumer loans are not considered collateral for purposes of estimating the expected loss.

Allowances are establish according with the results of the application of the methods used by the Bank, distinguishing between allowances over normal portfolio and over the non-complying loans, and those that protect the contingent credit risks associated with these portfolios.

The non-complying loans includes loans and contingent credits linked to debtors that have delay more than 90 days in the payment of interest or principal, including all their credits, even 100% of the amount of contingent credit, related to the same debtor has it .

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                   Loans to customers, continued:

(vi)                   Charge-offs

Generally, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

(vi.i) Charge-offs of loans to customers

Charge-off loans to customers, other than leasing operations, shall be made in accordance to the following circumstances occurs:

a)                           The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

b)                           When the debt (without “executive title”, a collectability category pursuant to local law) meets 90 days since it was recorded as an asset.

c)                            At the time the term set by the statute of limitations runs out and as result legal actions are precluded in order to request payment through executive trial or upon rejection or abandonment of title execution issued by judicial and non-recourse resolution.

d)                           When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                   Loans to customers, continued:

(vi) Charge-offs, continued

(vi.ii) Charge-offs of lease operations

Assets for leasing operations must be charge-offs against the following circumstances, whichever occurs first:

a)                          The bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee have not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

b)                          When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

c)                           When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vii)  Loan loss recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Comprehensive Income, as a reduction of the “Provisions for Loan Losses” item.

In the event that there are recovery in assets, is recognized in income the revenues for the amount they are incorporated in the asset.  The same criteria will be followed if the leased assets are recovered after the charge-off of a lease operation, to incorporate those to the asset.

(viii)  Renegotiations of charge-off transactions

Any renegotiation of a charge-off loan it not recognize in income, while the operation continues to have deteriorated quality.  Payments must be recognized as loan recoveries.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(n)                        Financial assets held-to-maturity and available-for-sale:

Financial assets held-to-maturity includes only those securities for which the Bank has the ability and intention of keeping until maturity. The remaining investments are considered as financial assets available-for-sale.

Financial assets held-to-maturity are recorded at their cost plus accrued interest and indexations less impairment provisions made when the carrying amount exceeds the estimated recoverable amount.

A financial asset classified as available-for-sale is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset, subsequently measured at their fair value based on market prices or valuation models. Unrealized gains or losses as a result of fair value adjustments are recorded in “Other comprehensive income” within Equity.  When these investments are sold, the cumulative fair value adjustment existing within equity is recorded directly in income under “Net financial operating income”.

Interest and indexations of financial assets held-to-maturity and available-for-sale are included in the line item “Interest revenue”.

Investment securities, which are subject to hedge accounting, are adjusted according to the rules for hedge accounting as described in Note No. 2 (l).

As of December 31, 2014 and 2013, the Bank and its subsidiaries do not hold held to maturity instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(o)                       Intangible assets:

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities.  They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

(i)                           Goodwill

Goodwill arises on the acquisition of subsidiaries and associates representing the excess of the fair value of the purchase consideration and cost directly attributable to the acquisition over the net fair value of the Bank’s share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value.  This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.

Goodwill is presented at cost, less accumulated amortization in accordance with its remaining useful life.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(o)                       Intangible assets, continued:

(ii)                        Software or computer programs

Computer software purchased by the Bank and its subsidiaries is accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset.  All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use.  The estimated useful life of software is a maximum of 6 years.

(p)                       Property and equipment:

Property and equipment includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use.  These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2014 and 2013 are as follows:

- Buildings	50 years
- Installations	10 years
- Equipment	5 years
- Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the period in which they are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(q)                        Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal provisions.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities.  Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled.  The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

Deferred tax assets and liabilities are recorded at their book value as of the date the deferred taxes are measured.  Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences.  Deferred taxes are classified in conformity with established by Superintendency of Banks.

(r)                           Assets received in lieu of payment:

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of its carrying amount or net realizable value, less charge-off and presented net of a portfolio valuation allowance.  The Superitendency of Banks requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

(s)                          Investment properties:

Investments properties are real estate assets held to earn rental income or for capital appreciation or both, but are not held-for-sale in the ordinary course of business or used for administrative purposes.  Investment properties are measured at cost, less accumulated depreciation and impairment and are presented under “Other Assets”.

(t)                           Debt issued:

Financial instruments issued by the Bank are classified in the Statement of Financial Position under “Debt issued” items, where the substance of the contractual arrangement results in the Bank having an obligation either to deliver cash or another financial asset to the holder or to satisfy the obligation other than by the exchange of a fixed amount of cash.

Debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(u)                        Provisions and contingent liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Statement of Financial Position when the following requirements are jointly met:

i)                      a present obligation has arisen from a past event and,

ii)                  as of the date of the financial statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation and the amount can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

The following are classified as contingent in the complementary information:

i.                               Guarantors and pledges: Comprises guarantors, pledges and standby letters of credit.  In addition it includes payment guarantees for purchases in factoring transactions.

ii.                            Confirmed foreign letters of credit:  Corresponds to letters of credit confirmed by the Bank.

iii.                         Documentary letters of credit: Includes documentary letters of credit issued by the Bank which have not yet been negotiated.

iv.                        Documented guarantee: Guarantee with promissory notes.

v.                           Interbank guarantee: Correspond to letters of guarantee issued as foreseen in Title II of Chapters 8-12 of the Updated Compilation of Standards.

vi.                        Free disposal lines of credit: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.                     Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(u)                        Provisions and contingent liabilities, continued:

viii.              Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

Exposure to credit risk on contingent loans:

In order to calculate provisions on contingent loans, as indicated in Chapter B-3 of the Compendium of Accounting Standards of the Superintendency of Banks, the amount of exposure that must be considered shall be equivalent to the percentage of the amounts of contingent loans indicated below:

Type of contingent loan	Exposure
a) Guarantors and pledges	100%
b) Confirmed foreign letters of credit	20%
c) Documentary letters of credit issued	20%
d) Guarantee deposits	50%
e) Interbank letters of guarantee	100%
f) Free disposal lines of credit	50%
g) Other loan commitments
- College education loans Law No. 20,027	15%
- Others	100%
h) Other contingent loans	100%

Notwithstanding the above, when dealing with transactions performed with customers with overdue loans as indicated in Chapter B-1 of the Compendium of Accounting Standards of the SBIF: Impaired and/or Written-down Loans, that exposure shall be equivalent to 100% of its contingent loans.

Additional provisions:

In accordance to Superintendency of Banks regulations, the Bank has recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio.  The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(u)                       Provisions and contingent liabilities, continued:

Additional provisions, continued:

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the bank.

During the current year, the Bank recorded additional provisions with a charge to income of MCh$22,499 (MCh$10,000 in 2013).  As of December 31, 2014 the additional provisions amounted Ch$130,256 million (Ch$107,757 million), which are presents in the item “Provisions” of the liability in the Consolidated Statement of Financial Position.

(v)                       Provision for minimum dividends:

According with the Compendium of Accounting Standards of the SBIF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy.  For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

Distributable net income is considered for the purpose of calculating a minimum dividends provision, which in accordance with the Bank’s bylaws is defined as that which results from reducing or adding to net income the value of price-level restatement for the concept of restatement or adjustment of paid-in capital and reserves for the year.

(w)                     Employee benefits:

(i)         Staff vacations:

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)      Short-term benefits

The Bank has a yearly bonus plan for its employees based on their ability to meet objectives and their individual contribution to the company’s results, consisting of a given number or portion of monthly salaries. It is provisioned for based on the estimated amount to be distributed.

(iii)    Staff severance indemnities:

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with 30 or 35 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(w)                     Employee benefits, continued:

(iii)                    Staff severance indemnities, continued:

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (4.38% as of December 31, 2014 and 5.19%  as of December 31, 2013).

The discount rate used corresponds to the return on bonds of the Central Bank with maturity in 10 years (BCP).

Actuarial gains and losses are recognised in “Other Comprehensive Income”. There are no other additional costs that must be recognised by the Bank.

(x)                       Earnings per share:

Basic earnings per share is determined by dividing net income for the year attributable to the Bank by the average weighted number of shares in circulation during that year.

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt.  As of December 31, 2014 and 2013, the Bank does not have any instruments or contracts that could cause dilutions.  Therefore, no adjustments have been made.

(y)                       Interest revenue and expense:

Interest income and expenses are recognized in the income statement using the effective interest rate method.  The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or a shorter period) where appropriate, to the carrying amount of the financial asset or financial liability.  To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

For its impaired portfolio and high risk loans and accounts receivables from clients, the Bank has applied a conservative position of discontinuing accrual-basis recognition of interest revenue in the income statement; they are only recorded once received. In accordance with the above, suspension occurs in the following cases:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(y)                       Interest revenue and expense, continued:

Loans with individual evaluation:

•                      Loans classified in categories C5 and C6:  Accrual is suspended by the sole fact of being in the impaired portfolio.

•                      Loans classified in categories C3 and C4:  Accrual is suspended due to having been three months in the impaired portfolio.

Group evaluation loans:

•                      Loans with less than 80% real guarantees:  Accrual is suspended when payment of the loan or one of its installments has been overdue for six months.

Notwithstanding the above, in the case of loans subject to individual evaluation, recognition of income from accrual of interest and readjustments can be maintained for loans that are being paid normally and which correspond to obligations whose cash flows are independent, as can occur in the case of project financing.

The suspension of recognition of revenue on an accrual basis means that, while the credits are kept in the impaired portfolio, the related assets included in the Consolidated Statement of Financial Position will increase with no interest, or fees and adjustments in the Consolidated Statement of Comprehensive Income, and income will not be recognized for these items, unless they are actually received.

(z)                        Fees and commissions:

Income and expenses from fees and commissions are recognized in income using different criteria based on the nature of the income or expense: The most significant criteria include:

•             Fees earned from an single act are recognized once the act has taken place.

•             Fees earned from transactions or services provided over a longer period of time are recognized over the life of the transactions or services.

•             Loan commitment fees for loans that are likely to be drawn down and other credit-related fees are deferred (together with incremental costs) and recognized as an adjustment to the effective interest rate of the loan. When it is unlikely that a loan is drawn down, the fees are recognized over the commitment period on a straight-line basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(aa)                Identifying and measuring impairment:

Financial assets, different to loans to customers

Financial assets are reviewed throughout each year, and especially at each reporting date, to determine whether there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset that can be reliably calculated.

An impairment loss for financial assets (different to loans to customers) recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the effective interest rate original.

An impairment loss for available-for-sale financial assets is calculated using its fair value, considering fair value changes already recognized in other comprehensive income.

In the case of equity investments classified as available-for-sale financial assets, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost.  In the case of debt securities classified as available-for-sale financial assets, the Bank assesses whether there exists objective evidence for impairment based on the same criteria as for loans.

If there is evidence of impairment, any amounts previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement.

When the fair value of the available-for-sale debt security recovers to at least amortised cost, it is no longer considered impaired and subsequent changes in fair value are reported in equity.

All impairment losses are recognized in the income statement.  Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the income statement.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(aa)                Identifying and measuring impairment, continued:

Financial assets, different to loans to customers, continued

The amount of the reversal is recognized in profit or loss up to the amount previously recognized as impairment.

An impairment loss is reversed if, in a subsequent period, the fair value of the debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

Non-financial assets

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, excluding investment properties and deferred tax assets, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists.  If such indication exists, the recoverable amount of the asset is then estimated.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared.  An impairment loss is reversed if there has been a change in the estimations used to determine the recoverable amount.  An impairment loss is reverted only to the extent that the book value of the asset does not exceed the carrying.

The Bank assesses at each reporting date and on an ongoing basis whether there is an indication that an asset may be impaired.  If any indication exists, the Bank estimates the asset’s recoverable amount.  An asset’s recoverable amount is the major value between fair value (less costs to sell) and its value in use.  Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, share prices and other available fair value indicators.

Impairment losses related to goodwill cannot be reversed in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(ab)                Lease transactions:

(i) The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases.

The leased assets are include within “Other Assets” on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful economic lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(ab)                Lease transactions, continued:

(ii) The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if  lower, the present value of the minimum future payments guaranteed. As of December 31, 2014 and 2013, the Bank and its subsidiaries have not signed contracts of this nature.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

(ac)                 Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients.  Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the Bank.  Contingencies and commitments arising from this activity are disclosed in Note No. 26 (a).

(ad)                Customer loyalty program:

The Bank maintains a customer loyalty programs as an incentive to its clients. The scheme grants its customers certain points depending on the value of credit card purchases they make. The so-collected points can be used to obtain services from a third party. In accordance with IFRIC 13 the costs which the Bank incurs providing this incentive are recognized at fair value when the corresponding revenue is recognized, considering the probabilities of being used by the customers to obtain the third party’s service. The points collected cannot be used to obtain services directly from the Bank.

(ae)                 Reclassifications

There are no significant reclassifications at the end of period 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements:

3.1                     Accounting rules issued by IASB:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that it is not effective as of December 31, 2014:

IFRS 9 Financial Instruments

The July 24, 2014, IASB completed its upgrade project about accounting for financial instruments with the publication of IFRS 9 Financial Instruments.

This standard includes new requirements based on new principles for the classification and measurement; it introduces a “prospective” model of expected credit losses on impairment accounting and changes in hedge accounting.

Classification and measurement

The classification determines how financial assets and liabilities are accounted in financial statements and, in particular, how they are measured. IFRS 9 introduces a new approach for the classification of financial assets, based in the business model of the entity for the management of financial assets and the characteristic of it contractual flows. The new model also results in a single impairment model being applied to all financial instruments, removing a source of complexity associated with previous accounting requirements.

Impairment

The IASB has introduced a new impairment model that will require a timely recognition of expected credit losses.

Hedge Accounting

IFRS 9 introduces a new model for hedge accounting with enhanced disclosures about risk management activity. The new model represents a substantial overhaul of hedge accounting that aligns the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements

Entity’s Own Credit Risk

IFRS 9 removes the volatility in profit or loss originated by changes in the credit risk of designated liabilities at fair value. This change means that the profit produced by the quality decline of own credit risk of the entity in this kind of obligations, are not recognized in profit or loss of the period, but in other comprehensive income. IFRS 9 permits early application of this improvement, before any other requirement of IFRS 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

3.1                     Accounting rules issued by IASB, continued:

IFRS 9 Financial Instruments, continued:

Adoption date mandatory January 1, 2018. Early application is permitted.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the consolidated financial statements. To date, this standard has not been approved by the Superintendency of Banks, event that is required for their application.

IFRS 11 — Joint Arrangements

In May of 2014 the IASB modified IFRS 11, providing guides about the accounting of acquisitions of participations in joint operations, whose activity constitute a business. This standard requires the acquirer of a participation in a joint operation, whose activities constitutes a business, apply all the principles on accounting for business combinations of the IFRS 3.

The effective date is beginning on January 1, 2016 and its early application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

IAS 16 — Property, plant and equipment and IAS 38 — Intangible assets

In May of 2014 the IASB modified IAS 16 and 38 with purpose of clarifies accepted method of depreciation and amortization.

The amendment of IAS 16 prohibits for property, plant and equipment, depreciation based on ordinary income.

The amendment of IAS 38 introduces the presumption of ordinary income are not an appropriate base for the amortization of intangible asset.  This presumption only is refuted in two circumstances:  (a) intangible asset is expressed like a unit of ordinary income; and (b) ordinary income and consumption of intangible asset are highly correlated.

The effective date is beginning on January 1, 2016 its early application is permitted.

This modification does not impact the consolidated financial statements of Banco de Chile and its subsidiaries, because it is not used a focus of income as a basis of depreciation and amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

3.1                     Accounting rules issued by IASB, continued:

IFRS 15 — Revenue from Contracts with Customers

In May 2014 was issued IFRS 15. It applies to all contracts with customers except leases, financial instruments and insurance contracts. This project was jointly conducted with the Financial Accounting Standards Board (FASB) to eliminate differences in revenue recognition between IFRS and USGAAP. This new standard pretends to improve inconsistencies and weaknesses of IAS 18 and to provide a single revenue recognition model which will improve comparability over a range of industries, companies and geographical boundaries. It provides a new model of earnings recognition and more detailed requirements for contracts with multiple elements.

Application of the standard is mandatory for annual reporting periods starting from January 1, 2017 onward, early application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

IAS 27 — Consolidated and Separated Financial Statements

In August 2014, the IASB published the amendment that will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

IAS 28 — Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

3.1                     Accounting rules issued by IASB, continued:

Annual improvements IFRS

In September 2014, the IASB issued Annual improvements to IFRS: 2012 — 2014 Cycle, which include changes to the following standards.

•                  IFRS 5 Non-current assets held for sale and discontinued operations.

Add specific guidelines in cases in which an entity reclassify an asset from held for sale to held for distribution, or vice versa and cases in which asset held for distribution are accounting like discontinued operations. The effective date is beginning on January 1, 2016 and its early application is permitted.

Banco de Chile and subsidiaries don’t register non-current asset held for sale and discontinued operations. Therefore, this modification does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

•                  IFRS 7 Financial Instruments: Disclosures.

Add guidelines to clarify if a service contract corresponds to a continuing involvement in an asset transfer whit the purpose to determine the required disclosures. The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

•                  IAS 19 Employee Benefits. Discount rate: topic of the regional market.

Clarifies that corporate bonds with high quality credit used in the estimation of the discount rate for post-employment benefits must be denominated in the same currency as the benefit payed. The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

•                  IAS 34 Interim Financial Reporting.

Clarifies the meaning of disclose information “in some other part of interim financial information” and the need for a cross-reference. The effective date is beginning on January 1, 2016 and its early application is permitted

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

3.1                     Accounting rules issued by IASB, continued:

Annual improvements IFRS, continued:

•                  IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interest in Other Entities and IAS 28 Investments in Associates and Join Venture.

In December 2014, the IASB has modified IFRS 10, IFRS 12 and IAS 28 related with the application of the exceptions in the consolidation in investment entities.

The amendments clarify about the requirement for the accounting of investment entities. In addition, these amendments in certain circumstances reduce the cost in the application of these standards.

The effective date is mandatory on January 1, 2016 and its early application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

•                  IAS 1 Presentation of Financial Statements

In December, 2014, the IASB has published “Disclosure Initiative (Amendments to IAS 1)”. The amendments aim at clarifying IAS 1 to improve the presentation and disclosure of information in the financial reports.

These amendments answer to requests about presentation and disclosure and have been designed with the finality to allow to the entities to apply their professional opinion to determine what information must be disclosed in the financial statements.

They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

3.2                     Accounting rules issued by SBIF:

i)                 On February 17, 2014 SBIF issued a Circular No. 3,565, which introduces changes to the instructions related to monthly information sent to the Superintendency. Changes have as objective inform in separate way the investment in entities controlled abroad and requires information of credit and its overdue maintained for the subsidiaries controlled.  These changes are applied in present consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

3.2                     Accounting rules issued by SBIF, continued:

ii)                          On December 30, 2014 the SBIF issue Circular No. 3,573 which established the changes to standards that regulates determination of “Provision for loan losses”, recorded in chapter B-1 of the compendium of accounting standards.

Regulatory aspects that are part of these changes:

•        Standard Method Provisions for Loan Mortgage: It defined a standard method to stablish provisions on mortgage loans for housing, which explicitly considers the delinquency and the ratio between the amount of outstanding principal of each loan and the value of the mortgage guarantee. This method provides a differentiated treatment for loans with state subsidies and state insurance auction. The effective date is beginning on January 1, 2016.

•        Substitution of Issuer Debtor in Factoring Operations: instructions for calculating provisions on factoring transactions are modified; allowing, under certain conditions, be considered through the substitution mechanism of debtors, classification of debtor instead of the transferor of the invoice for purposes of provisioning.

•        The instructions on the portfolio defaulted loans subject to individual assessment are complemented, including certain conditions must be complied to remove of such portfolio the credits of a debtor, in turn incorporated the same criteria for group loans. To remove a debtor from Default Portfolio, once overcome the circumstances that led to classify on this portfolio under these rules, the following conditions must be complied at least:

i) Any obligation of the debtor with the bank no longer served at the time and in the amount that correspond.

ii) Has not been granted new refinancing to pay its obligations.

iii) At least one of payments including amortization of capital.

iv) If the debtor hath some credit with installments in periods of less than six months, has already made more than one payment.

v) If the debtor must pay monthly installments for one or more loans, have been paid at least six consecutive installments.

vi) The debtor does not appear with a direct debt not paid in the information of this Superintendency.

•        In relation with the approval that should give the Board on the adequacy of provisions, states that it must refer to the consolidated financial statements, the bank considered individually, the Bank with the local subsidiaries and subsidiaries abroad, where appropriate.

Banco de Chile and its subsidiaries are assessing the impact of these rules in its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

3.3                  Rules issued by the Superintendency of Securities and Insurance (“Superintendencia de Valores y Seguros” (SVS))

On January 13, 2014 SVS issued a Circular No. 2,137, which regulates financial statements that insurance brokers (not individuals) must be sent to SVS.  This rule establishes the presentation of financial statements under IFRS since January 1, 2015 and establishes accounting criteria related to income recognition for concept of commissions.

4.                           Changes in Accounting Policies and Disclosures:

On December 1, 2013, new rules are beginning in application.  These are about return of premiums not accrued for the insurance contracts, according to established by law No. 20,667 of 9th. Of May of 2013 and Circular No. 2,114 issued by the SVS on July 26, 2013.  The legal change requires returns of premiums collected in advance but not accrued, due to the early termination or extinction of an insurance contract.  The premium to return it will be calculated in proportion of the remaining time.

During the period ended as of December 31, 2014, the Bank and its subsidiary Banchile Corredores de Seguros have established provisions for the concept of commission’s refunds to the insurance companies for the policies (paid in advance) commercialized since December 1, 2013.  This estimation is based in the history of the prepayments and disclaimers of its products portfolio that originate the commissions. Additionally, the legal exchange for the return of premiums collected in advance and unearned also had an impact on the income — expense of commissions recognized directly in income. This means that it has begun to defer a portion of the commission earned jointly with future costs of sales.

These estimates correspond to changes in accounting estimates, whose effects are registered in income under item “Income from fees and commissions”. The effect of the change involves a lesser income in the period 2014 by an amount of Ch$7,584 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events:

(a)              On January 9, 2014 LQ Inversiones Financieras S.A. (“LQIF”) informed Banco de Chile that LQIF will carry out a process to offer for sale or transfer up to 6,900,000,000 shares of Banco de Chile (a secondary offering). In addition, LQIF has requested that Banco de Chile perform all the actions related to the execution of this kind of transaction in the local and international markets.

Furthermore, the letter indicates that, if consummated, this transaction will reduce LQIF’s share of outstanding voting rights from 58.4% to 51%, so that the control status of LQIF with respect to Banco de Chile will not be altered.

With regard to the above, on this date the Board of Directors of Banco de Chile has agreed to LQIF’s request and the conditions under which Banco de Chile will participate in the appropriate filings with foreign regulators, the entering into of contracts and other documents required by law and consistent with securities market practice in the United States of America and other international markets, and in the performing of such other steps and actions as are necessary for the consummation of this transaction in the local and international markets and that are related to the commercial and financial condition of Banco de Chile.

(b)              On January 14, 2014, in relation to the relevant event dated January 9, 2014, it is informed that Banco de Chile has filed with the Securities and Exchange Commission of the United States of America (SEC), Supplemental Preliminary a prospectus which contains financial and business information of the Bank.

Also, it has been registered the agreed contract text called Underwriting Agreement that will be subscribed by LQ Inversiones Financieras S.A. (LQIF), as a seller of securities, Banco de Chile as issuer, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Banco BTG Pactual S.A. - Cayman Branch, as underwriters.

Additionally, LQIF and Banco de Chile have agreed the terms and general conditions under which the Bank will participate in this process.

(c)               On January 29, 2014, LQ Inversiones Financieras S.A. informed as a relevant event that was placed of 6,700,000,000 shares of Banco de Chile, in the local market and the United States of America, by American Depositary Receipts Program, at a price of $ 67 per share, declaring successful offer for sale. Additionally, it informed that the 6,700,000,000 shares of Banco de Chile offered for sale will be placed in stock exchange at price stated on January 29, 2014.

(d)              On January 29, 2014, Bank is informed that in relation to the secondary offering shares of Banco de Chile that is performing with LQ Inversiones Financieras S.A., in this date Banco de Chile as issuer, LQ Investments SA, as seller of the securities, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., and Banco BTG Pactual SA - Cayman Branch as underwriters, have been subscribed a contract called Underwriting Agreement, according to relevant event dated January 14, 2014.

Also, later than January 30, 2014, Banco de Chile will proceed to register in Securities and Exchange Commission of the United States of America (SEC), Final Prospectus Supplement, which contains financial and commercial information of the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevants events, continued

(e)          On January 30, 2014, it was informed that in the Ordinary Meeting No. BCH 2,790 held on January 30th, 2014, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 27th, 2014, with the objective of proposing, among other matters, the distribution of the Dividend number 202 of $3.48356970828 per each of the 93,175,043,991 “Banco de Chile” shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending on December 31st, 2013, corresponding to the 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other things, the capitalization of the 30% of the distributable net income of the Bank obtained during the fiscal year ending on December 31st, 2013, through the issuance of fully paid-in shares, of no par value, with a value of $64.56 per “Banco de Chile “share, which will be distributed among the shareholders in the proportion of 0.02312513083 shares for each “Banco de Chile” share and to adopt the necessary agreements subject to the exercise of the options established in article 31 of  Law 19,396.

At the Ordinary and Extraordinary Meetings of Banco de Chile, held on March 27, 2014, it was agreed to comply with the aforementioned agreements.

(f)           On March 27, 2014 was informed as essential information that in the Ordinary Shareholders’ Meeting of this institution, which took place on March 27, 2014, the Board of Directors was completely renew, due to the end of the legal and statutory three years term established for the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as Directors for a new three years term:

Directors:	Francisco Aristeguieta Silva
	Jorge Awad Mehech	(Independent)
Juan José Bruchou
Jorge Ergas Heymann
	Jaime Estévez Valencia	(Independent)
Pablo Granifo Lavín
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Gonzalo Menéndez Duque
Francisco Pérez Mackenna
Juan Enrique Pino Visinteiner

First Alternate Director:	Rodrigo Manubens Moltedo
Second Alternate Director:	Thomas Fürst Freiwirth	(Independent)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevants events, continued

Moreover, at the ordinary Board of Directors meeting No BCH 2,793 held on March 27, 2014, it was agreed to make the following appointments and designations:

President:	Pablo Granifo Lavín
Vice-President:	Andrónico Luksic Craig
Vice-President:	Francisco Aristeguieta Silva

Advisers to the Board:	Hernán Büchi Buc
Francisco Garcés Garrido
Jacob Ergas Ergas

(g)         On April 1, 2014 it was informed as an Essential Information that, as of this date, the Central Bank of Chile has communicated to Banco de Chile that the Board of such institution (Consejo), in Extraordinary Session No 1813E, held today, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 27, 2014, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 30% of the net income obtained during the fiscal year ending on December 31st, 2013, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No 19,396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

(h)         On May 29, 2014 in Ordinary Meeting No. 2,796, the Board of Bank of Chile agreed dissolution, liquidation and termination of Subsidiary Banchile Trade Services Limited, as well as of contracts and operations of this subsidiary.  The Board gave full powers and rights, to execute the dissolution, liquidation and termination of the subsidiary mentioned above.

At the date of these financial statements dissolution, liquidation and termination of this subsidiary is in process.

(i)             On June 23, 2014, the Second Extraordinary General Meeting of Shareholders of the subsidiary Banchile Securitizadora SA, unanimously agreed to increase the statutory capital by Ch$240 million. Superintendency of Securities and Insurance commented to the approval of the reform statutes dated July 18, 2014. Therefore, on July 21, 2014, the Board requested a new Extraordinary Shareholders Meeting in order to address the comments of the regulator.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevants events, continued

(j)            On June 26, 2014 and regarding the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2013, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders Meeting held on the 27th of March, 2014, It was informed as an essential information:

a.         In the said Extraordinary Shareholders Meeting, it was agreed to increase the Bank´s capital in the amount of $ 95,569,688,582 through the issuance of 1,480,323,553 fully paid-in shares, of no par value, payable under the distributable net income for the year 2013 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The Chilean Superintendency of Banks and Financial Institutions approved the amendment of the bylaws, through resolution N°153 dated May 30, 2014, which was registered on page 24,964 N°40,254 of the register of the Chamber of Commerce of Santiago for the year 2014, and was published at “Diario Oficial” on June 5, 2014.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with N°3/2014, on June 19, 2014.

b.         The Board of Directors of Banco de Chile, at the meeting N°2,798, dated June 26, 2014, set July 10, 2014, as the date for issuance and distribution of the fully paid in shares.

c.          The shareholders that will be entitled to receive the new shares, at a ratio of 0.02312513083 fully in paid shares for each Banco de Chile share, shall be those registered in the Register of Shareholders on July 4, 2014.

d.         The titles will be duly assigned to each shareholder. The Bank will only print the titles for those shareholders who request it in writing at the Shareholders Department of Banco de Chile.

e.          As a consequence of the issuance of the fully in paid shares, the capital of the Bank will be divided in 94,655,367,544 nominative shares, without par value, completely subscribed and paid.

(k)         On August 14, 2014, in ordinary meeting No. 2,801, the Board of Banco de Chile received the resignation of Mr. Jacob Ergas Ergas, who served as Advisor to the Board of the Bank. Also at the aforementioned meeting, was appointed Andres Ergas Heymann in his replace.

(l)             On August 20, 2014, in relation to comments made by the SVS to the approval of the reform of   statutes referred to in point (i), held the Third Extraordinary Meeting of Shareholders of the subsidiary Banchile Securitizadora S.A. The minutes of that meeting was a public deed on 25 of the same year, before Don Juan Francisco Alamos Shepherd, deputy head of the 45th Notary Public of Santiago Notary Mr. René Benavente Cash.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevants events, continued

(m)                   On October 9, 2014 and in response to the letter dated September 11, 2014, the Superintendency of Banks and Financial Institutions, communicated to Banco de Chile their authorization to  dissolve, liquidate and terminate the business support company called Banchile Trade Services Limited, established in Hong Kong, China, according to paragraph 2 of Title III of Chapter 11-6 of Current Rules.

(n)                       On October 14, 2014 the Company subsidiary Banchile Securitizadora S.A. reported as an essential fact, regarding to Extraordinary Board Meeting, their acceptance of the resignation of Chief Executive Officer José Cruz Road starting on October 17, 2014. Also at the aforementioned meeting, Securitizadora Banchile S.A. appointed Claudia Bazaes Aracena in his replace, effective as of October 20, 2014.

(o)                       On October 17, 2014, the Superintendency of Securities and Insurance, approved by Resolución Exenta No 262, the changes introduced in the bylaws of Banchile Securitizadora S.A. agreed at the Third EGM dated August 20, 2014, which was to increase social capital through the issuance of 1,300 shares for payment in the amount of Ch$ 240,000,000, which shall be fully subscribed and paid within a period of 3 years from the date of the meeting; for this purpose, were modified the fifth and first transient article of bylaws.

(p)                       On October 20, 2014 the Company subsidiary Banchile Securitizadora S.A. reported as an essential fact, the resignation of Juan Carlos Cavallini Richani at his position as director of the Society which was accepted in the Board Meeting held on October 20, 2014. Also, in the same meeting, the Board proceeded to appoint Jose Vial Cruz as the new director of Banchile Securitizadora S.A.

(q)                       On November 18, 2014 Banco de Chile has signed an amendment to the License Agreement executed with Citigroup Inc. in December 27, 2007, whereby parties agreed that the authorization to use licensed marks of Citigroup will include new products. It was also agreed that, as part of the quality control measures set forth in the License Agreement, Banco de Chile has to obtain authorization from the other entities whose brands might be included in advertising that incorporates licensed trade marks from Citigroup, also agreeing that in case of a potential breach, compensation clauses under the same agreement should apply.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Hechos Relevantes, continuación:

(r)                          On December 11, 2014 Banco de Chile and its affiliate Banchile Corredores de Seguros Limitada have entered into two agreements with Banchile Seguros de Vida S.A.; specifically, the Collective Debtor’s Life Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen”) and the Collective Debtor’s Life Total and Permanent Disability 2/3 Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen e Invalidez Total y Permanente 2/3”) (portfolio in pesos and housing subsidies D.S. N° 1 of 2011) both for loan mortgages; both agreements were signed before the Public Notary Mr. René Benavente on December 10, 2014.

The aforementioned agreements were entered into pursuant to Article 40 of DFL N° 251 of 1931, General Regulation N° 330 of the Superintendency of Securities and Insurances and Order N° 3,530 of the Superintendency of Banks and Financial Institutions, both dated in March 21, 2012. According to the mentioned regulations, the public bid for the Collective Policy for Life Insurances and Total and Permanent Disability 2/3 Insurance Agreement (portfolio in pesos and housing subsidies D.S. N° 1 of 2011) was awarded to Banchile Seguros de Vida S.A. who offered in both cases the lowest rates 0.0101% monthly and 0.0103% monthly, respectively. The commission fee for the Insurance Broker Banchile Corredores de Seguros Limitada of 14.00 % was included in the mentioned rates.

(s)                         During 2014, were carried out the processes of negotiation of collective agreements in advance between Banco de Chile and unions Banco de Chile Edwards, Banco de Chile, Federación de Sindicatos, Sindicato Nacional y el Sindicato Nacional de Trabajadores Citibank NA, suscribing each one collective agreements for 4 years (2014 - 2018). Additionally, the subsidiary Promarket S.A. concluded its collective bargaining process during the month of August of this year, signing a Collective Bargaining Agreement for a period of three years (2014-2017).

As result of suscribed agreements, the agreed benefits were extended to  nonunion employees. In addition, the mentioned processes generated an expense for once by an amount of Ch$44,437 million, charge to item “Personnel Expenses”.

(t)                          On January 2, 2015 Banco de Chile communicates that on December 30th, 2014, according to the powers conferred by article 19 of the Chilean General Banking Act, the Superintendency of Banks and Financial Institutions imposed a fine of UF 250 (two hundred fifty Unidades de Fomento) to Banco de Chile, in connection with the erroneous delivery to that Superintendency of file D32 contained in the Information System Manual of the Debtors System (“Sistema de Deudores del Manual de Sistemas de Información”), in which a number of mortgage operations corresponding to August 2014 were omitted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

• Banchile Administradora General de Fondos S.A.
• Banchile Asesoría Financiera S.A.
• Banchile Corredores de Seguros Ltda.
• Banchile Corredores de Bolsa S.A.
• Banchile Securitizadora S.A.
• Banchile Trade Services Limited (See note No. 5 letter (h))
• Socofin S.A.
• Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.   The accounting policies used to prepare the Bank’s operating segment information are similar as those described in Note No. 2 “Summary of Significant Accounting Principles”. The Bank obtains the majority of its income from:  interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually.  Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and additionally applies the following criteria:

•                                The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third party that exceed 10% of its total income in 2014 and 2013.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

The following tables presents the income for 2014 and 2013 for each of the segments defined above:

	December 31, 2014
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Adjustments	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	836,917	379,456	35,005	(8,834)	1,242,544	2,514	1,245,058
Net fees and commissions income	134,635	40,316	(1,825)	114,246	287,372	(15,184)	272,188
Other operating income	30,581	60,279	13,871	29,552	134,283	(5,127)	129,156
Total operating revenue	1,002,133	480,051	47,051	134,964	1,664,199	(17,797)	1,646,402
Provisions for loan losses	(232,802)	(51,348)	—	157	(283,993)	—	(283,993)
Depreciation and amortization	(22,497)	(5,324)	(296)	(2,384)	(30,501)	—	(30,501)
Other operating expenses(2)	(464,323)	(134,211)	(4,364)	(99,060)	(701,958)	17,797	(684,161)
Income attributable to associates	1,868	584	50	359	2,861	—	2,861
Income before income taxes	284,379	289,752	42,441	34,036	650,608	—	650,608
Income taxes							(59,527)
Income after income taxes							591,081

Assets	11,789,339	10,307,291	4,981,302	538,445	27,616,377	(176,886)	27,439,491
Current and deferred taxes							206,337
Total assets							27,645,828

Liabilities	8,419,469	9,664,423	6,754,592	391,547	25,230,031	(176,886)	25,053,145
Current and deferred taxes							57,527
Total liabilities							25,110,672

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

	December 31, 2013
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Adjustments	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	737,476	303,128	23,269	(12,143)	1,051,730	7,439	1,059,169
Net fees and commissions income	150,195	42,615	(1,355)	106,280	297,735	(10,641)	287,094
Other operating income	35,551	57,320	(5,607)	32,439	119,703	(9,941)	109,762
Total operating revenue	923,222	403,063	16,307	126,576	1,469,168	(13,143)	1,456,025
Provisions for loan losses	(203,586)	(38,031)	47	(43)	(241,613)	—	(241,613)
Depreciation and amortization	(20,068)	(5,912)	(1,182)	(1,747)	(28,909)	—	(28,909)
Other operating expenses(2)	(397,456)	(112,528)	(5,171)	(92,023)	(607,178)	13,143	(594,035)
Income attributable to associates	1,123	814	95	39	2,071	—	2,071
Income before income taxes	303,235	247,406	10,096	32,802	593,539	—	593,539
Income taxes							(79,936)
Income after income taxes							513,603

Assets	10,635,940	10,385,698	4,319,777	634,466	25,975,881	(191,117)	25,784,764
Current and deferred taxes							149,106
Total assets							25,933,870

Liabilities	8,299,048	9,633,395	5,378,699	482,627	23,793,769	(191,117)	23,602,652
Current and deferred taxes							46,902
Total liabilities							23,649,554

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                           Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each year-end are detailed as follows:

	2014	2013
	MCh$	MCh$
Cash and due from banks:
Cash (*)	476,429	485,537
Current account with the Chilean Central Bank (*)	147,215	71,787
Deposits in other domestic banks	12,778	15,588
Deposits abroad	278,711	300,396
Subtotal - Cash and due from banks	915,133	873,308

Net transactions in the course of collection	303,136	248,128
Highly liquid financial instruments	590,417	358,093
Repurchase agreements	16,892	59,089
Total cash and cash equivalents	1,825,578	1,538,618

(*) Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)                       Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	2014	2013
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	290,866	232,698
Funds receivable	109,215	141,773
Subtotal - assets	400,081	374,471

Liabilities
Funds payable	(96,945)	(126,343)
Subtotal - liabilities	(96,945)	(126,343)
Net transactions in the course of collection	303,136	248,128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.         Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	2014	2013
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	13,906	34,407
Central Bank promissory notes	2,996	2,995
Other instruments issued by the Chilean Government and Central Bank	71,968	27,535

Other instruments issued in Chile
Deposit promissory notes from domestic banks	—	—
Mortgage bonds from domestic banks	9	14
Bonds from domestic banks	3,197	1,926
Deposits in domestic banks	199,665	255,582
Bonds from other Chilean companies	1,351	3,427
Other instruments issued in Chile	366	1,035

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	—

Mutual fund investments:
Funds managed by related companies	255,013	66,213
Funds managed by third parties	—	—
Total	548,471	393,134

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$194,074 as of December 31, 2014 (MCh$227,453 in 2013).

Agreements to repurchase have an average expiration of 13 days as of year-end (14 days in 2013).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$32,956 as of December 31, 2014 (MCh$41,313 in 2013), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.         Repurchase Agreements and Security Lending and Borrowing:

(a)                       The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of December 31, 2014 and 2013, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 month		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	820	—	—	—	—	—	—	—	—	—	—	—	820	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	8,443	—	—	—	—	—	—	—	—	—	—	—	8,443
Deposits in domestic banks	—	46,084	—	—	—	—	—	—	—	—	—	—	—	46,084
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	11,043	3,902	6,291	12,250	9,507	11,743	—	—	—	—	—	—	26,841	27,895

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	11,863	58,429	6,291	12,250	9,507	11,743	—	—	—	—	—	—	27,661	82,422

Securities received:

The Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. At December 31, 2014 the Bank held securities with a fair value of Ch$ 27,549 million (Ch$81,830 million in 2013) on such terms.  The Bank has an obligation to return the securities to its counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.         Repurchase Agreements and Security Lending and Borrowing, continued:

(b)                       The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate,  As of December 31, 2014 and 2013, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 month		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	16,831	—	—	—	—	—	—	—	—	—	—	—	16,831
Central Bank promissory notes	25,643	—	—	—	—	—	—	—	—	—	—	—	25,643	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	3,152	—	—	—	—	—	—	—	—	—	—	—	3,152	—
Deposits in domestic banks	220,528	232,512	159	7,217	—	—	—	—	—	—	—	—	220,687	239,729
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	206	—	—	—	—	—	—	—	—	—	—	—	206

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	249,323	249,549	159	7,217	—	—	—	—	—	—	—	—	249,482	256,766

Securities given:

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” at December 31, 2014 is Ch$252,465 million (Ch$255,302 million in 2013). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges:

(a)                       As of December 31, 2014 and 2013, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	32,032	15,565	17,094	11,734	13,416	21,312	66,392	—	—	8,730	14,012
Interest rate swap	—	8,569	—	—	16,486	4,731	22,488	25,394	59,942	8,412	47,669	117,420	101	714	11,174	11,312
Total derivatives held for hedging purposes	—	8,569	—	—	16,486	36,763	38,053	42,488	71,676	21,828	68,981	183,812	101	714	19,904	25,324

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	—	—	137,134	59,730	437,575	313,263	411,283	209,465	237,038	300,386	78,703	37,971	17,596	6,681
Total Derivatives held as cash flow hedges	—	—	—	—	137,134	59,730	437,575	313,263	411,283	209,465	237,038	300,386	78,703	37,971	17,596	6,681

Derivatives held-for-trading purposes
Currency forward	4,813,454	2,815,835	4,114,955	2,194,765	6,702,632	3,812,356	589,179	323,882	38,389	52,513	1,802	39	140,676	41,673	128,117	65,396
Cross currency swap	109,701	124,909	260,261	470,928	1,229,651	1,400,553	2,003,936	1,195,627	1,174,052	1,024,721	2,039,353	1,465,280	398,943	193,455	485,363	243,979
Interest rate swap	1,330,696	567,058	1,395,103	1,318,722	6,728,804	4,275,295	7,376,807	4,767,240	4,249,358	2,919,321	3,809,968	2,549,584	210,900	97,974	206,161	99,488
Call currency options	41,715	12,491	47,586	39,109	69,218	138,809	182	6,572	—	—	—	—	2,583	2,301	2,249	3,559
Put currency options	34,116	7,034	42,051	31,078	40,897	75,379	182	—	—	—	—	—	287	600	362	705
Total derivatives of negotiation	6,329,682	3,527,327	5,859,956	4,054,602	14,771,202	9,702,392	9,970,286	6,293,321	5,461,799	3,996,555	5,851,123	4,014,903	753,389	336,003	822,252	413,127

Total	6,329,682	3,535,896	5,859,956	4,054,602	14,924,822	9,798,885	10,445,914	6,649,072	5,944,758	4,227,848	6,157,142	4,499,101	832,193	374,688	859,752	445,132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(b)        Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates.  The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a floating interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of nominal values of the hedged elements and hedge instruments under fair value hedges as of December 31, 2014 and 2013:

	2014	2013
	MCh$	MCh$
Hedged element
Commercial loans	48,611	128,934
Corporate bonds	146,585	164,526

Hedge instrument
Cross currency swap	48,611	128,934
Interest rate swap	146,585	164,526

(c)        Cash flow Hedges:

(c.1)    The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of bonds issued abroad in Mexican pesos, Hong Kong dollars, Peruvian nuevo sol, Swiss franc, Japanese yen to fix rate and foreign banks obligations. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                         Cash flow Hedges, continued:

(c.2)             Below are the cash flows of bonds issued abroad objects of this hedge and cash flows of the active part of the derivative:

	2014
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows:
Corporate Bond MXN	—	—	—	—	—	—	—
Corporate Bond HKD	—	—	(9,508)	(19,070)	(66,617)	(268,771)	(363,966)
Corporate Bond PEN	—	—	(622)	(16,442)	—	—	(17,064)
Corporate Bond CHF	(219)	(1,135)	(5,413)	(317,811)	(344,146)	—	(668,724)
Obligation USD	(498)	(95)	(156,333)	(61,751)	—	—	(218,677)
Corporate Bond JPY	—	(271)	(968)	(58,445)	(41,062)	(51,563)	(152,309)

Hedge instruments
Inflows:
Cross Currency Swap MXN	—	—	—	—	—	—	—
Cross Currency Swap HKD	—	—	9,508	19,070	66,617	268,771	363,966
Cross Currency Swap PEN	—	—	622	16,442	—	—	17,064
Cross Currency Swap CHF	219	1,135	5,413	317,811	344,146	—	668,724
Cross Currency Swap USD	498	95	156,333	61,751	—	—	218,677
Cross Currency Swap JPY	—	271	968	58,445	41,062	51,563	152,309

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)        Cash flow Hedges, continued:

(c.2)             Below are the cash flows of bonds issued abroad objects of this hedge and cash flows of the active part of the derivative:

	2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows:
Corporate Bond MXN	(206)	(619)	(62,275)	—	—	—	(63,100)
Corporate Bond HKD	—	—	(7,011)	(14,022)	(14,009)	(240,224)	(275,266)
Corporate Bond PEN	—	—	(578)	(1,154)	(14,690)	—	(16,422)
Corporate Bond CHF	(216)	—	(4,720)	(143,070)	(229,701)	(105,325)	(483,032)
Obligation USD	(273)	(82)	(1,064)	(135,478)	—	—	(136,897)
Corporate Bond JPY	—	(76)	(560)	(56,964)	(598)	(29,173)	(87,371)

Hedge instruments
Inflows:
Cross Currency Swap MXN	206	619	62,275	—	—	—	63,100
Cross Currency Swap HKD	—	—	7,011	14,022	14,009	240,224	275,266
Cross Currency Swap PEN	—	—	578	1,154	14,690	—	16,422
Cross Currency Swap CHF	216	—	4,720	143,070	229,701	105,325	483,032
Cross Currency Swap USD	273	82	1,064	135,478	—	—	136,897
Cross Currency Swap JPY	—	76	560	56,964	598	29,173	87,371

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)        Cash flow Hedges, continued:

(c.2)             Bellow are the cash flows of underlying assets portfolio and cash flow of pasive part of derivative:

	2014
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge ítem
Inflows:
Cash flow in CLF	2,892	490,949	3,230	165,707	442,808	283,714	1,389,300

Hedge instruments
Outflows:
Cross Currency Swap HKD	—	(14,578)	—	(7,273)	(59,188)	(224,232)	(305,271)
Cross Currency Swap PEN	—	(15,978)	—	(475)	—	—	(16,453)
Cross Currency Swap JPY	—	(69,059)	(976)	(3,471)	(48,703)	(59,482)	(181,691)
Cross Currency Swap USD	—	(58,945)	—	(141,795)	—	—	(200,740)
Cross Currency Swap CHF	(2,892)	(332,389)	(2,254)	(12,693)	(334,917)	—	(685,145)

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)        Cash flow Hedges, continued:

(c.2)   Bellow are the cash flows of underlying assets portfolio and cash flows of pasive part of derivative:

	2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge ítem
Inflows:
Cash flow in CLF	2,751	233	82,888	359,407	237,627	351,724	1,034,630

Hedge instruments
Outflows:
Cross Currency Swap MXN	—	—	(61,400)	—	—	—	(61,400)
Cross Currency Swap HKD	—	—	(5,791)	(11,617)	(11,562)	(217,999)	(246,969)
Cross Currency Swap PEN	—	—	(450)	(898)	(14,673)	—	(16,021)
Cross Currency Swap JPY	—	(233)	(2,099)	(63,679)	(1,846)	(30,920)	(98,777)
Cross Currency Swap USD	—	—	(3,314)	(133,094)	—	—	(136,408)
Cross Currency Swap CHF	(2,751)	—	(9,834)	(150,119)	(209,546)	(102,805)	(475,055)
Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.          Derivative Instruments and Accounting Hedges, continued:

(c)        Cash flow Hedges, continued:

Respect to assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)                       The accumulated amount of unrealized gain was a credit to equity for an amount of Ch$29,756 million (charge to equity for Ch$18,069 million in 2013) generated from hedging instruments, which has been recorded in equity.  The net effect of deferred tax was a credit to equity for Ch$23,507 millions in 2014 (charge to equity for Ch$14,455 millions in 2013)

The accumulated balance for this concept net of deferred tax as of December 31, 2014 corresponds to a credit of equity amounted Ch$10,086 million (charge to equity amounted Ch$13,421 million in 2013)

(c.4)                       The net effect in income of derivatives cash flow hedges was a charge in income for an amount of Ch$9,659 million in 2014 (credit to income for Ch$51,795 million in 2013).

(c.5)                       As of December 31, 2014 and 2013, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted almost totally.

(c.6)                       As of December 31, 2014 and 2013, the Bank has not hedges of net investments in foreign business

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.          Loans and advances to Banks:

(a)             As of December 31, 2014 and 2013, amounts are detailed as follows:

	2014	2013
	MCh$	MCh$
Domestic Banks
Interbank loans	170,014	100,012
Provisions for loans to domestic banks	(61)	(36)
Subtotal	169,953	99,976
Foreign Banks
Loans to foreign banks	216,632	252,697
Chilean exports trade loans	93,366	97,194
Credits with third countries	125,061	12,864
Provisions for loans to foreign banks	(755)	(1,256)
Subtotal	434,304	361,499
Central Bank of Chile
Non-available Central Bank deposits	550,000	600,000
Other Central Bank credits	1,108	581
Subtotal	551,108	600,581
Total	1,155,365	1,062,056

(b)                       Movements in provisions for loans to banks, during periods 2014 and 213 are detailed below:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2013	5	954	959
Charge-offs	—	—	—
Provisions established	31	302	333
Provisions released	—	—	—
Balance as of December 31, 2013	36	1,256	1,292
Charge-offs	—	—	—
Provisions established	25	—	25
Provisions released	—	(501)	(501)
Balance as of December 31, 2014	61	755	816

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.          Loans to Customers, net:

(a.i)       Loans to Customers:

As of December 31, 2014 and 2013, the composition of the portfolio of loans is the following:

	As of December 31, 2014
	Assets before allowance				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,239,021	76,365	308,808	9,624,194	(106,518)	(89,392)	(195,910)	9,428,284
Foreign trade loans	1,131,926	72,208	62,665	1,266,799	(78,619)	(1,480)	(80,099)	1,186,700
Current account debtors	303,906	2,697	3,532	310,135	(3,141)	(4,189)	(7,330)	302,805
Factoring transactions	474,046	3,164	1,525	478,735	(9,283)	(1,361)	(10,644)	468,091
Commercial lease transactions (1)	1,330,752	22,191	28,579	1,381,522	(6,163)	(11,898)	(18,061)	1,363,461
Other loans and accounts receivable	39,274	257	7,320	46,851	(2,298)	(3,426)	(5,724)	41,127
Subtotal	12,518,925	176,882	412,429	13,108,236	(206,022)	(111,746)	(317,768)	12,790,468
Mortgage loans
Mortgage bonds	65,211	—	4,893	70,104	—	(58)	(58)	70,046
Transferable mortgage loans	101,957	—	2,218	104,175	—	(72)	(72)	104,103
Other residential real estate mortgage loans	5,151,358	—	86,273	5,237,631	—	(23,857)	(23,857)	5,213,774
Credits from ANAP	21	—	—	21	—	—	—	21
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	6,482	—	210	6,692	—	(34)	(34)	6,658
Subtotal	5,325,029	—	93,594	5,418,623	—	(24,021)	(24,021)	5,394,602
Consumer loans
Consumer loans in installments	2,003,452	—	190,697	2,194,149	—	(145,439)	(145,439)	2,048,710
Current account debtors	264,473	—	7,347	271,820	—	(7,331)	(7,331)	264,489
Credit card debtors	856,555	—	26,455	883,010	—	(33,713)	(33,713)	849,297
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	106	—	704	810	—	(343)	(343)	467
Subtotal	3,124,586	—	225,203	3,349,789	—	(186,826)	(186,826)	3,162,963
Total	20,298,540	176,882	731,226	21,876,648	(206,022)	(322,593)	(528,615)	21,348,033

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers net, continued:

(a.i)                 Loans to Customers continued:

	As of December 31, 2013
	Assets before allowance				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,501,576	117,957	269,260	9,888,793	(95,962)	(86,529)	(182,491)	9,706,302
Foreign trade loans	1,027,507	73,090	54,084	1,154,681	(68,272)	(642)	(68,914)	1,085,767
Current account debtors	253,198	3,160	2,931	259,289	(3,031)	(3,332)	(6,363)	252,926
Factoring transactions	520,776	2,538	745	524,059	(9,570)	(822)	(10,392)	513,667
Commercial lease transactions (1)	1,156,350	27,394	26,003	1,209,747	(5,265)	(10,224)	(15,489)	1,194,258
Other loans and accounts receivable	34,621	307	5,011	39,939	(762)	(3,287)	(4,049)	35,890
Subtotal	12,494,028	224,446	358,034	13,076,508	(182,862)	(104,836)	(287,698)	12,788,810
Mortgage loans
Mortgage bonds	81,704	—	5,650	87,354	—	(220)	(220)	87,134
Transferable mortgage loans	120,584	—	2,321	122,905	—	(285)	(285)	122,620
Other residential real estate mortgage loans	4,455,510	—	61,312	4,516,822	—	(17,997)	(17,997)	4,498,825
Credits from ANAP	24	—	—	24	—	—	—	24
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	5,155	—	47	5,202	—	—	—	5,202
Subtotal	4,662,977	—	69,330	4,732,307	—	(18,502)	(18,502)	4,713,805
Consumer loans
Consumer loans in installments	1,865,945	—	169,216	2,035,161	—	(134,460)	(134,460)	1,900,701
Current account debtors	231,493	—	9,459	240,952	—	(7,844)	(7,844)	233,108
Credit card debtors	758,742	—	25,040	783,782	—	(31,666)	(31,666)	752,116
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	185	—	616	801	—	(308)	(308)	493
Subtotal	2,856,365	—	204,331	3,060,696	—	(174,278)	(174,278)	2,886,418
Total	20,013,370	224,446	631,695	20,869,511	(182,862)	(297,616)	(480,478)	20,389,033

(1)                       In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of December 31, 2014, MCh$615,723 (MCh$503,972 in 2013) correspond to finance leases for real estate and MCh$765,799 (MCh$705,775 in 2013), correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers net, continued:

(a.ii)                                   Impaired Portfolio

As of December 31, 2014 and 2013, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	12,612,620	12,629,450	495,616	447,058	13,108,236	13,076,508	(206,022)	(182,862)	(111,746)	(104,836)	(317,768)	(287,698)	12,790,468	12,788,810
Mortgage loans	5,325,029	4,662,977	93,594	69,330	5,418,623	4,732,307	—	—	(24,021)	(18,502)	(24,021)	(18,502)	5,394,602	4,713,805
Consumer loans	3,124,586	2,856,365	225,203	204,331	3,349,789	3,060,696	—	—	(186,826)	(174,278)	(186,826)	(174,278)	3,162,963	2,886,418
Total	21,062,235	20,148,792	814,413	720,719	21,876,648	20,869,511	(206,022)	(182,862)	(322,593)	(297,616)	(528,615)	(480,478)	21,348,033	20,389,033

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers, continued:

(b)                       Allowances for loan losses:

Movements in allowances for loan losses during the 2014 and 2013 periods are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2013	164,901	262,534	427,435
Charge-offs:
Commercial loans	(8,648)	(27,381)	(36,029)
Mortgage loans	—	(3,242)	(3,242)
Consumer loans	—	(157,264)	(157,264)
Total charge-offs	(8,648)	(187,887)	(196,535)
Debt exchange (see letter g)	(12,556)	—	(12,556)
Allowances established	39,165	222,969	262,134
Balance as of December 31, 2013	182,862	297,616	480,478

Balance as of January 1, 2014	182,862	297,616	480,478
Charge-offs:
Commercial loans	(28,566)	(39,151)	(67,717)
Mortgage loans	—	(2,978)	(2,978)
Consumer loans	—	(184,647)	(184,647)
Total charge-offs	(28,566)	(226,776)	(255,342)
Allowances established	51,726	251,753	303,479
Balance as of December 31, 2014	206,022	322,593	528,615

In addition to these allowances for loan losses, the Bank also establishes country risk provisions to hedge foreign transactions as well as additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note No. 24).

Other Disclosures:

1.              As of December 31, 2014 and 2013, the Bank and its subsidiaries accomplished buy and sell of loan portfolios.  The effect in income is no more than 5% of net income before taxes, as detailed in Note No. 12 (e).

2.              As of December 31, 2014 and December 31, 2013, the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and it has been transferred all or substantially all risks and benefits related to these financial assets. (see note No. 12 letter (f)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, continued:

(c)                        Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	465,397	435,789	(55,663)	(53,920)	409,734	381,869
Due after 1 year but within 2 years	328,815	314,546	(40,553)	(39,405)	288,262	275,141
Due after 2 years but within 3 years	220,128	197,979	(27,233)	(25,097)	192,895	172,882
Due after 3 years but within 4 years	144,099	121,241	(19,753)	(16,987)	124,346	104,254
Due after 4 years but within 5 years	107,651	78,992	(14,375)	(12,663)	93,276	66,329
Due after 5 years	296,482	232,607	(32,370)	(29,879)	264,112	202,728
Total	1,562,572	1,381,154	(189,947)	(177,951)	1,372,625	1,203,203

(*)    The net balance receivable does not include past-due portfolio totaling MCh$8,897 as of December 31, 2014 (MCh$6,544 in 2013).

The bank has entered into commercial leases of real estate, industrial machinery, vehicles and computer equipment. These leases have an average useful life of between 3 and 8 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers, continued:

(d)                       Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2014 and 2013 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2014	2013	2014	2013	2014	%	2013	%
	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Commercial loans:
Commerce	2,338,393	2,512,233	36,929	40,731	2,375,322	10.85	2,552,964	12.23
Financial Services	1,848,774	2,027,334	24,381	15,855	1,873,155	8.56	2,043,189	9.79
Transportation	1,654,258	1,587,619	13,845	14,729	1,668,103	7.63	1,602,348	7.68
Services	1,565,233	1,231,278	544	8,750	1,565,777	7.16	1,240,028	5.94
Manufacturing	1,414,821	1,360,261	84,083	5,301	1,498,904	6.85	1,365,562	6.54
Construction	1,423,597	1,457,770	—	311	1,423,597	6.51	1,458,081	6.99
Agriculture and livestock	946,795	914,105	—	—	946,795	4.33	914,105	4.38
Electricity, gas and water	414,883	431,418	27,183	100,555	442,066	2.02	531,973	2.55
Mining	356,363	340,045	—	—	356,363	1.63	340,045	1.63
Fishing	261,189	219,173	—	—	261,189	1.19	219,173	1.05
Other	667,098	809,040	29,867	—	696,965	3.19	809,040	3.87
Subtotal	12,891,404	12,890,275	216,832	186,232	13,108,236	59.92	13,076,508	62.65
Residential mortgage loans	5,418,623	4,732,307	—	—	5,418,623	24.77	4,732,307	22.68
Consumer loans	3,349,789	3,060,696	—	—	3,349,789	15.31	3,060,696	14.67
Total	21,659,816	20,683,278	216,832	186,232	21,876,648	100.00	20,869,511	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers, continued:

(e)                        Purchase of loan portfolio

During the year 2014, the Bank has not acquired portfolio loans.

During August, September and December, 2013, the Bank has acquired portfolio loans by an amount of Ch$467,717 million.

(f)                         Sale or transfer of credits from the loans to customers:

During 2014 and 2013 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio according to the following:

As of December 31, 2014
Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$

454,465	(993)	454,465	993

As of December 31, 2013
Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$

197,820	(355)	198,134	669

(g)                        Own assets securitizations:

During 2014 and 2013 the bank has not executed securitization transaction involving owns assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                    Investment Securities:

As of December 31, 2014 and 2013, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	2014			2013
	Available for sale	Held to maturity	Total	Available for sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Bonds issued by the Chilean Government and Central Bank	28,795	—	28,795	333,035	—	333,035
Promissory notes issued by the Chilean Government and Central Bank	149,755	—	149,755	50,415	—	50,415
Other instruments	160,774	—	160,774	202,958	—	202,958

Other instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	96,294	—	96,294	96,933	—	96,933
Bonds from domestic banks	251,231	—	251,231	128,500	—	128,500
Deposits from domestic banks	657,467	—	657,467	617,816	—	617,816
Bonds from other Chilean companies	29,519	—	29,519	13,558	—	13,558
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments	162,829	—	162,829	154,267	—	154,267

Instruments issued abroad
Instruments from foreign governments or central banks	—	—	—	—	—	—
Other instruments	63,525	—	63,525	76,222	—	76,222

Total	1,600,189	—	1,600,189	1,673,704	—	1,673,704

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                    Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions, for December 31, 2014 this amount was $25,673 million ($16,840 million in 2013).  Repurchase agreements had a average maturity of 4 days in December 2014 (3 days in December 2013).

Under classification of Other instruments issued in Chile are included securities sold under repurchase agreements to customers and financial institutions for an amount of MCh$14 million (MCh$109 million in 2013). Repurchase agreements had a average maturity of 5 days in December 2014 (3 days in December 2013).

In instruments issued abroad are include mainly banks bonds and shares.

As of December 31, 2014, the portfolio of financial assets available-for-sale includes a net unrealized loss of MCh$33,962 (MCh$29,372 in 2013), recorded in other comprehensive income within equity.

As of December 31, 2014 and 2013 there is not impairment of financial assets available-for-sale.

Realized profits and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as for sale.  In addition, any unrealized profit or loss previously recorded in equity for these investments is reversed when recorded in the income statements.

Profits and losses realized on the sale of available-for-sale investments as of December 31, 2014 and 2013 are shown in Note No. 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available for sale investments for the years-ended December 31, 2014 and 2013 are as follows:

	2014	2013
	MCh$	MCh$

Unrealized (losses)/profits during the period	23,593	25,972
Realized losses/(profits) (reclassified)	(16,486)	(11,751)
Subtotal	7,107	14,221
Income tax over other comprehensive income	(2,517)	(2,844)
Net effect	4,590	11,377

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies:

(a)                       This item includes investments in other companies for an amount of MCh$25,312 in 2014 (MCh$16,670 in 2013), which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
Company	Shareholder	2014	2013	2014	2013	2014	2013	2014	2013
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A. (**)	Banco de Chile	26.16	26.16	34,177	5,232	8,939	1,368	1,070	9
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	11,145	9,737	2,229	1,948	282	733
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	8,253	7,197	2,130	1,858	389	289
Redbanc S.A.	Banco de Chile	38.13	38.13	4,969	4,401	1,895	1,678	241	159
Sociedad Imerc OTC S.A. (*)	Banco de Chile	11.48	12.49	10,899	11,411	1,252	1,425	(177)	(18)
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	2,615	1,982	871	661	220	125
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	4,643	4,529	696	679	106	62
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	2,401	1,978	644	530	151	102
Subtotal Associates				79,102	46,467	18,656	10,147	2,282	1,461

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	7,281	7,180	3,641	3,590	51	213
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,491	1,341	746	670	153	106
Subtotal Joint Ventures				8,772	8,521	4,387	4,260	204	319

Subtotales				87,874	54,988	23,043	14,407	2,486	1,780

Investments valued at cost (1):
Bolsa de Comercio de Santiago S.A.						1,646	1,646	329	291
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	46	—
Bolsa Electrónica de Chile S.A.						257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						49	43	—	—
CCLV Contraparte Central S.A.						8	8	—	—
Subtotal						2,269	2,263	375	291
Total						25,312	16,670	2,861	2,071

(1)	Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).
(*)

On June 21, 2013 it was created, with other banks of the Chilean financial system, the subsidiary banking support called “Servicios de Infraestructura de Mercado OTC S.A.” (IMERC-OTC S.A.), where its objective will be to operate a centralized register of derivatives operations (register, confirmation, storage, consolidation and conciliation services). This new subsidiary was created with a capital of Ch$12,957,463,890 divided in 10,000 shares, without nominal value, of which Banco de Chile subscribed and paid 1,111 shares, equivalents to MCh$1,440 million paid upon constitution of society. It was subscribed and paid 9,674 shares at the date of these financial statements.

(**)

On June 3, 2014 Transbank S.A. increased its capital by an amount of Ch$26,335,343,467 through the capitalization of revalorizations and income by Ch$1,135,328,683 and an issuance of fully paid-in shares by Ch$25,200,014,784. Banco de Chile realized the subscription and payment of 33,629,690 ordinary shares by an amount of Ch$6,591,419,240 (this amount doesn’t include payment of adjustments by Ch$16,873,451). Participation of Banco de Chile in Transbank S.A. was not modified by this capital increase.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(b)                       Associates

	2014	2013
	MCh$	MCh$
Current assets	588,635	537,515
Non-current assets	74,361	64,904
Total Assets	662,996	602,419

Current liabilities	578,659	550,023
Non-current liabilities	5,227	5,919
Total Liabilities	583,886	555,942
Equity	79,102	46,467
Minority interest	8	10
Total Liabilities and Equity	662,996	602,419

Revenue	194,145	184,912
Operating expenses	(186,386)	(178,081)
Other income (expenses)	1,000	448
Profit before tax	8,759	7,279
Income tax	(762)	(982)
Profit for the year	7,997	6,297

(c)                        Joint Ventures:

The Bank has a 50% interest in Servipag Ltda. and a 50% interest in Artikos S.A., two jointly controlled entities.  Bank’s interest of both entities is accounted for using the equity method in the consolidated financial statements.

Below it presents summarised financial information of entities controlled jointly:

	Artikos S.A.		Servipag Ltda.
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$
Current assets	1,289	920	53,077	42,788
Non-current assets	689	734	16,227	16,256
Total Assets	1,978	1,654	69,304	59,044

Current liabilities	487	313	59,501	48,343
Non-current liabilities	—	—	2,522	3,521
Total Liabilities	487	313	62,023	51,864
Equity	1,491	1,341	7,281	7,180
Total Liabilities and Equity	1,978	1,654	69,304	59,044

Revenue	2,660	2,486	37,140	35,371
Operating expenses	(663)	(2,270)	(36,199)	(34,042)
Other income (expenses)	(1,727)	4	(781)	(808)
Profit (loss) before tax	270	220	160	521
Income tax	36	(8)	(59)	(97)
Profit (loss) for the year	306	212	101	424

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(d)                       The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2014 and 2013 is detailed as follows:

	2014	2013
	MCh$	MCh$

Beginning book value	16,670	13,933
Sale of investments	—	—
Acquisition of investments	6,608	1,440
Participation in income with significant influence	2,486	1,780
Dividends receivable	(405)	(187)
Dividends received	(195)	(956)
Payment of minimum dividends	148	660
Total	25,312	16,670

(e)                        As of December 31, 2014 and 2013 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets:

(a)                       As of December 31, 2014 and 2013, Intangible assets are detailed as follows:

	Years						Accumulated
	Useful Life		Remaining amortization		Gross balance		Amortization and Impairment		Net balance
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Type of intangible asset:

Goodwill:
Investments in other companies	—	—	—	—	4,138	4,138	(4,138)	(4,138)	—	—
Other Intangible Assets:
Software or computer programs	6	6	4	4	92,225	86,986	(65,632)	(57,767)	26,593	29,219
Intangible assets arising from business combinations	—	—	—	—	1,740	1,740	(1,740)	(1,740)	—	—
Other intangible assets	—	—	—	—	—	501	—	(49)	—	452
Total					98,103	93,365	(71,510)	(63,694)	26,593	29,671

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets, continued:

(b)                       Movements in intangible assets during the 2014 and 2013 periods are as follows:

	2014
	Investments in other companies	Software or computer programs	Intangible assets arising from business combinations	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2014	4,138	86,986	1,740	501	93,365
Acquisitions	—	5,382	—	—	5,382
Disposals	—	(504)	—	—	(504)
Reclasification	—	481	—	(501)	(20)
Impairment loss (*)	—	(120)	—	—	(120)
Total	4,138	92,225	1,740	—	98,103

Accumulated Amortization
Balance as of January 1, 2014	(4,138)	(57,767)	(1,740)	(49)	(63,694)
Amortization of the period (*)	—	(8,352)	—	—	(8,352)
Disposals	—	498	—	—	498
Reclasification	—	(11)	—	49	38
Total	(4,138)	(65,632)	(1,740)	—	(71,510)
Balance as of December 31, 2014	—	26,593	—	—	26,593

	2013
	Investments in other companies	Software or computer programs	Intangible assets arising from business combinations	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2013	4,138	82,736	1,740	612	89,226
Acquisitions	—	5,137	—	374	5,511
Disposals	—	(859)	—	(485)	(1,344)
Impairment loss (*)	—	(28)	—	—	(28)
Total	4,138	86,986	1,740	501	93,365

Accumulated Amortization
Balance as of January 1, 2013	(3,000)	(50,641)	(1,261)	(34)	(54,936)
Amortization of the period (*)	(1,138)	(7,985)	(479)	(27)	(9,629)
Disposals	—	859	—	12	871
Total	(4,138)	(57,767)	(1,740)	(49)	(63,694)
Balance as of December 31, 2013	—	29,219	—	452	29,671

(*)                       See note No. 35 “Depreciation, amortization and impairment”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets, continued:

(c)                        As of December 31, 2014 and 2013, the Bank has made the following commitments to purchase intangible assets, which have not been capitalized:

	Amount of Commitment
Detail	2014	2013
	MCh$	MCh$

Software and licenses	3,508	9,299

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.       Property and equipment:

(a)                       As of December 31, 2014 and 2013 property and equipment are detailed as follows:

	Gross Balance		Acumulated Depreciation		Net Balance
	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Tipe of Property and equipment:

Land and Buildings	175,333	175,849	(40,395)	(38,717)	134,938	137,132
Equipment	151,911	137,827	(119,842)	(116,081)	32,069	21,746
Other	154,195	147,397	(115,799)	(108,697)	38,396	38,700
Total	481,439	461,073	(276,036)	(263,495)	205,403	197,578

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.       Property and equipment, continued:

(b)                       As of December 31, 2014 and 2013, this account and its movements are detailed as follows:

	2014
	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2014	175,849	137,827	147,397	461,073
Reclasification	—	—	(200)	(200)
Acquisitions	—	22,776	8,737	31,513
Disposals	(516)	(7,807)	(971)	(9,294)
Transfers	—	485	(485)	—
Impairment loss (*)(***)	—	(1,370)	(283)	(1,653)
Total	175,333	151,911	154,195	481,439

Acumulated Depreciation
Balance as of January 1, 2014	(38,717)	(116,081)	(108,697)	(263,495)
Reclasification	—	—	—	—
Transfers	—	(286)	286	—
Depreciation of period (*) (**)	(2,195)	(11,283)	(8,290)	(21,768)
Disposals and sales of period	517	7,808	902	9,227
Total	(40,395)	(119,842)	(115,799)	(276,036)

Balance as of December 31, 2014	134,938	32,069	38,396	205,403

	2013
	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2013	176,152	132,026	144,637	452,815
Acquisitions	62	7,509	4,678	12,249
Disposals	(365)	(1,406)	(1,710)	(3,481)
Transfers	—	(218)	218	—
Impairment loss (*)(***)	—	(84)	(426)	(510)
Total	175,849	137,827	147,397	461,073

Acumulated Depreciation
Balance as of January 1, 2013	(35,972)	(109,932)	(101,722)	(247,626)
Transfers	—	(19)	19	—
Depreciation of period (*) (**)	(2,873)	(7,716)	(8,310)	(18,899)
Disposals and sales of period	128	1,586	1,316	3,030
Total	(38,717)	(116,081)	(108,697)	(263,495)

Balance as of December 31, 2013	137,132	21,746	38,700	197,578

(*)	See Note No. 35 “Depreciation, Amortization and Impairment”.
(**)	This amount not includes depreciation charges in the period for investments properties. This amount is include in item “Other Assets” for MCh$381 (MCh$381 in 2013)
(***)	Not include provision related to write-offs of property and equipment for an amount of Ch$312 million (Ch$247 million in 2013)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.       Property and equipment, continued:

(c)                        As of December 31, 2014 and 2013, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

	2014
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	29,588	2,520	4,992	21,264	40,375	29,612	46,479	145,242

	2013
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	28,876	2,320	4,633	19,833	37,497	26,517	48,815	139,615

As these lease agreements are operating, under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(d)                       As of December 31, 2014 and 2013, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of December 31, 2014 and 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes:

(a)                       Current Taxes:

As of each year end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws.  This provision is presented net of recoverable taxes, amounts as of December 31, 2014 and 2013 are detailed as follows:

	2014	2013
	MCh$	MCh$

Income taxes	106,550	85,336
Sole first category tax	—	23
Tax on non-deductible expenses (35%)	1,802	1,885
Less:
Monthly prepaid taxes (PPM)	(83,050)	(73,694)
Credit for training expenses	(1,818)	(1,714)
Real estate contributions (taxation)	(1,597)	(1,106)
Other	(2,857)	(3,599)
Total current taxes	19,030	7,131

Tax rate	21%	20%

	2014	2013
	MCh$	MCh$

Current tax assets	3,468	3,202
Current tax liabilities	(22,498)	(10,333)
Total current taxes	(19,030)	(7,131)

(b)                       Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2014 and 2013 is detailed as follows:

	2014	2013
	MCh$	MCh$
Income tax expense:
Current year taxes	100,302	88,714
Tax from previous periods	13,596	(432)
Subtotal	113,898	88,282

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	(33,642)	(12,381)
Effect of changes in tax rate	(27,277)	—
Subtotal	(60,919)	(12,381)

Non deducible expenses (Art. 21 “Ley de la Renta”)	1,802	1,885
Other	4,746	2,150
Net charge to income for income taxes	59,527	79,936

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(c)                        Reconciliation of effective tax rate:

The following is reconciliation between income tax rate and effective rate applied to determine the Bank’s income tax expense as of December 31, 2014 and 2013:

	2014		2013
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	21.00	136,628	20.00	118,708
Additions or deductions	(4.82)	(31,374)	(4.83)	(28,649)
Tax restatement	(5.12)	(33,299)	(2.02)	(12,004)
Non-deductible expenses	0.28	1,802	0.32	1,885
Tax from previous year	2.09	13,596	(0.07)	(432)
Effect of changes in tax rate	(4.19)	(27,277)	—	—
Others	(0.08)	(549)	0.07	428
Effective rate and income tax expense	9.16	59,527	13.47	79,936

The effective rate for income tax for 2014 is 9.16% (13.47% in 2013).

On September 29, 2014, was issued Law 20,780 and published in the Diario Oficial amending Taxation System of Income and introduces various adjustments in the tax system. In the third paragraph of Article 14 of the new Law of Income Tax, indicates that companies that do not exercise the option of regime change that by default corresponds to the semi-integrated, must modify transiently first category tax rate according to the following intervals:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

The effect in income by deferred taxes produced by the change of tax rate was a credit in income for an amount of Ch$27,277 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(d)       Effect of deferred taxes on income and equity:

During the year 2014, the Bank has recorded the effects of deferred taxes in financial statements.

As of December 31, 2014 the effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December	Effect		Balances as of December
	31, 2013	Income	Equity	31, 2014
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	108,102	38,460	—	146,562
Obligations with agreements to repurchase	205	(205)	—	—
Personnel provisions	5,747	3,567	—	9,314
Staff vacation	4,379	1,110	—	5,489
Accrued interests and indexation adjustments from past due loans	2,413	1,325	—	3,738
Staff severance indemnities provisions	971	386	103	1,460
Provision of credit cards expenses	6,493	4,144	—	10,637
Provision of accrued expenses	7,731	3,735	—	11,466
Other adjustments	9,863	4,340	—	14,203
Total debit differences	145,904	56,862	103	202,869

Credit Differences:
Depreciation and price-level restatement of property and equipment	14,436	(132)	—	14,304
Adjustment for valuation of financial assets available-for-sale	7,343	—	2,517	9,860
Leasing equipment	8,500	(5,508)	—	2,992
Transitory assets	2,739	(261)	—	2,478
Derivative instrument adjustment	138	(125)	—	13
Accrued loans to effective rate	1,046	1,262	—	2,308
Other adjustments	2,367	707	—	3,074
Total credit differences	36,569	(4,057)	2,517	35,029

Deferred tax assets (liabilities), net	109,335	60,919	(2,414)	167,840

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(e)                        For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the Superintendency of Banks, dated August 18, 2009 the movements and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed as follows:

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these consolidated financial statements.

(e.1) Loans to customers as of December 31, 2014

			Tax value assets
	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,155,365	1,156,181	—	—	—
Commercial loans	11,427,966	11,404,824	19,923	57,350	77,273
Consumer loans	3,162,963	3,597,603	393	18,643	19,036
Residential mortgage loans	5,394,602	5,415,279	4,496	93	4,589
Total	21,140,896	21,573,887	24,812	76,086	100,898

(*) In accordance with the mentioned Circular and instructions from the SII, the value of financial statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

(e.2) Provisions on past-due loans

	Balance as of January 1, 2014	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2014
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	49,184	(47,588)	89,368	(33,614)	57,350
Consumer loans	17,418	(175,307)	198,719	(22,187)	18,643
Residential mortgage loans	111	(667)	917	(268)	93
Total	66,713	(223,562)	289,004	(56,069)	76,086

(e.3) Charge-offs and recoveries

2014
MCh$

Charge-offs Art. 31 No. 4 second subparagraph	13,815
Condoning resulting in provisions released	1,001
Recovery or renegotiation of written-off loans	43,683

(e.4) Application of Art. 31 No. 4 first & third subsections

2014
MCh$

Charge-offs in accordance with first subsection	—
Condoning in accordance with third subsection	1,001

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                    Other Assets:

(a)        Item detail:

As of December 31, 2014 and 2013, other assets are detailed as follows:

	2014	2013
	MCh$	MCh$

Assets held for leasing (*)	87,100	74,723

Assets received or awarded as payment (**)
Assets awarded in judicial sale	3,014	2,640
Assets received in lieu of payment	934	372
Provision for assets received in lieu of payment	(207)	(46)
Subtotal	3,741	2,966

Other Assets
Deposits by derivatives margin	143,379	60,309
Documents intermediated (***)	23,049	74,366
Investment properties	15,937	16,317
Servipag available funds	14,621	19,200
Other accounts and notes receivable	13,715	8,682
VAT receivable	9,731	9,958
Recoverable income taxes	8,356	6,048
Prepaid expenses	6,240	6,589
Commissions receivable	4,931	7,784
Pending transactions	2,733	1,803
Rental guarantees	1,617	1,456
Accounts receivable for sale of assets received in lieu of payment	769	1,286
Recovered leased assets for sale	692	5,463
Materials and supplies	607	528
Other	17,839	20,551
Subtotal	264,216	240,340
Total	355,057	318,029

(*)                      These correspond to property and equipment to be given under a finance lease.

(**)               Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.0287% (0.0124% in 2013) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No. 3, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater.

(***)        This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                     Other Assets, continued:

(b)                       Movements in the provision for assets received in lieu of payment during the 2014 and 2013 periods are detailed as follows:

Amortization	MCh$

Balance as of January 1, 2013	40
Provisions used	(45)
Provisions established	51
Provisions released	—
Balance as of December 31, 2013	46
Provisions used	(99)
Provisions established	260
Provisions released	—
Balance as of December 31, 2014	207

19.                     Current accounts and Other Demand Deposits:

As of December 31, 2014 and 2013, current accounts and other demand deposits are detailed as follows:

	2014	2013
	MCh$	MCh$

Current accounts	5,786,805	5,018,155
Other demand deposits	680,791	593,444
Other demand deposits and accounts	466,777	372,733
Total	6,934,373	5,984,332

20.                     Savings accounts and Time Deposits:

As of December 31, 2014 and 2013, savings accounts and time deposits are detailed as follows:

	2014	2013
	MCh$	MCh$

Time deposits	9,450,224	10,151,612
Term savings accounts	188,311	178,012
Other term balances payable	82,711	73,101
Total	9,721,246	10,402,725

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                     Borrowings from Financial Institutions:

(a)         As of December 31, 2014 and 2013, borrowings from financial institutions are detailed as follows:

	2014	2013
	MCh$	MCh$

Domestic banks	—	—

Foreign banks
Foreign trade financing
HSBC Bank	155,135	134,814
Citibank N.A.	141,633	137,914
Bank of Montreal	139,548	52,684
Bank of America	126,004	78,642
Standard Chartered Bank	106,659	103,162
Wells Fargo Bank	83,015	26,298
Canadian Imperial Bank Of Commerce	69,750	—
The Bank of New York Mellon	57,581	37,373
Deutsche Bank Trust Company	48,037	94,327
Toronto Dominion Bank	45,489	23,676
Bank of Nova Scotia	38,804	—
ING Bank	30,309	26,309
Royal Bank of Scotland	10,924	—
Zuercher Kantonalbank	6,088	5,282
Mercantil Commercebank	6,070	15,888
Commerzbank A.G.	1,631	61,958
Others	1,526	4,040

Borrowings and other obligations
China Development Bank	15,165	26,308
Citibank N.A.	12,389	54,768
Wells Fargo Bank	—	105,340
Others	2,950	672
Subtotal	1,098,707	989,455

Chilean Central Bank	9	10

Total	1,098,716	989,465

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                     Borrowings from Financial Institutions, continued:

(b)         Chilean Central Bank

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	2014	2013
	MCh$	MCh$

Borrowings and other obligations	—	—
Credit lines for the renegotiation of loans	9	10
Total	9	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued:

As of December 31, 2014 and 2013, debt issued is detailed as follows:

	2014	2013
	MCh$	MCh$

Mortgage bonds	64,314	86,491
Bonds	4,223,047	3,533,462
Subordinated bonds	770,595	747,007
Total	5,057,956	4,366,960

During the period ended as of December 31, 2014, Banco de Chile issued bonds by an amount of MCh$1,826,552, of which corresponds to Unsubordinated bonds, commercial papers by an amount of MCh$736,212 and MCh$1,090,340 respectively, according to the following details:

Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issued date	Maturity date

BCHIAJ0413	72,444	7	3.40	UF	01/27/2014	01/27/2021
BCHIAH0513	47,861	5	3.40	UF	01/27/2014	01/27/2019
BCHIAL0213	96,796	8	3.60	UF	02/10/2014	02/10/2022
BONO CHF	95,198	2	3M Libor + 0.75	CHF	02/28/2014	02/28/2016
BONO CHF	79,332	5	1.25	CHF	02/28/2014	02/28/2019
BONO JPY	11,226	5	0.98	JPY	03/18/2014	03/18/2019
BCHIUN1011	7,314	7	3.20	UF	04/16/2014	04/16/2021
BONO HKD	43,044	6	3.08	HKD	04/16/2014	04/16/2020
BCHIUN1011	12,224	7	3.20	UF	04/22/2014	04/22/2021
BCHIAA0212	49,986	14	3.50	UF	04/29/2014	04/29/2028
BONO JPY	27,383	8	1.01	JPY	04/29/2014	04/29/2022
BCHIAA0212	26,110	14	3.50	UF	07/22/2014	07/22/2028
BCHIAY0213	79,979	14	3.60	UF	07/31/2014	07/31/2028
BONO JPY	28,133	6	0.55	JPY	08/06/2014	08/06/2020
BCHIAI0213	50,481	6	3.40	UF	08/12/2014	08/12/2020
BCHIAI0213	2,813	6	3.40	UF	09/15/2014	09/15/2020
BCHIAI0213	1,022	6	3.40	UF	09/16/2014	09/16/2020
BCHIAI0213	1,664	6	3.40	UF	09/24/2014	09/24/2020
BCHIAI0213	3,202	6	3.40	UF	10/02/2014	10/02/2020
Total as of December, 2014	736,212

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Commercial Papers

Counterparty	MCh$	Interest rate %	Currency	Issued date	Maturity date
Citibank N.A.	10,888	0.30	USD	01/21/2014	04/22/2014
Goldman Sachs	27,220	0.30	USD	01/21/2014	04/22/2014
Merrill Lynch	10,888	0.30	USD	01/21/2014	04/22/2014
Citibank N.A.	2,712	0.30	USD	01/22/2014	05/14/2014
Wells Fargo Bank	13,558	0.30	USD	01/22/2014	05/14/2014
Wells Fargo Bank	27,117	0.30	USD	01/22/2014	05/14/2014
JP Morgan Chase	22,384	0.30	USD	02/05/2014	05/06/2014
Citibank N.A.	11,192	0.30	USD	02/05/2014	05/06/2014
Merrill Lynch	11,192	0.30	USD	02/05/2014	05/06/2014
Goldman Sachs	11,192	0.30	USD	02/05/2014	05/06/2014
Wells Fargo Bank	3,910	0.50	USD	03/06/2014	03/06/2015
Wells Fargo Bank	55,121	0.25	USD	05/14/2014	08/12/2014
Goldman Sachs	11,024	0.23	USD	05/28/2014	09/02/2014
Merrill Lynch	11,024	0.23	USD	05/28/2014	09/02/2014
Wells Fargo Bank	27,453	0.27	USD	05/29/2014	09/03/2014
JP Morgan Chase	54,984	0.30	USD	05/30/2014	09/03/2014
Wells Fargo Bank	21,994	0.38	USD	05/30/2014	09/26/2014
JP Morgan Chase	27,658	0.29	USD	06/04/2014	09/10/2014
Merrill Lynch	13,829	0.50	USD	06/04/2014	03/06/2015
JP Morgan Chase	27,710	0.31	USD	06/10/2014	09/15/2014
JP Morgan Chase	3,329	0.65	USD	06/11/2014	06/10/2015
Merrill Lynch	5,526	0.50	USD	06/23/2014	03/20/2015
Wells Fargo Bank	11,067	0.30	USD	07/08/2014	10/08/2014
Goldman Sachs	27,669	0.30	USD	07/08/2014	10/08/2014
JP Morgan Chase	55,337	0.30	USD	07/08/2014	09/26/2014
JP Morgan Chase	33,263	0.52	USD	07/11/2014	04/06/2015
Wells Fargo Bank	17,284	0.28	USD	08/12/2014	11/12/2014
Wells Fargo Bank	15,556	0.64	USD	08/12/2014	08/06/2015
Wells Fargo Bank	20,155	0.30	USD	08/13/2014	12/11/2014
JP Morgan Chase	58,860	0.31	USD	09/03/2014	12/03/2014
Wells Fargo Bank	52,974	0.35	USD	09/03/2014	01/12/2015
JP Morgan Chase	29,529	0.31	USD	09/10/2014	12/09/2014
JP Morgan Chase	29,812	0.31	USD	09/15/2014	12/15/2014
JP Morgan Chase	59,860	0.31	USD	09/26/2014	12/23/2014
Wells Fargo Bank	23,944	0.31	USD	09/26/2014	12/29/2014
Goldman Sachs	29,650	0.31	USD	10/08/2014	01/09/2015
Wells Fargo Bank	11,860	0.31	USD	10/08/2014	01/09/2015
Wells Fargo Bank	17,815	0.32	USD	11/12/2014	02/10/2015
JP Morgan Chase	47,664	0.35	USD	12/03/2014	03/03/2015
JP Morgan Chase	13,366	0.58	USD	12/03/2014	08/28/2015
JP Morgan Chase	30,690	0.35	USD	12/09/2014	03/09/2015
JP Morgan Chase	35,928	0.35	USD	12/15/2014	03/16/2015
Wells Fargo Bank	16,693	0.40	USD	12/15/2014	04/13/2015
Wells Fargo Bank	15,177	0.58	USD	12/29/2014	08/26/2016
Wells Fargo Bank	24,282	0.33	USD	12/29/2014	03/30/2015
Total as of December, 2014	1,090,340

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

As of December 31, 2014 the Bank has no issued subordinated bonds.

During the period ended as of December 31, 2013, Banco de Chile issued bonds by an amount of MCh$1,607,265, of which corresponds to Bonds, Commercial Papers and Subordinated Bonds by an amount of MCh$1,093,749, MCh$509,920 and MCh$3,596 respectively, according to the following details:

Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issued date	Maturity date

BCHIUR1011	22,114	12	3.40	UF	01/08/2013	01/08/2025
BCHIUR1011	8,521	12	3.40	UF	01/09/2013	01/09/2025
BCHIUJ0811	1,572	8	3.20	UF	01/29/2013	01/29/2021
BCHIUZ1011	89,313	7	3.20	UF	01/31/2013	01/31/2020
BCHIAC1011	45,456	15	3.50	UF	02/28/2013	02/28/2028
BCHIAC1011	34,185	15	3.50	UF	03/26/2013	03/26/2028
BCHIUN1011	72,022	7	3.20	UF	04/08/2013	04/08/2020
BCHIUU0212	68,379	12	3.40	UF	08/29/2013	08/29/2025
BCHIAU0213	69,746	12	3.60	UF	09/11/2013	09/11/2025
BCHIAG0213	46,585	5	3.40	UF	09/13/2013	09/13/2018
BCHIAV0613	47,283	12	3.60	UF	10/16/2013	09/13/2025
BONO HKD	43,066	10	3.23	HKD	04/22/2013	04/24/2023
BONO HKD	45,133	15	4.25	HKD	10/08/2013	10/16/2028
BONO CHF	100,371	5	1.13	CHF	04/26/2013	05/23/2018
BONO CHF	25,019	5	1.13	CHF	05/07/2013	05/23/2018
BONO CHF	122,380	3	0.60	CHF	06/11/2013	07/18/2016
BONO CHF	66,164	4	1.13	CHF	06/28/2013	05/23/2017
BONO CHF	98,555	6	1.50	CHF	11/07/2013	12/03/2019
BONO JPY	57,716	3	0.74	JPY	11/25/2013	11/25/2016
BONO JPY	30,169	6	1.03	JPY	12/05/2013	03/18/2019
Total as of December, 2013	1,093,749

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Commercial Papers

Counterparty	MCh$	Interest Rate %	Currency	Issued date	Maturity date

Wells Fargo Bank	18,849	0.38	USD	01/07/2013	04/05/2013
Wells Fargo Bank	4,712	0.38	USD	01/07/2013	04/05/2013
Goldman Sachs	4,712	0.36	USD	01/07/2013	04/08/2013
Wells Fargo Bank	9,427	0.38	USD	01/09/2013	04/08/2013
Citibank N.A.	28,503	0.35	USD	01/15/2013	04/22/2013
Merrill Lynch	14,130	0.33	USD	01/22/2013	04/22/2013
Wells Fargo Bank	23,543	0.33	USD	02/14/2013	05/15/2013
JP Morgan Chase	9,417	0.33	USD	02/14/2013	05/15/2013
Citibank N.A.	9,417	0.33	USD	02/14/2013	05/15/2013
Goldman Sachs	9,417	0.32	USD	02/14/2013	05/15/2013
Goldman Sachs	28,304	0.32	USD	03/15/2013	06/14/2013
Citibank N.A.	9,199	0.32	USD	03/15/2013	06/14/2013
Citibank N.A.	9,444	0.32	USD	04/02/2013	06/28/2013
Goldman Sachs	9,444	0.33	USD	04/02/2013	07/02/2013
JP Morgan Chase	9,444	0.33	USD	04/02/2013	07/02/2013
Merrill Lynch	9,444	0.33	USD	04/02/2013	07/02/2013
Wells Fargo Bank	9,444	0.33	USD	04/02/2013	07/02/2013
Citibank N.A.	23,448	0.31	USD	04/05/2013	06/28/2013
Citibank N.A.	14,013	0.26	USD	04/09/2013	06/07/2013
Wells Fargo Bank	4,979	0.65	USD	07/17/2013	07/11/2014
Wells Fargo Bank	25,505	0.35	USD	09/03/2013	03/03/2014
Wells Fargo Bank	12,549	0.30	USD	09/17/2013	12/17/2013
Citibank N.A.	37,646	0.30	USD	09/17/2013	12/17/2013
Citibank N.A.	15,037	0.33	USD	09/25/2013	01/22/2014
Merrill Lynch	10,024	0.33	USD	09/25/2013	01/21/2014
Wells Fargo Bank	15,037	0.33	USD	09/25/2013	01/22/2014
Wells Fargo Bank	10,024	0.33	USD	09/25/2013	01/22/2014
Goldman Sachs	24,844	0.30	USD	10/18/2013	01/21/2014
Citibank N.A.	9,937	0.30	USD	10/18/2013	01/21/2014
Wells Fargo Bank	26,633	0.35	USD	12/02/2013	03/03/2014
Citibank N.A.	10,653	0.30	USD	12/02/2013	03/04/2014
Wells Fargo Bank	13,185	0.30	USD	12/17/2013	03/17/2014
Citibank N.A.	39,556	0.31	USD	12/17/2013	03/20/2014
Total as of December, 2013	509,920

Subordinated Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issued date	Maturity date

UCHI-G1111	3,596	25	3.75	UF	01/25/2013	01/25/2038
Total as of December, 2014	3,596

The Bank has not had breaches of capital and interest with respect to its debts instruments and has complied with its debt covenants and other compromises related to debt issued during periods 2014 and 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.       Other Financial Obligations:

As of December 31, 2014 and 2013, other financial obligations are detailed as follows:

	2014	2013
	MCh$	MCh$

Other Chilean obligations	141,729	160,612
Public sector obligations	44,844	50,314
Other foreign obligations	—	—
Total	186,573	210,926

24.       Provisions:

(a)                       As of December 31, 2014 and 2013, provisions and accrued expenses are detailed as follows:

	2014	2013
	MCh$	MCh$

Provision for minimum dividends	324,588	324,582
Provisions for Personnel benefits and payroll expenses	81,515	67,943
Provisions for contingent loan risks	54,077	49,277
Provisions for contingencies:
Additional loan provisions (*)	130,256	107,757
Country risk provisions	2,959	1,770
Other provisions for contingencies	8,319	569
Total	601,714	551,898

(*)                                 In 2014, the Bank established an amount of Ch$22,499 million (Ch$10,000 million in 2013) for additional provisions. See note 24(b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.       Provisions, continued:

(b)                       The following table details the movements in provisions and accrued expenses during the 2014 and 2013 periods:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	300,759	64,546	36,585	97,757	5,190	504,837
Provisions established	324,582	47,637	12,692	10,000	—	394,911
Provisions used	(300,759)	(44,240)	—	—	(369)	(345,368)
Provisions released	—	—	—	—	(2,482)	(2,482)
Balances as of December 31, 2013	324,582	67,943	49,277	107,757	2,339	551,898
Provisions established	324,588	60,383	4,800	22,499	9,169	421,439
Provisions used	(324,582)	(46,811)	—	—	(230)	(371,623)
Provisions released	—	—	—	—	—	—
Balances as of December 31, 2014	324,588	81,515	54,077	130,256	11,278	601,714

(c)       Provisions for personnel benefits and payroll:

	2014	2013
	MCh$	MCh$

Vacation accrual	23,727	21,895
Short-term personnel benefits	29,678	32,000
Pension plan- defined benefit plan	11,471	10,696
Other benefits	16,639	3,352
Total	81,515	67,943

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.       Provisions, continued:

(d)        Pension plan — Defined benefit plan:

(i)        Movement in the defined benefit obligations are as follow:

	2014	2013
	MCh$	MCh$

Opening defined benefit obligation	10,696	10,633
Increase in provisions	1,020	793
Benefit paid	(644)	(896)
Prepayments	—	—
Effect of change in actuarial factors	399	166
Total	11,471	10,696

(ii)       Net benefits expenses:

	2014	2013
	MCh$	MCh$

Current service cost	580	288
Interest cost of benefits obligations	440	505
Effect of change in actuarial factors	399	166
Net benefit expenses	1,419	959

(iii)      Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31, 2014	December 31, 2013
	%	%

Discount rate	4.38	5.19
Annual salary increase	5.12	5.19
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.       Provisions, continued:

(e)                        Movements in provisions for incentive plans:

	2014	2013
	MCh$	MCh$

Balances as of January 1,	32,000	29,649
Provisions established	26,971	29,420
Provisions used	(29,293)	(27,069)
Provisions release	—	—
Total	29,678	32,000

(f)                         Movements in provisions for vacations:

	2014	2013
	MCh$	MCh$

Balances as of January 1,	21,895	20,842
Provisions established	6,268	5,234
Provisions used	(4,436)	(4,181)
Provisions release	—	—
Total	23,727	21,895

(g)        Employee share-based benefits provision:

As of December 31, 2014 and 2013, the Bank and its subsidiaries do not have a stock compensation plan.

(h)                       Contingent loan provisions:

As of December 31, 2014 and 2013, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$ 54,077 million (Ch$49,277 million in 2013).  See note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.       Other Liabilities:

As of December 31, 2014 and 2013, other liabilities are detailed as follows:

	2014	2013
	MCh$	MCh$

Accounts and notes payable (*)	120,694	100,081
Unearned income	5,946	4,592
Dividends payable	1,011	1,145

Other liabilities
Documents intermediated (**)	45,580	108,380
Cobranding	43,291	32,085
VAT debit	13,605	13,158
Leasing deferred gains	6,003	4,207
Pending transactions	1,391	1,144
Insurance payments	284	476
Others	8,583	2,837
Total	246,388	268,105

(*)                       Include obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)                This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations.  Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	2014	2013
	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	412,474	491,465
Confirmed foreign letters of credit	136,846	68,631
Issued foreign letters of credit	152,582	166,849
Bank guarantees	1,576,763	1,402,399
Immediately available credit lines	6,084,098	5,436,938
Other commitments	14,434	—

Transactions on behalf of third parties
Collections	305,384	357,672
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	13,153	1,311
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	67,834	44,839
Other assets acquired on its own behalf	—	—

Fiduciary activities
Securities held in safe custody in the Bank	7,488,897	7,342,425
Securities held in safe custody in other entities	4,865,570	4,501,555
Total	21,118,035	19,814,084

Above information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments, continued:

(b)        Lawsuits and legal proceedings:

(b.1)    Legal contingencies within the ordinary course of business:

At the date of issuance of these consolidated financial statements, there are actions filed against the Bank and its subsidiaries related with the ordinary course operations. Among these is considered a collective action filed by the National Consumer Service in accordance with Law No. 19,496. This action seeks to challenge some clauses of the “Unified Contract Products People” regarding rates credit lines overdraft and validity of the tacit consent to changes in rates, charges and other conditions in consumer contracts. Also considered a collective action filed by the Organization of Consumers and Users of Chile, in which requests are declared unfair, and therefore null, the clauses of the “Unified Contract Products People” on use of services channels self attention (internet, ATMs, telephone banking) and credit cards, as the user’s obligation to maintain due diligence and care of the secret keys and the responsibility they have in case of disclosure to third parties and use that they make of those keys. Among other considerations, the applicant considers that offenses of mail fraud (Phishing and Pharming), by which a third party appropriates the secret keys in the hands of users and appropriates funds, therefore affect banks and not to the customers.

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters.  Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial position, or liquidity.  As of December 31, 2014, the Bank has established provisions for this concept in the amount of MCh$8,073 (MCh$339 in 2013), recorded within “Provisions” in the statement of financial position. The following table presents estimated date of completion of the respective litigation:

	As of December 31, 2014
	2015	2016	2017	2018	2019	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	7,395	433	95	150	—	8,073

(b.2)   Contingencies for significant lawsuits:

As of December 31, 2014 and 2013, it does not exist any significant demands in courts that they affect or could affect the current consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments, continued:

(c)       Guarantees granted:

i.         In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 226 and subsequent articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,458,000, maturing January 9, 2015 (UF 2,515,500 maturing January 9, 2014 in December 2013).

In addition there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$35,861 million as of December 31, 2014 (Ch$75,474 million in 2013).

Fund	2014	Guarantees Number	2013	Guarantees Number
	MCh$		MCh$

Mutual Fund Deposito Plus V — Guaranted	9,976	001107-7	—	—
Mutual Fund Deposito Plus VI— Guaranted	5,429	002506-8	—	—
Mutual Fund Small Cap USA — Guaranted	5,197	008212-5	5,197	008212-5
Mutual Fund Chile Bursátil — Guaranted	5,050	006034-3	5,050	006034-3
Mutual Fund Twin Win Europa 103 — Guaranted	3,537	006035-1	3,537	006035-1
Mutual Fund Global Stocks — Guranted	2,964	007385-9	2,964	007385-9
Mutual Fund Europa Accionario — Guaranted	2,059	006036-9	2,059	006036-9
Mutual Fund Second Best Europa China — Guaranted	1,649	007082-7	1,649	007082-7
Mutual Fund Deposito Plus IV — Guaranted	—	—	16,325	006392-7
Mutual Fund Depósito Plus — Guaranted	—	—	14,241	330681-1
Mutual Fund Depósito Plus III — Guaranted	—	—	12,937	006033-5
Mutual Fund Depósito Plus II — Guaranted	—	—	9,308	006037-7
Mutual Fund Second Best Chile EEUU — Guaranted	—	—	2,207	006032-7
Total	35,861		75,474

In compliance to stablish by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investor.  Such guarantee corresponds to a bank guarantee for UF 100,000, with maturity on January 9, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments, continued:

(c)       Guarantees granted, continued:

ii.        In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions of article 30 and subsequent articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2016, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

Guarantees:	2014	2013
	MCh$	MCh$
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago Stock Exchange	17,158	16,946
Securities Exchange of the Electronic Stock Exchange of Chile	8,748	10,644

Fixed income securities to ensure system CCLV, Bolsa de Comercio de Santiago, Bolsa de Valores	2,996	2,995
Fixed income securities to ensure stock loan, Bolsa Eléctronica de Chile, Bolsa de Valores	—	68
Total	28,902	30,653

According to the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raúl Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2015, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$ 10,000,000.

According to disposition of Chilean Central Bank, it was constituted a bank guarantee corresponding to UF 10,500, with purposes to comply with the contract SOMA (Contract for Service System Open Market Operations) of Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of July 17, 2015.

It was constituted a bank guarantee No. 356114-4 corresponds to UF 210,000, in benefits of investors with contracts of portfolio management.  This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of January 9, 2015.

It was constituted a cash guarantee for an amount of US$122,494.32, whose purpose is to comply obligations with Pershing, by operations made through this broker.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments, continued:

(c)       Guarantees granted, continued:

iii.      In subsidiary Banchile Corredores de Seguros Ltda.

According to established in article No. 58, letter D of D.F.L. 251, as of December 31, 2014, the entity maintains two insurance policies that protect it in the face of possible damages that it could affect it, due to infractions of the law, regulations and complementary rules that regulate insurance brokers, and specially when the non-compliance is from acts, mistakes or omissions of the brokers, its represents, agent or dependent that participate in the intermediation.

The policies contracted are the following:

Matter insured	Amount Insured (UF)
Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

(d)       Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	2014	2013
	MCh$	MCh$

Credit lines	34,715	31,664
Bank guarantees	15,372	13,915
Guarantees and surety bonds	3,009	3,135
Letters of credit	639	563
Other commitments	342	—
Total	54,077	49,277

(e)                       In the Eleventh Civil Court of Santiago, Banchile Corredores de Bolsa S.A. presented a reclamation against the Resolución Exenta No. 270 of October 30, 2014 of the Superintendency of Securities and Insurance (“SVS”), whereby mentioned Superintendency sanctioned to pay a fine to Banchile Corredores de Bolsa S.A. (“Banchile Corredores”) by an amount of UF 50,000 for the alleged infringement of Article 53 second paragraph of Law 18,045 (“Ley de Mercado de Valores”), for certain specific transactions related to Sociedad Química y Minera de Chile S.A.’s shares (SQM-A). For which Banchile appropriated 25% of the amount of the fine. Pursuant to complaint seeks to rescind the fine.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

According to the current policies, the company has not established provisions because in this judicial process has not yet been ruled as also in consideration that legal advisors estimate that there are grounds for the judgment result is favorable for society.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity:

(a)  Capital

i.                            Authorized, subscribed and paid shares:

As of December 31, 2014, the paid-in capital of Banco de Chile is represented by 94,655,367,544 registered shares (93,175,043,991 in 2013), with no par value, fully paid and distributed.

	As of December 31, 2014
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	30.21%
LQ Inversiones Financieras S.A.	24,332,365,224	25.71%
Sociedad Matriz del Banco de Chile S.A.	12,138,549,725	12.82%
Banco de Chile por cuenta de terceros Cap. XIV Resolución 5412 y 43	3,402,522,640	3.60%
Banco Itaú Chile (por cuenta de inversionistas extranjeros)	2,594,927,157	2.74%
Banchile Corredores de Bolsa S.A.	2,579,581,607	2.73%
J. P. Morgan Chase Bank	2,212,481,817	2.34%
Ever 1 BAE S. P. A.	2,099,164,561	2.22%
Ever Chile SPA	2,099,164,453	2.22%
Banco Santander por cuenta de inversionistas extranjeros	1,525,938,119	1.61%
Inversiones Aspen Ltda.	1,452,913,081	1.53%
A F P Provida S.A. Para Fondo de Pensiones	831,032,632	0.88%
A F P Cuprum S.A. Para Fondo de Pensiones	721,136,873	0.76%
Inversiones Avenida Borgoño Limitada	708,607,074	0.75%
Administradora de Fondos de Pensiones Capital S.A.	666,618,567	0.70%
Larraín Vial S.A. Corredora de Bolsa	666,414,671	0.70%
A F P Habitat S.A. Para Fondo de Pensiones	537,933,217	0.57%
BCI Corredor de Bolsa S.A.	447,368,991	0.47%
BTG Pactual Chile S. A. Corredores de Bolsa	348,610,893	0.37%
Santander S.A. Corredores de Bolsa	323,834,554	0.34%

Subtotal	88,282,867,645	93.27%
Others shareholders	6,372,499,899	6.73%
Total	94,655,367,544	100.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(a)  Capital, continued

i.                   Authorized, subscribed and paid-in capital, continued:

	As of December 31, 2013
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	30,353,093,809	32.58%
Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	30.69%
Sociedad Matriz del Banco de Chile S.A.	12,138,543,602	13.03%
Banco de Chile por cuenta de terceros Cap. XIV Resolución 5412 y 43	2,885,367,588	3.10%
Banco Itaú Chile (por cuenta de inversionistas extranjeros)	2,075,139,427	2.23%
Ever 1 BAE S. P. A.	2,051,718,312	2.20%
Ever Chile S. P. A.	2,051,718,254	2.20%
Banchile Corredores de Bolsa S.A.	1,896,640,358	2.04%
Inversiones Aspen Ltda.	1,420,073,692	1.52%
Banco Santander por cuenta de inversionistas extranjeros	1,143,062,776	1.23%
J. P. Morgan Chase Bank	890,459,393	0.96%
Inversiones Avenida Borgoño Limitada	458,199,794	0.49%
BTG Pactual Chile S. A. Corredores de Bolsa	421,597,879	0.45%
Larraín Vial S.A. Corredora de Bolsa	416,208,843	0.45%
BCI Corredor de Bolsa S.A.	276,974,257	0.30%
Santander S.A. Corredores de Bolsa	238,526,596	0.26%
A F P Provida S.A. Para Fondo de Pensiones	236,030,921	0.25%
Inversiones CDP Limitada	206,235,748	0.22%
A F P Cuprum S.A. Para Fondo de Pensiones	177,464,400	0.19%
Inversiones LQ-SM Limitada	154,270,484	0.17%

Subtotal	88,085,027,922	94.56%
Others shareholders	5,090,016,069	5.44%
Total	93,175,043,991	100.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(a)  Capital, continued

(ii)          Shares:

(ii.1)    On June 26, 2014, Banco de Chile informed of the capitalization of 30% of the distributable net income obtained during the fiscal year ending December 31, 2013, through the issuance of fully paid-in shares, of no par value, agreed in the Extraordinary Shareholders Meeting held on March 27, 2014, to increase the Bank´s capital in the amount of Ch$95,569,688,582 through the issuance of 1,480,323,553 fully paid-in shares, of no par value, payable under the distributable net income for the year 2013 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with No. 3/2014, on June 19, 2014.

The Board of Directors of Banco de Chile, at the meeting No. 2,798, dated June 26, 2014, set July 10, 2014, as the date for issuance and distribution of the fully paid in shares.

(ii.2)   The following table shows the share movements from December 31, 2012 to December 31, 2014:

	Ordinary shares	Ordinary T Series shares (*)	Total shares
Total shares as of December 31, 2012	88,037,813,511	1,861,179,156	89,898,992,667
Fully paid and subscribed shares	—	2,078,310,286	2,078,310,286
Conversion of “Banco de Chile- T” shares into “Banco de Chile” shares	3,939,489,442	(3,939,489,442)	—
Capitalization of retained earnings(**)	1,197,741,038	—	1,197,741,038
Shares subscribed and paid period 2013	93,175,043,991	—	93,175,043,991
Capitalization of retained earnings(***)	1,480,323,553	—	1,480,323,553
Total Shares as of December 31, 2014	94,655,367,544	—	94,655,367,544

(*)                                 Capital increase as of October 17, 2012.

(**)                          Capitalization of May 13, 2013

(***)                   See note No. 5 (i) (a)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(b)                Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract, Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  The difference between net income and distributable net income shall be registered in a reserve account since the first day of the fiscal year following the date when the calculation is made.  This reserve account cannot be distributed or capitalized.  Provisional article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS S.A., has been fully paid.  The amount distributable income for the period 2013 was by Ch$463,698 million (Ch$463,688 million in 2013).

The above described agreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009, determined to resolve in favor regarding the proposal.

As stated, the retention of earnings for the year 2014 made in March 2014 amounted to Ch$49,913 million (Ch$36,193 millions of income for the year 2012 retained in March 2013).

(c)                 Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 27, 2014, the Bank’s shareholders agreed the distribution and payment of the dividend No. 202 amounting to Ch$3.48356970828 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2013.  The amount of dividend paid of the period 2014 was Ch$368,120 million.

At the Ordinary Shareholders’ Meeting held on March 21, 2013, the Bank’s shareholders agreed to distribute and pay dividend  No. 201 amounting to Ch$3.41625263165 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2012.  The amount of dividend paid of the period 2013 was Ch$343,455 million.

(d)                Provision for minimum dividends:

The Board of Directors established a minimum dividend distribution policy, where the Bank has to record a provision of 70% of net income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$324,588 (MCh$324,582 in 2013) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(e)   Earnings per share:

(i)                          Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

(ii)                       Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The basic and diluted earnings per share as of December 31, 2014 and 2013 are shown in the following table, also shows the income and share data used in the calculation of EPS:

	2014	2013
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in millions)	591,080	513,602
Weighted average number of ordinary shares	94,655,367,544	94,471,771,834
Dividend per shares (in Chilean pesos) (*)	6.24	5.44

Diluted earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	591,080	513,602
Weighted average number of ordinary shares	94,655,367,544	94,471,771,834
Assumed conversion of convertible debt	—	—
Adjusted number of shares	94,655,367,544	94,471,771,834
Diluted earnings per share (in Chilean pesos) (*)	6.24	5.44

(*)                     This calculation considers the effect of the share issue offspring.

As of December 31, 2014 and 2013, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(f)                         Other comprehensive income:

This category includes the following items:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.  During period of 2014 it was made a credit to equity for an amount of Ch$80 million (credit to equity for Ch$71 millions in 2013).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.  During the period of 2014 it was made a net credit to equity for an amount of Ch$4,590 million (net credit to equity for Ch$11,377 millions in 2013).

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge.  During the period of 2014 it was made a credit to equity for an amount of Ch$23,507 million (charge to equity for Ch$14,455 millions for the period 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                       Interest Revenue and Expenses:

(a)                                On the financial statement closing date, the composition of income from interest and adjustments, not including income from hedge accounting, is as follows:

	2014				2013
			Prepayment				Prepayment
	Interest	Adjustment	fees	Total	Interest	Adjustment	fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	695,377	260,582	4,682	960,641	735,513	93,758	2,631	831,902
Consumer loans	560,540	4,229	9,133	573,902	558,365	1,283	8,339	567,987
Residential mortgage loans	216,549	276,363	4,346	497,258	193,135	92,036	3,719	288,890
Financial investment	55,979	28,371	—	84,350	66,135	18,698	—	84,833
Repurchase agreements	1,355	—	—	1,355	1,645	1	—	1,646
Loans and advances to banks	18,938	—	—	18,938	15,728	—	—	15,728
Other interest revenue	497	3,401	—	3,898	265	1,386	—	1,651
Total	1,549,235	572,946	18,161	2,140,342	1,570,786	207,162	14,689	1,792,637

The amount of interest revenue recognized on a received basis for impaired portfolio in 2014 by Ch$9,013 million (Ch$8,734 million in 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses, continued:

(b)                       At the period end, the detail of income from suspended interest is as follows:

	2014			2013
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	9,854	2,403	12,257	8,899	751	9,650
Residential mortgage loans	1,609	1,593	3,202	1,342	744	2,086
Consumer loans	184	—	184	275	—	275
Total	11,647	3,996	15,643	10,516	1,495	12,011

(c)                        As of each year end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	2014			2013
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	330,821	104,061	434,882	439,553	43,047	482,600
Debt issued	156,422	187,904	344,326	134,585	64,745	199,330
Other financial obligations	1,737	2,136	3,873	1,977	837	2,814
Repurchase agreements	9,479	102	9,581	13,149	—	13,149
Borrowings from financial institutions	7,166	—	7,166	13,791	—	13,791
Demand deposits	669	7,974	8,643	168	2,985	3,153
Other interest expenses	—	1,143	1,143	—	99	99
Total	506,294	303,320	809,614	603,223	111,713	714,936

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses, continued:

(d)                       As of December 31, 2014 and 2013, the Bank uses cross currency swap and interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans, and cross currency swaps to hedge its position on changes in cash flows from obligations with foreign banks and bonds issued in foreign currency.

	2014			2013
	Income			Income
	(loss)	Expenses	Total	(loss)	Expenses	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from accounting hedges on fair value	5,410	—	5,410	14,278	—	14,278
Loss from accounting hedges on fair value	(6,706)	—	(6,706)	(11,151)	—	(11,151)
Gain from accounting hedges on cash flow	79,007	96,040	175,047	6,526	14,015	20,541
Loss from accounting hedges on cash flow	(177,968)	(75,214)	(253,182)	(31,098)	(3,450)	(34,548)
Net gain on hedged items	(6,239)	—	(6,239)	(7,652)	—	(7,652)
Total	(106,496)	20,826	(85,670)	(29,097)	10,565	(18,532)

(e)                        At the end of the period the summary of interest and expenses is as follows:

	2014	2013
	MCh$	MCh$

Interest revenue	2,140,342	1,792,637
Interest expenses	(809,614)	(714,936)

Subtotal	1,330,728	1,077,701

Income accounting hedges (net)	(85,670)	(18,532)

Total interest revenue and expenses, net	1,245,058	1,059,169

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.                    Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statements of Comprehensive Income refer to the following items:

	2014	2013
	MCh$	MCh$
Income from fees and commission
Card services	110,984	108,851
Investments in mutual funds and other	65,199	54,833
Collections and payments	49,374	51,588
Portfolio management	37,719	35,920
Lines of credit and overdrafts	20,844	22,206
Use of distribution channel	19,931	27,252
Fees for insurance transactions	19,674	18,840
Guarantees and letters of credit	19,148	17,611
Trading and securities management	15,527	17,526
Use Banchile’s brand	13,152	12,551
Financial advisory services	6,081	4,054
Other fees earned	9,819	15,501
Total income from fees and commissions	387,452	386,733

Expenses from fees and commissions
Credit card transactions	(88,480)	(75,083)
Fees for interbank transactions	(11,779)	(9,808)
Fees for collections and payments	(6,423)	(6,658)
Sale of mutual fund units	(3,379)	(2,318)
Fees for securities transactions	(2,851)	(3,103)
Sales force fees	(1,885)	(2,007)
Other fees	(467)	(662)
Total expenses from fees and commissions	(115,264)	(99,639)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.                    Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	2014	2013
	MCh$	MCh$

Financial assets held-for-trading	27,873	25,434
Sale of available-for-sale instruments	18,102	14,881
Sale of loan portfolios	993	314
Derivative instruments	(17,453)	(28,456)
Net loss on other transactions	(56)	(1,089)
Total	29,459	11,084

31.                    Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	2014	2013
	MCh$	MCh$

(Loss) gain from accounting hedges	68,476	65,802
(Loss) gain on translation difference, net	20,493	7,451
Indexed foreign currency	(18,744)	(1,796)
Total	70,225	71,457

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.                    Provisions for Loan Losses:

The movement of the results during 2014 and 2013, by concept of provisions, is summarized as follows:

	Loans and		Loans to customers
	advances to		Commercial		Mortgage		Consumer				Contingent
	banks		loans		loans		loans		Subtotal		loans		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	(333)	(51,726)	(39,165)	—	—	—	—	(51,726)	(39,165)	(1,882)	(3,955)	(53,608)	(43,453)
Group provisions	—	—	(46,061)	(49,808)	(8,497)	(5,665)	(197,195)	(167,496)	(251,753)	(222,969)	(2,918)	(8,737)	(254,671)	(231,706)
Provisions established, net	—	(333)	(97,787)	(88,973)	(8,497)	(5,665)	(197,195)	(167,496)	(303,479)	(262,134)	(4,800)	(12,692)	(308,279)	(275,159)

Provisions released:
Individual provisions	476	—	—	—	—	—	—	—	—	—	—	—	476	—
Group provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provisions released, net	476	—	—	—	—	—	—	—	—	—	—	—	476	—

Provision, net	476	(333)	(97,787)	(88,973)	(8,497)	(5,665)	(197,195)	(167,496)	(303,479)	(262,134)	(4,800)	(12,692)	(307,803)	(275,159)

Additional provision	—	—	(22,499)	(10,000)	—	—	—	—	(22,499)	(10,000)	—	—	(22,499)	(10,000)

Recovery of written-off assets	—	—	14,272	13,921	2,152	1,927	29,885	27,698	46,309	43,546	—	—	46,309	43,546

Provisions, net allowances for credit risk	476	(333)	(106,014)	(85,052)	(6,345)	(3,738)	(167,310)	(139,798)	(279,669)	(228,588)	(4,800)	(12,692)	(283,993)	(241,613)

According to the Administration, the provisions constituted by credit risk, covers probable losses that could arise from the non-recovery of assets, according the reviwed information for the bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.                    Personnel Expenses:

Personnel expenses in 2014 and 2013 are detailed as follows:

	2014	2013
	MCh$	MCh$

Remuneration	201,411	188,856
Bonuses (*)	127,306	83,813
Lunch and health benefits	24,263	22,631
Staff severance indemnities	11,895	10,523
Training expenses	2,639	2,877
Other personnel expenses	16,998	14,536
Total	384,512	323,236

(*) See note No. 5 letter (s)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.                    Administrative Expenses:

As of December 31, 2014 and 2013, administrative expenses are detailed as follows:

	2014	2013
	MCh$	MCh$

General administrative expenses
Information Technology and communications	55,985	50,465
Maintenance and repair of property and equipment	30,368	28,067
Office rental	21,522	20,176
Securities and valuables transport services	10,504	9,741
Office supplies	8,350	8,375
External advisory services	7,481	6,843
Rent ATM area	6,883	7,496
Representation and transferring of personnel	4,979	4,359
Lighting, heating and other utilities	4,416	4,394
Legal and notary	4,239	3,781
Insurance premiums	3,339	3,121
PO box, mail and postage	2,540	2,892
Donations	2,358	1,929
Home delivery products	2,304	1,430
Equipment rental	1,183	1,204
Fees for professional services	668	592
Other general administrative expenses	12,293	9,363
Subtotal	179,412	164,228

Outsources services
Credit pre-evaluation services	21,916	23,471
Data processing	8,669	7,159
Expenditure on external technological developments	8,073	6,430
Certification and testing technology	5,476	4,314
Other	3,087	2,743
Subtotal	47,221	44,117

Board expenses
Board remunerations	2,235	2,110
Other board expenses	527	479
Subtotal	2,762	2,589

Marketing expenses
Advertising	29,431	29,053
Subtotal	29,431	29,053

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	7,609	6,949
Real estate contributions	2,413	3,101
Patents	1,255	1,675
Other taxes	434	789
Subtotal	11,711	12,514
Total	270,537	252,501

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.                    Depreciation, Amortization and Impairment:

(a)                       Amounts charged to income for depreciation and amortization during the 2014 and 2013 periods are detailed as follows:

	2014	2013
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No,16b)	22,149	19,280
Amortization of intangibles assets (Note No,15b)	8,352	9,629
Total	30,501	28,909

(b)                       As of December 31, 2014 and 2013, the impairment loss is detailed as follows:

	2014	2013
	MCh$	MCh$

Impairment loss
Impairment loss on investment instruments	—	—
Impairment loss on property and equipment (Note No,16b)	1,965	757
Impairment loss on intangibles assets(*) (Note No,15b)	120	1,490
Total	2,085	2,247

(*) As of December 31, 2013, it is recognised impairment by an amount of $1,462 million that at the end of this period it has been not applied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.                    Other Operating Income:

During 2014 and 2013, the Bank and its subsidiaries present the following under other operating income:

	2014	2013
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	3,484	6,126
Other income	11	113
Subtotal	3,495	6,239

Release of provisions for contingencies
Country risk provisions	—	1,336
Other provisions for contingencies	—	1,376
Subtotal	—	2,712

Other income
Rental income	8,083	7,440
Credit card income	2,694	—
Recovery from external branches	2,525	2,264
Expense recovery	2,525	1,891
Release of provisions	2,318	—
Income from differences sale leased assets	2,313	614
Monthly prepaid taxes revaluation	1,910	941
International Fiduciary operating expenses recovery	1,263	—
Fiduciary and trustee commissions	194	201
Gain on sale of property and equipment	156	224
Foreign trade income	75	28
Sale of recoveries charge-off leased assets	52	1,626
Indemnities received	20	901
Others	1,849	2,140
Subtotal	25,977	18,270

Total	29,472	27,221

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.                    Other Operating Expenses:

During 2014 and 2013, the Bank and its subsidiaries incurred the following other operating expenses:

	2014	2013
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	1,622	1,891
Expenses to maintain assets received in lieu of payment	487	502
Provisions for assets received in lieu of payment	260	51
Subtotal	2,369	2,444

Provisions for contingencies
Country risk provisions	1,189	—
Other provisions for contingencies	7,750	582
Subtotal	8,939	582

Other expenses
Write-offs for operating risks	5,076	4,144
Provisions and write-off other assets	4,082	4,767
Operational expenses and write-offs for leasing	1,689	321
Card administration	949	1,106
Provision for recovery of leased assets	430	852
Mortgage life insurance	360	432
Civil judgments	286	209
Contributions to government organizations	227	218
Losses on sale of property and equipment	1	5
Others	2,619	971
Subtotal	15,719	13,025

Total	27,027	16,051

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions:

The related parties of companies and their subsidiaries include entities of the company’s corporate group; corporations which are the company’s parent company, associated companies, subsidiaries, associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the company, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

Corporations Art, 147, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, when terms of price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, article 84 of the General Banking Law establishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(a)                       Loans to related parties:

The following table details loans and accounts receivable, contingent loans and assets related to trading and investment securities, corresponding to related entities:

	Production		Investment
	Companies (*)		Companies (**)		Individuals (***)		Total
	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	287,943	287,500	36,383	70,004	1,878	1,199	326,204	358,703
Residential mortgage loans	—	—	—	—	19,970	16,911	19,970	16,911
Consumer loans	—	—	—	—	4,111	3,790	4,111	3,790
Gross loans	287,943	287,500	36,383	70,004	25,959	21,900	350,285	379,404
Provision for loan losses	(790)	(929)	(132)	(152)	(68)	(52)	(990)	(1,133)
Net loans	287,153	286,571	36,251	69,852	25,891	21,848	349,295	378,271

Off balance sheet accounts
Guarantees	3,238	1,109	40	—	—	—	3,278	1,109
Letters of credits	1,344	3,390	—	—	—	—	1,344	3,390
Banks guarantees	42,195	23,172	387	1,599	—	—	42,582	24,771
Immediately available credit lines	52,900	58,023	24,686	9,519	10,997	10,165	88,583	77,707
Total off balance sheet account	99,677	85,694	25,113	11,118	10,997	10,165	135,787	106,977
Provision for contingencies loans	(89)	(34)	—	(1)	—	—	(89)	(35)
Off balance sheet account, net	99,588	85,660	25,113	11,117	10,997	10,165	135,698	106,942

Amount covered by Collateral
Mortgage	28,811	27,122	55	55	13,405	14,476	42,271	41,653
Warrant	—	—	—	—	—	—	—	—
Pledge	13	13	—	—	7	7	20	20
Other (****)	2,602	2,849	17,300	17,300	10	10	19,912	20,159
Total collateral	31,426	29,984	17,355	17,355	13,422	14,493	62,203	61,832

Acquired Instruments
For trading purposes	—	1,078	6,015	—	—	—	6,015	1,078
For investment purposes	—	—	—	—	—	—	—	—
Total acquired instruments	—	1,078	6,015	—	—	—	6,015	1,078

(*)                                 Production companies are legal entities which comply with the following conditions:

i)                                         They engage in productive activities and generate a separable flow of income.

ii)                                      Less than 50% of their assets are trading securities or investments.

(**)                          Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)                   Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****)            These guarantees correspond mainly to shares and other financial guarantees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(b)                       Other assets and liabilities with related parties:

	2014	2013
	MCh$	MCh$
Assets
Cash and due from banks	10,478	12,692
Derivative instruments	85,226	76,532
Other assets	17,386	22,047
Total	113,090	111,271

Liabilities
Demand deposits	220,603	123,223
Savings accounts and time deposits	423,012	233,172
Derivative instruments	123,569	85,694
Borrowings from financial institutions	154,022	192,682
Other liabilities	26,205	23,836
Total	947,411	658,607

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(c)                        Income and expenses from related party transactions (*):

	2014		2013
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Interest and revenue expenses	23,873	18,631	21,280	15,917
Fees and commission income	56,154	40,879	70,848	35,897
Financial operating	130,606	144,403	130,344	177,692
Release and Provision for credit risk	141	—	81	—
Operating expenses	—	100,070	—	66,313
Other income and expenses	631	83	553	27
Total	211,405	304,066	223,106	295,846

(*)    This detail does not constitute an Income Statement for related party transactions since assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(d)                       Related party contracts:

In the framework of a secondary offering by 6,700,000,000 Banco de Chile’s ordinary shares held in the local and international market, as of January 29, 2014, Banco de Chile as issuer, LQ Inversiones Financieras S.A., as seller of the shares, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Banco BTG Pactual SA - Cayman Branch, as underwriters, proceeded to sign a contract called Underwriting Agreement, pursuant to which LQ Inversiones Financieras SA sold to the underwriters a portion of such shares. Additionally, on the same date Banco de Chile and LQ Investments SA agreed the terms and conditions under which Banco de Chile participated in that process.

There are no any contracts entered during 2014 and 2013 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

(e)                        Payments to key management personnel:

	2014	2012
	MCh$	MCh$

Remunerations	3,752	3,372
Short-term benefits	4,123	3,093
Contract termination indemnity	1,251	418
Stock-based benefits	—	—
Total	9,126	6,883

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(e)                        Payments to key management personnel, continued:

Composition of key personnel:

	No of executives
Position	2014	2013
CEO	1	1
CEOs of subsidiaries	7	6
Division Managers	11	12
Total	19	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(f)                Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
Name of Directors	2014		2013		2014	2013	2014	2013	2014	2013	2014	2013
	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Pablo Granifo Lavín	383	(*)	363	(*)	52	48	365	321	—	—	800	732
Andrónico Luksic Craig	155		149		10	13	—	—	—	—	165	162
Jorge Awad Mehech	52		50		24	24	130	113	—	—	206	187
Gonzalo Menéndez Duque	52		50		23	20	115	110	—	—	190	180
Jaime Estévez Valencia	52		50		26	23	106	97	—	—	184	170
Rodrigo Manubens Moltedo	52		50		24	23	51	52	26	25	153	150
Jorge Ergas Heymann	52		50		19	19	60	46	—	—	131	115
Francisco Pérez Mackenna	52		50		22	21	55	60	—	—	129	131
Thomas Fürst Freiwirth	52		50		19	20	40	39	—	—	111	109
Jean-Paul Luksic Fontbona	52		34		9	10	—	2	—	—	61	46
Guillermo Luksic Craig	—		12		—	—	—	—	—	—	—	12
Others	—		—		—	—	147	157	80	124	227	281
Total	954		908		228	221	1,069	997	106	149	2,357	2,275

(1)              Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of MCh$16 (MCh$15 in 2013).

(*)              Includes a provision of MCh$226 (MCh$214 in 2013) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$179 (MCh$124 in 2013).

Travel and other related expenses amount to MCh$226 (MCh$190 in 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value process according to local regulations, market standards and best practices in the industry. This framework is contained into the Banco de Chile’s Fair Value Policy.

One of the most important definitions in this framework is the Product Control Unit, hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)     Industry standards of fair value measurements.

In the fair value calculation process, is used standard methodologies; closing prices, discounted cash flows and option models, Black-Scholes model, in the options case. The input parameters are rates, prices and volatility levels for each term and market factor are trade in the local and international markets.

(ii)    Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information as Bloomberg, Bolsa de Comercio de Santiago, LVA and Risk America terminals. This quote represents the price at which the instrument is frequently buy and sell in financial markets.

(iii)   Valuation techniques

If there is not market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models requires a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based in observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(iv)    Fair value adjustments.

Part of the fair value process consist in adjustment, Market Value Adjustments or MVA for short, to take into account two different market facts; bid/offer spreads and market factors liquidity. These adjustments are calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that in selling that position will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used. Bid, mid and offer market quotes are considered.

The liquidity adjustment considers the relative size to the market of each position in the portfolio. This adjustment is intended to reflect the relative size of Banco de Chile and the deepness of the markets. For this adjustment, the size of each position, recent transaction in active markets and recently observed liquidity are taking into account.

(v)     Fair value control

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event when significant differences were detected, these differences are scaled according to the amount of materiality for each grouping level, from a single report to the trader until a report to the Board, These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kind of reports allows adequate control and consistency of the parameters used in the valuation, looking backwards revision.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(vi)    Judgmental analysis and information to Senior Management

In particular no cases where there is no market quotations for the instrument, similar transaction prices or indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required for operate this kind of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)        Fair value hierarchy

Banco de Chile and subsidiaries, taken into account the preceding statements, classify all the financial instruments among the following levels:

Level 1:       Observable, quoted price in active markets for the same instrument or specific type of transaction to be evaluated.

In this level are considered the following instruments: currency futures, Chilean Central Bank and Treasury securities, mutual funds investments and equity.

For the Chilean Central Bank and Treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of the market, assuring daily observable quotes.

For each and every one of these instruments exist daily observable market valuation parameters; internal rates of return and closing prices, respectively, therefore no assumptions are needed to calculate the fair value. For currency futures as well as mutual funds and equity, closing prices times the number of instruments is used for fair value calculations. For Chilean Central Bank and Treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, in the case of mutual funds and equity, is used the current price multiplied by the quantity of instruments to calculate the fair value.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(a)        Fair value hierarchy, continued

Level 2:       Valuation techniques whose inputs are other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly. For instruments in this level the valuations is done based on inference from observable market parameters; quoted prices for similar instruments in active markets. In this level are included the following inputs:

a)    Quoted prices for similar assets or liabilities in active markets.

b)    Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)     Inputs other than quoted prices those are observable for the asset or liability.

d)    Inputs those are derived principally from or corroborated by observable market data.

This level is composed mostly by derivatives, currency and rate derivatives, bank’s debt securities, debt Chilean and foreign companies, made in Chile and abroad, mortgage claims, money market instruments and less liquid Chilean Central Bank and Treasury securities.

For derivatives the fair value process depend upon his value is impacted by volatility as a relevant market factor; if is the case, Black-Scholes-Merton type of formula it is used. For the rest of the derivatives, swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that do have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(a)        Fair value hierarchy, continued

Valorization Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.
Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards	Discounted cash flows model

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widelyused in the Chilean market.

FX Options	Black-Scholes Option Pricing Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

It should be noted that to consider that an input is corroborated by the market, it must meet minimum standards to ensure the robustness of information (backtesting). Until March 2014 this type of input was considered Level 3 This change involved the reclassification criteria in December 2013 at MCh$ 254,573 Level 3 to Level 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(a)        Fair value hierarchy, continued

Level 3:       These are financial instruments whose fair value is determined using unobservable inputs. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy if the adjustment using significant unobservable data entry.

Instruments classified as level 3 correspond to Corporate Debt issued mainly Chilean and foreign companies, issued both in Chile and abroad.

During the second quarter of this year, we have adopted the approach of considering Level 2 financial instruments whose input (originating from external suppliers) are corroborated by the market. It should be noted that to consider that an input is corroborated by the market, it must meet minimum standards to ensure the robustness of information (Back Testing). Until March 2014 this type of input was considered Level 3.

This change of position reclassifications involved the following information relating to the December 31, 2013

	Level 2			Level 3
	December 2013	Reclassification	Adjusted 2013	December 2013	Reclassification	Adjusted 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	33,611	—	33,611	—	—	—
Other instruments issued in Chile	255,597	2,914	258,511	5,353	(2,914)	2,439
Instruments issued abroad	—	—	—	—	—	—
Mutual fund investments	—	—	—	—	—	—
Subtotal	289,208	2,914	292,122	5,353	(2,914)	2,439
Financial assets available-for-sale
from the Chilean Government and Central Bank	422,533	—	422,533	—	—	—
Other instruments issued in Chile	714,747	219,352	934,099	296,327	(219,352)	76,975
Instruments issued abroad	—	32,307	32,307	33,986	(32,307)	1,679
Subtotal	1,137,280	251,659	1,388,939	330,313	(251,659)	78,654
Total	1,426,488	254,573	1,681,061	335,666	(254,573)	81,093

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(b)        Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	80,374	31,326	8,496	33,611	—	—	88,870	64,937
Other instruments issued in Chile	364	1,034	202,823	258,511	1,401	2,439	204,588	261,984
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	255,013	66,213	—	—	—	—	255,013	66,213
Subtotal	335,751	98,573	211,319	292,122	1,401	2,439	548,471	393,134
Derivative contracts for trading purposes
Forwards	—	—	140,676	41,673	—	—	140,676	41,673
Swaps	—	—	609,843	291,429	—	—	609,843	291,429
Call Options	—	—	2,583	2,301	—	—	2,583	2,301
Put Options	—	—	287	600	—	—	287	600
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	753,389	336,003	—	—	753,389	336,003
Hedge accounting derivative contracts
Swaps	—	—	101	714	—	—	101	714
Cash flow hedge (Swap)	—	—	78,703	37,971	—	—	78,703	37,971
Subtotal	—	—	78,804	38,685	—	—	78,804	38,685
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	86,066	163,875	253,258	422,533	—	—	339,324	586,408
Other instruments issued in Chile	—	—	1,017,962	934,099	179,378	76,975	1,197,340	1,011,074
Instruments issued abroad	58,376	42,236	3,211	32,307	1,938	1,679	63,525	76,222
Subtotal	144,442	206,111	1,274,431	1,388,939	181,316	78,654	1,600,189	1,673,704
Total	480,193	304,684	2,317,943	2,055,749	182,717	81,093	2,980,853	2,441,526

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	128,117	65,396	—	—	128,117	65,396
Swaps	—	—	691,524	343,467	—	—	691,524	343,467
Call Options	—	—	2,249	3,559	—	—	2,249	3,559
Put Options	—	—	362	705	—	—	362	705
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	822,252	413,127	—	—	822,252	413,127
Hedge derivative contracts
Fair value hedge (Swap)	—	—	19,904	25,324	—	—	19,904	25,324
Cash flow hedge (Swap)	—	—	17,596	6,681	—	—	17,596	6,681
Subtotal	—	—	37,500	32,005	—	—	37,500	32,005
Total	—	—	859,752	445,132	—	—	859,752	445,132

(1)       As of December 31, 2014, 93% of instruments of level 3 have denomination “Investment Grade”, meaning are assets with a classification BBB- or higher.  Also, 99% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(c)        Level 3 reconciliation

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	As of December 31, 2014
	Balance as of January 1, 2014	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer to Level 1 and 2	Balance as of December 31, 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	2,439	(1,087)	—	49	—	1,401
Subtotal	2,439	(1,087)	—	49	—	1,401

Available for Sale Instruments
Other instruments issued in Chile	76,975	6,230	784	64,426	30,963	179,378
Instruments issued abroad	1,679	270	(11)	—	—	1,938
Subtotal	78,654	6,500	773	64,426	30,963	181,316

Total	81,093	5,413	773	64,475	30,963	182,717

	As of December 31, 2013
	Balance as of January 1, 2013	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer to Level 1 and 2	Balance as of December 31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	—	1,038	—	1,401	—	2,439
Subtotal	—	1,038	—	1,401	—	2,439

Available for Sale Instruments
Other instruments issued in Chile	79,896	3,198	9	(6,128)	—	76,975
Instruments issued abroad	10,023	50	(77)	(8,317)	—	1,679
Subtotal	89,919	3,248	(68)	(14,445)	—	78,654

Total	89,919	4,286	(68)	(13,044)	—	81,093

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(d)        Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model:

The following table shows the sensitivity, by instrument, for instruments classified as level 3 to changes in key assumptions:

	As of December 31, 2014		As of December 31, 2013
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	1,401	(150)	2,439	(273)
Total	1,401	(150)	2,439	(273)
Financial assets available-for-Sale
Other instruments issued in Chile	179,378	(3,542)	76,975	(895)
Instruments issued abroad	1,938	(67)	1,679	(25)
Total	181,316	(3,609)	78,654	(920)

Total	182,717	(3,759)	81,093	(1,193)

With the purpose to determine the sensitivity of the financial investments to changes in significant factors market, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observables in screens, In the case of financial assets presented above table, which corresponds to bank bonds and corporate bonds, considering that these instruments do not have current prices or observables, was used as inputs prices, prices based on broker quotes or runs.  Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying only a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps so-called hedge accounting.  The impact of 10% is considered a reasonable move considering the market performance of these instruments and comparing it against the adjustment bid/offer that is provided for by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(e)        Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Fair Value
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	915,133	873,308	915,133	873,308
Transactions in the course of collection	400,081	374,471	400,081	374,471
Receivables from repurchase agreements and security borrowing	27,661	82,422	27,661	82,422
Subtotal	1,342,875	1,330,201	1,342,875	1,330,201
Loans and advances to banks
Domestic banks	169,953	99,976	169,953	99,976
Central bank	551,108	600,581	551,108	600,581
Foreign banks	434,304	361,499	434,304	361,499
Subtotal	1,155,365	1,062,056	1,155,365	1,062,056
Loans to customers, net
Commercial loans	12,790,468	12,788,810	12,707,255	12,695,722
Residential mortgage loans	5,394,602	4,713,805	5,657,988	4,760,593
Consumer loans	3,162,963	2,886,418	3,170,640	2,914,188
Subtotal	21,348,033	20,389,033	21,535,883	20,370,503
Total	23,846,273	22,781,290	24,034,123	22,762,760

Liabilities
Current accounts and other demand deposits	6,934,373	5,984,332	6,934,373	5,984,332
Transactions in the course of payment	96,945	126,343	96,945	126,343
Payables from repurchase agreements and security lending	249,482	256,766	249,482	256,766
Savings accounts and time deposits	9,721,246	10,402,725	9,719,397	10,422,095
Borrowings from financial institutions	1,098,716	989,465	1,094,468	984,999
Other financial obligations	186,573	210,926	186,573	210,926
Subtotal	18,287,335	17,970,557	18,281,238	17,985,461
Debt Issued
Letters of credit for residential purposes	52,730	67,514	55,482	70,351
Letters of credit for general purposes	11,584	18,977	12,189	19,775
Bonds	4,223,047	3,533,462	4,283,006	3,446,571
Subordinate bonds	770,595	747,007	782,529	739,184
Subtotal	5,057,956	4,366,960	5,133,206	4,275,881
Total	23,345,291	22,337,517	23,414,444	22,261,342

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(e)        Other assets and liabilities, continued:

Other financial assets and liabilities not measured at fair value, but for which a fair value is estimated even when not managed based on this value, include assets and liabilities such as loans, deposits and other time deposits, debt issued and other financial assets and liabilities with different maturities and characteristics. The fair values of these assets and liabilities are calculated using the model of discounted cash flow (DCF) and the use of various sources of data such as yield curves, credit risk spreads, etc. Additionally, because some of these assets and liabilities are not traded in the market, it requires analysis and periodic reviews to determine the suitability of inputs and fair values determined.

The following table shows the fair value of financial assets and liabilities not measured at fair value, as of December 31, 2014 and 2013:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.          Fair Value of Financial Assets and Liabilities, continued:

(f)           Levels of other assets and liabilities:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	915,133	873,308	—	—	—	—	915,133	873,308
Transactions in the course of collection	400,081	374,471	—	—	—	—	400,081	374,471
Receivables from repurchase agreements and security borrowing	27,661	82,422	—	—	—	—	27,661	82,422
Subtotal	1,342,875	1,330,201	—	—	—	—	1,342,875	1,330,201
Loans and advances to banks
Domestic banks	169,953	99,976	—	—	—	—	169,953	99,976
Central bank	551,108	600,581	—	—	—	—	551,108	600,581
Foreign banks	434,304	361,499	—	—	—	—	434,304	361,499
Subtotal	1,155,365	1,062,056	—	—	—	—	1,155,365	1,062,056
Loans to customers, net
Commercial loans	—	—	—	—	12,707,255	12,695,722	12,707,255	12,695,722
Residential mortgage loans	—	—	—	—	5,657,988	4,760,593	5,657,988	4,760,593
Consumer loans	—	—	—	—	3,170,640	2,914,188	3,170,640	2,914,188
Subtotal	—	—	—	—	21,535,883	20,370,503	21,535,883	20,370,503
Total	2,498,240	2,392,257	—	—	21,535,883	20,370,503	24,034,123	22,762,760

Liabilities
Current accounts and other demand deposits	6,934,373	5,984,332	—	—	—	—	6,934,373	5,984,332
Transactions in the course of payment	96,945	126,343	—	—	—	—	96,945	126,343
Payables from repurchase agreements and security lending	249,482	256,766	—	—	—	—	249,482	256,766
Savings accounts and time deposits	—	—	—	—	9,719,397	10,422,095	9,719,397	10,422,095
Borrowings from financial institutions	—	—	—	—	1,094,468	984,999	1,094,468	984,999
Other financial obligations	186,573	210,926	—	—	—	—	186,573	210,926
Subtotal	7,467,373	6,578,367	—	—	10,813,865	11,407,094	18,281,238	17,985,461
Debt Issued
Letters of credit for residential purposes	—	—	55,482	70,351	—	—	55,482	70,351
Letters of credit for general purposes	—	—	12,189	19,775	—	—	12,189	19,775
Bonds	—	—	4,283,006	3,446,571	—	—	4,283,006	3,446,571
Subordinate bonds	—	—	—	—	782,529	739,184	782,529	739,184
Subtotal	—	—	4,350,677	3,536,697	782,529	739,184	5,133,206	4,275,881
Total	7,467,373	6,578,367	4,350,677	3,536,697	11,596,394	12,146,278	23,414,444	22,261,342

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39,                    Fair Value of Financial Assets and Liabilities, continued:

(f) Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•                  Short-term assets and liabilities: For assets and liabilities maturing short-term (less than three months) it is assumed that the book values approximate their fair value. This assumption is applied to the following assets and liabilities:

• Cash and due from banks	• Current accounts and other demand deposits
• Transactions in the course of collection (asset)	• Transactions in the course of payments (liability)
• Cash collateral on securities borrowed and reverse repurchase agreements (asset)	• Cash collateral on securities lent and repurchase agreements (liability)
• Loans and advance to banks	• Other financial obligations

(g)                         Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc,), under legal jurisdiction of the City of New York — USA or London — United Kingdom.  Legal framework in these jurisdictions, along with documentation mentioned, it allows to Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. The Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), including other credit mitigating, such as margins about a certain threshold, early termination (optional or mandatory), coupon adjustment transaction over a certain threshold amount, etc.

Below are detail contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets as of December 31	832,193	374,688	(169,573)	(42,315)	(267,053)	(116,095)	(49,804)	(31,651)	345,763	184,627

Derivative financial liabilities as of December 31	859,752	445,132	(169,573)	(42,315)	(267,053)	(116,095)	(124,418)	(39,102)	298,708	247,620

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.          Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of December 31, 2014 and 2013, respectively.  Trading and available for sale instruments are included at their fair value:

	2014
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	915,133	—	—	—	—	—	915,133
Transactions in the course of collection	400,081	—	—	—	—	—	400,081
Financial Assets held-for-trading	548,471	—	—	—	—	—	548,471
Receivables from repurchase agreements and security borrowing	11,863	6,291	9,507	—	—	—	27,661
Derivative instruments	68,070	55,799	166,519	176,235	153,461	212,109	832,193
Loans and advances to banks (*)	809,565	79,583	248,840	18,193	—	—	1,156,181
Loans to customers (*)	2,662,866	2,576,105	3,800,448	4,831,285	2,328,610	5,677,334	21,876,648
Financial assets available-for-sale	211,690	163,824	472,944	82,763	123,317	545,651	1,600,189
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	5,627,739	2,881,602	4,698,258	5,108,476	2,605,388	6,435,094	27,356,557

	2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	873,308	—	—	—	—	—	873,308
Transactions in the course of collection	374,471	—	—	—	—	—	374,471
Financial Assets held-for-trading	393,134	—	—	—	—	—	393,134
Receivables from repurchase agreements and security borrowing	58,429	12,250	11,743	—	—	—	82,422
Derivative instruments	15,374	21,074	53,595	94,914	86,438	103,293	374,688
Loans and advances to banks (*)	791,112	116,968	155,268	—	—	—	1,063,348
Loans to customers (*)	2,962,896	1,988,697	4,014,131	4,543,507	2,252,631	5,107,649	20,869,511
Financial assets available-for-sale	116,319	63,919	184,940	442,170	466,247	400,109	1,673,704
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	5,585,043	2,202,908	4,419,677	5,080,591	2,805,316	5,611,051	25,704,586

(*)  These balances are presented without of the respective provision, which amount to MCh$528,615 (MCh$480,478 in 2013) for loans to customers; and MCh$816 (MCh$1,292 in 2013) for borrowings from financial institutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.          Maturity of Assets and Liabilities, continued:

	2014
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	6,934,373	—	—	—	—	—	6,934,373
Transactions in the course of payment	96,945	—	—	—	—	—	96,945
Payables from repurchase agreements and security lending	249,323	159	—	—	—	—	249,482
Savings accounts and time deposits (**)	4,854,400	1,969,861	2,559,793	148,527	166	188	9,532,935
Derivative instruments	37,952	47,779	166,064	208,200	147,078	252,679	859,752
Borrowings from financial institutions	61,022	159,372	678,067	200,255	—	—	1,098,716
Debt issued:
Mortgage bonds	4,035	4,109	10,143	20,487	12,407	13,133	64,314
Bonds	239,132	294,460	353,568	475,427	973,509	1,886,951	4,223,047
Subordinate bonds	2,050	2,786	36,463	178,298	50,345	500,653	770,595
Other financial obligations	142,093	792	3,879	7,996	14,350	17,463	186,573
Total liabilities	12,621,325	2,479,318	3,807,977	1,239,190	1,197,855	2,671,067	24,016,732

	2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	5,984,332	—	—	—	—	—	5,984,332
Transactions in the course of payment	126,343	—	—	—	—	—	126,343
Payables from repurchase agreements and security lending	249,549	7,217	—	—	—	—	256,766
Savings accounts and time deposits (**)	4,875,436	2,193,563	2,948,201	207,347	135	31	10,224,713
Derivative instruments	26,750	37,008	95,582	96,757	67,742	121,293	445,132
Borrowings from financial institutions	99,553	359,752	262,574	267,586	—	—	989,465
Debt issued:
Mortgage bonds	4,554	4,966	13,534	27,826	16,095	19,516	86,491
Bonds	287,732	117,008	47,271	471,230	797,585	1,812,636	3,533,462
Subordinate bonds	1,560	2,476	34,865	162,382	47,890	497,834	747,007
Other financial obligations	161,053	901	4,948	8,736	13,503	21,785	210,926
Total liabilities	11,816,862	2,722,891	3,406,975	1,241,864	942,950	2,473,095	22,604,637

(**)         Excluding term saving accounts, which amount to MCh$188,311 (MCh$178,012 in 2013),

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                     Risk Management:

(1)             Introduction:

The Bank’s risk management is based on specialization, knowledge of the business and the experience of its teams, with professionals specifically dedicated to each different type of risks, Our policy is to maintain an integrated, forward looking approach to risk management, taking into account the current and forecasted economic environment and the risk/return ratio of all products for both the Bank and its subsidiaries.

Our credit policies and processes acknowledge the particularities of each market and segment, thus affording specialized treatment to each one of them. The integrated information prepared for risk analysis is key to developing our strategic plan, this objectives include: determining the desired risk level for each business line; aligning all strategies with the established risk level; communicating desired risk levels to Bank’s commercial areas; developing models, processes and tools for evaluating, measuring and controlling risk throughout the different business lines and areas; informing the board of directors about risks and their evolution; proposing action plans to address important deviations in risk indicators and enforcing compliance of applicable standards and regulations.

(a)             Risk Management Structure

Credit, Market and Operational Risk Management lies at the all levels of the Organization, with a structure that recognizes the relevance of the different risk areas that exist.  Current levels are:

(i)                 Board of Directors

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure.  Due to the above, it is permanently informed regarding the evolution of the different risk areas, participating through its Finance and Financial Risk Committees, Credit Committees, Portfolio Risk Committees, Operational Risk Committee and Senior Operational Risk Committee, which check the status of credit and market risks,  In addition, it actively participates in each of them, informed of the status of the portfolio and participating in the strategic definitions that impact the quality of the portfolio.

Risk management policies are established in order to identify and analyze the risks faced by the Bank, to set adequate limits and controls and monitor risks and compliance with limits, The policies and risk management systems are regularly reviewed in order for them to reflect changes in market conditions and the Bank’s activities.  It, through its standards and management procedures intends to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(1)              Introduction, continued:

(a)              Risk Management Structure, continued

(ii)               Finance, International and Financial Risk Committee

This committee meets monthly to review developments and the current status of financial positions and market, price and liquidity risk, It reviews estimated results from financial positions in order to measure the risk/return ratio of the Bank’s Treasury business, as well as the evolution of and forecasts regarding use of capital. The knowledge of the current state of the market risks allow to forecast potential future loss, with an important confidence level, in the case of adverse transactions in the main market variables or illiquidity (exchange rate, interest rates and options volatility) or a tight liquidity (either liquidity of trading in financial instruments as funding liquidity).

Additionally, the Committee reviews the estimated financial results that generate these positions separately, in order to measure the risk-return businesses involved in handling financial positions of the Treasury, the evolution of the use of capital, and the estimated credit risk and market that the Bank will face in the future. The Committee also discussed the international financial exposure and liabilities major credit exposures generated by derivatives transactions.

Committee is responsible for the design of policies and procedures related to the establishment of limits and alerts financial positions, as well as measurement, control and reporting of the same. Subsequently, policies and procedures are subject to approval by the Bank Board.

The Finance, International and Financial Risk Committee comprises the Chairman, four Directors, the General Manager, the Manager of Corporate Risk Division, the Manager of the Corporate and Investment Banking Division, the Manager of Financial Control Division, the Manager of Treasury Division and the Manager of Financial Risk Area.

The Committee meets in regular session once a month and may be cited extraordinary request of the President, two Directors or the General Manager.

(iii)            Credit Committees

The corporate governance structure of the Bank provides various credit committees responsible for credit decisions related to the different business segments and the type of risk involved.

Each credit committee is responsible for defining the terms and conditions of acceptance of counterparty risks considered in the evaluation, and are comprised of members with sufficient powers for decision-making. The Corporate Risk Division participates in an independently and autonomic form from commercial areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(1)             Introduction, continued:

(a)              Risk Management Structure, continued:

(iii)            Credit Committees, continued:

These committees have higher expression in the Credit Committee of the Board, consisting of the General Manager, the Manager of Corporate Risk Division, and at least three directors who review weekly all operations that exceed UF 750,000. The attendance of the Directors is not limited to the number of Directors required, therefore that each and every one of the Board members can participate at mentioned Board Credit Committee.

(iv)           Portfolio Risk Committee:

The main function of Portfolio Risk Committee is to know, from a global perspective, the evolution of the composition of the Bank’s loan portfolio. This is, according to economic sectors, business segments, products, terms, and everything that would have a broad view of counterparty risk is assumed. This Committee reviews, in detail, the main exposures by economic groups, debtors, and behavioral parameters such as default indicators, past due loans, impairment, charges-off and provisions for loan losses for each segment.

The mission of this Committee is to approve and propose to the Board risk management strategies differentiated. This includes credit policies, the portfolio assessment methodologies and calculation of provisions to cover expected losses. Is responsible also know the sufficiency of provision; authorize extraordinary charge-offs when it exhausted the recoveries instances and management control settlement of assets received in lieu of payments. It also reviews the methodological guidelines for the development of credit risk models, which are assessed on the Technical Committee for the Supervision of internal models.

The Portfolio Risk Committee meets monthly and is composed of the Chairman of the Board, two Directors, the General Manager, the Manager of Corporate Risk Division, the Manager of the Risk Division and the Area Manager Risk Architecture. The Committee may be summoned to an extraordinary request of the President, two Directors or the General Manager.

(v)              Operational Risk Committee:

The mission of Operational Risk Committee is to identify, prioritize and set strategies to mitigate key operational risk events, ensure the implementation of the management model, establish tolerances risk, ensure compliance programs, policies and procedures relating to Privacy and Information Security, Business Continuity and Operational Risk Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(1)              Introduction, continued:

(a)              Risk Management Structure, continued:

(v)               Operational Risk Committee, continued:

The Operational Risk Committee is composed of the General Manager, Manager Corporate Risk Division, Manager of Financial Control Division, Manager of Operations and Technology Division and Manager of Operational Risk and Technology. Also, with voice rights Controller Division Manager, Manager Clients Area, Manager Office Division and Manager Safety and Risk Prevention Area.

(vi)            Senior Operational Risk Committee

The Senior Operational Risk Committee, has among its functions: to know the level of exposure to operational risk of the Corporation Banco de Chile, analyze the effectiveness of the strategies adopted to mitigate operational risk events, approve strategies and policies prior the Board, actions and efforts to promote proper management and mitigation of operational risk, inform the Board of these materials, ensure regulatory compliance and enforcement policy so as to ensure the solvency of the Corporation in the long term by avoiding risk factors that could jeopardize the continuity of the Corporation.

The Senior Operational Risk Committee is composed of Chairman, a Director, General Manager, Manager Corporate Risk Division, Operations and Technology Division Manager and Manager Operational Risk and Technology.

(vii)         Corporate Risk Division

Banco de Chile has a team with a vast experience and knowledge in each matter related to risks associated with credit, market, operational and technology, which ensures comprehensive and consolidated management of the same, including the Bank and its subsidiaries, identifying and evaluating the risks generated in customers, in their own operations and their suppliers. The focus is on the future, finding determine with different techniques and tools, the potential changes that could affect the solvency, liquidity, the correct operation or the reputation of Banco of Chile.

Regarding the management of Credit Risk, Corporate Risk Division oversees the quality of the portfolio and optimizing the risk - return to all segments of people and companies managing the stages of approval, monitoring and recovery of loans granted.

(b)              Internal Audit

Risk management processes throughout the Bank are continually audited by the Internal Audit Area, which analyzes the sufficiency of and compliance with risk management procedures, Internal Audit discusses the results of all evaluations with management and reports its findings and recommendations to the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(1)              Introduction, continued:

(c)               Measurement Methodology

In terms of Credit Risk, provision levels and portfolio expenses are the basic measurements used to determine the credit quality of our portfolio.

Risk monitoring and control are performed primarily based on established limits. These limits reflect the Bank’s business and market strategy as well as the risk level it is willing to accept, with added emphasis on selected industry sectors.

The Bank’s Chief Executive Officer, on a daily basis, and the Finance, International and Market Risk Committee, on a monthly basis, receive a report detailing the evolution of the Bank’s price and liquidity risk, based on both internal and regulator-imposed metrics.

Each year, the Board of Directors is presented with the results of a sufficiency test for allowances for loan loss. This test shows whether the Bank’s existing level of allowances for loan loss, both for the individual and group portfolios, is sufficient, based on historic losses or impairment experienced by the portfolio. The Board of Directors must issue a formal opinion on its sufficiency.

(2)              Credit Risk:

Credit risk is the risk that we will incur a loss because a customer or counterparty do not comply with their contractual obligations, mainly its origin is in account receivable and financial investments, and derivative instruments.

This risk is managed using a global, unified and forward-looking strategy, which recognizes the current and projected economic environment of the markets and segments in which our different businesses are developing and grants appropriate credit treatment to each such market or segment by using risk limits that we are willing to accept from counterparties.

Managing credit risk is, therefore, inherent to our business and must be incorporated into each segment in which we do business: In this way, we may achieve an optimum balance between assumed risks and attained returns and properly allocate capital to each business line while complying with regulations and criteria defined by the Board of Directors, in order to ensure that the Bank has an appropriate capital base for potential losses that may arise from its credit exposure.

Counterparty limits are established by analyzing financial information, risk ratings, the nature of the exposure, documentation, guarantees, market conditions and the pertinent industry sector, among other factors. The process of monitoring credit quality also includes identifying in advance any possible changes in counterparty’s payment capacity, which enables us to evaluate the potential loss from these risks and take corrective actions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(a)              Approval Process:

Examination and approval of Bank loans operating under a differentiated approach, because there are different nature of the segments, which it characterizes by different basics in its variables of explanation of its financial structure and repayment ability. The general concepts involved in each approval process are:

•                  Politics and procedures

•                  Specialization and experience level of participant of the process

•                  Types and depth of technological platforms required

•                  Type of model/indicators predictives for each segments (Scoring or Rating)

According to the mentioned above, there are three tipes of approval models:

Automated Model: This model is used to evaluate credit applications massive segments of individuals without a commercial business, Commercial Banking and Credichile. The fundamental pillars in this model of admission are the following dimensions:

•                  Minimum credit profile (scoring)

•                  Borrowing Limits (exposure)

•                  Target Market

The credit profile is evaluated using statistics models of “Credit Scoring”, which are different for Commercial Area and Credichile, and also are segmented and specifics for different types of clients. The predictive ability of the models is fundamental to do successful risk management during different economics cycles, which force to be permanently reviewed actual market conditions.

Borrowing limits set the maximum exposure that the Bank is willing to take with each customer in different products, taking into consideration the debt they have with other financial institutions. These parameters are defined according to risk profile and by segment or income level of each client. The correct determination of the borrowing capacity of each type of customers is very important especially in more restrictive economic cycles, which are characterized by higher unemployment or reduced income from customers.

Definition of target market is an elemental dimension to guide the commercial efforts and business strategies. Offer of products more efficient allow to maximize the individual exposition and expected returns.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)              Credit Risk, continued

(a)              Approval Process, continued

Parametric Model: The SME segment is a segment that has developed assessment schemes and ad hoc admission to their characteristics. This segment has defined a parametric model that is responsible for mass segment features a segment as well as case by case analysis. This model considers the evaluation of customers based on three pillars:

•                  Payment behavior both, internal and external.

•                  Financial reporting analysis.

•                  Evaluation of the client’s business.

This process yields a parametric evaluation category that summarizes the credit quality of the customer through a rating, which is linked directly to the powers of credit required for each operation.

Casuistry of cases occur in which lower level of information available and/or economic sector, do not have a rating, in such cases being managed directly by the Risk area, which makes the credit assessment criteria applying their expert. Note that internal audits are performed on an ongoing basis to ensure the quality of the information used in the preparation of Rating.

Additionally, the Corporate Risk Division supports business significantly through the process of pre-approval of loans to customers, for optimize the relation risk-return of these segments, Thus, both the retail market and in the small and medium enterprises has specialized units that generate credit offers, according to predefined strategies for the different group of clients, according to statistic models which it is calibrating based in evolution of macroeconomics variables and behavior that group of clients have in the time.  These offers of credits and operations approval are supported by the constitution of collateral.

Case to case model: This type of analysis applies to wholesale market, corporations and real-state. Consist in individual assessment expert, which provides the level of risk, terms, transaction amount and complexity and perspective of the business, among other variables. This approval process is also supported by a rating model which gives a more uniform assessment and determines the level of credit.

In this sense there are a process and consolidated team with high level of experience and expertise in approving appropriations for the various segments and sectors in which the Bank participates, with a perspective of medium and long term respect different industries and clients. Additionally, to make more effective the admission process, improving quality of assessment and optimizing times of responses to clients, the process of data collection, analysis and discussion of the proposed credit are supported by the areas of credit risk.

It also has specialized areas in some segments which by their nature require expert knowledge (finance real estate, construction, agricultural, and others with advice ad hoc when they are very specific), which also support from the gestation of operations, counting with tools designed especially depending on the particular characteristics of business and their respective risks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)              Credit Risk, continued

(a)              Approval Process, continued:

Case to case model, continued:

It should also be noted, that although it has areas dedicated to monitoring, into the admision areas, they develop permanently monitoring activities that allow monitoring jointly the develop of operations from the inception to the recovery to ensure that portfolio risks are appropriately recognized.

(b)              Control and Follow up

(b.i)         Corporations

In the enterprise market, management and monitoring are performed by a set of systematic processes, based on parametric indicators for small and medium companies and setting particular controls for large companies, for verifying the normal development in their business in time. As an example, are the following:

•                  Delinquencies management, supported by the information of predictive indicators of risk level, with follow up and action plans in the case of more important clients, also manage of different strategies of early collection.

•                  Structured controls of clients with credit covenants.

•                  Systematic follow up of variables of credit behavior and financial figures of the corporations.

•                  Control of particular conditions and restrictions of credits.

•                  Management portfolio classification, which determines risk and required rate of provision, according to general rules established by the Superintendency of Banks and Financial Institutions, and specific criteria set out in the Bank, allowing correct application over special clients.

•                  Management portfolio in special follow up, through a periodic committee and permanent monitoring, allowing establish action plans for entities that presents risk alerts.

•                  Quick revision of the portfolio, determining clients potentially affected by the impact generated by a change in some relevant macroeconomical variables in aspecific sector or activity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)                      Credit Risk, continued:

(b)                         Control and Follow up, continued:

(b.ii)      Individuals

In individual markets, control and follow up focus in the permanent monitoring of principal indicator of aggregate portfolio and by litter analysis; this is revision of evolution portfolio in a determinate date, Principal index are:

•            Follow up of the expected loss of portfolio through of general model of provision and back-test of loss for portfolio that have maturity required.

•            Litter analysis of new clients and respective decomposition of loss rate by products, campaigns champion/challenger, segments, etc.

•            Delinquencies general of portfolio with special follow up of products, segments, income brackets, branches, zones, campaigns, etc., oriented to early detection of risk sources higher than expected in the portfolio, to regularization of cases and to integral management of politics of credits and campaigns of pre-approval.

•            Rate of approval and rejection for request presented in first instance and through appeal, with details of information by different explicative attributes.

•            Follow up of mortgage portfolio according to variables of politics, tranches (loan to value), terms, relation dividend/income clients, segments, income brackets, etc.

Additionally are defined Strategies of Risk Segmentation for processes of collection, which are compatibles with a appropriate structure, protocol and intensity to maximize the recovery in different phases of delinquency of clients.

(c)               Derivative Instruments:

The value of derivative financial instruments is always reflected in the Bank’s balance sheet. The risks derived from these instruments, determined using SBIF models, are controlled against lines of credit of the counterparty at the inception of each transaction.

(d)              Portfolio Concentration:

Maximum credit risk exposure per counterparty without considering collateral or other credit enhancements as of December 31, 2014 and 2013 does not exceed 10% of the Bank’s effective equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2014:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	636,423	257,476	—	21,234	915,133

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	88,870	—	—	—	88,870
Other instruments issued in Chile	204,588	—	—	—	204,588
Instruments issued abroad	—	—	—	—	—
Mutual fund investments	255,013	—	—	—	255,013
Subtotal	548,471	—	—	—	548,471

Receivables from repurchase agreements and security borrowing	27,360	—	—	301	27,661

Derivative Contracts for Trading Purposes
Forwards	120,718	3,065	—	16,893	140,676
Swaps	399,087	138,894	—	71,862	609,843
Call Options	2,263	—	—	320	2,583
Put Options	286	—	—	1	287
Futures	—	—	—	—	—
Subtotal	522,354	141,959	—	89,076	753,389

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	17,848	23,389	—	37,567	78,804
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	17,848	23,389	—	37,567	78,804

Loans and advances to Banks
Central Bank of Chile	551,108	—	—	—	551,108
Domestic banks	170,014	—	—	—	170,014
Foreign banks	—	—	268,141	166,918	435,059
Subtotal	721,122	—	268,141	166,918	1,156,181

Loans to Customers, Net
Commercial loans	12,915,159	—	33,295	159,782	13,108,236
Residential mortgage loans	5,418,623	—	—	—	5,418,623
Consumer loans	3,349,789	—	—	—	3,349,789
Subtotal	21,683,571	—	33,295	159,782	21,876,648

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	339,324	—	—	—	339,324
Other instruments issued in Chile	1,197,340	—	—	—	1,197,340
Instruments issued abroad	—	58,376	5,149	—	63,525
Subtotal	1,536,664	58,376	5,149	—	1,600,189

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)              Credit Risk, continued

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Forestry	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	767,918	147,215	—	—	—	—	—	—	—	—	—	—	—	—	—	915,133

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	16,902	71,968	—	—	—	—	—	—	—	—	—	—	—	—	88,870
Other instruments issued in Chile	203,237	—	—	—	1,351	—	—	—	—	—	—	—	—	—	—	204,588
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments	255,013	—	—	—	—	—	—	—	—	—	—	—	—	—	—	255,013
Subtotal	458,250	16,902	71,968	—	1,351	—	—	—	—	—	—	—	—	—	—	548,471

Receivables from repurchase agreements and security borrowing	19,610	—	—	—	—	—	—	—	80	—	—	—	29	287	7,655	27,661

Derivative Contracts for Trading Purposes
Forwards	133,163	—	—	—	1,475	3,514	1,144	48	615	—	50	443	2	185	37	140,676
Swaps	550,858	—	—	—	9,273	12,514	7,335	20,139	6,108	—	185	1,708	1,050	673	—	609,843
Call Options	819	—	—	—	177	1,180	190	—	137	—	—	25	21	34	—	2,583
Put Options	121	—	—	—	88	42	—	—	7	—	—	—	29	—	—	287
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	684,961	—	—	—	11,013	17,250	8,669	20,187	6,867	—	235	2,176	1,102	892	37	753,389

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	78,804	—	—	—	—	—	—	—	—	—	—	—	—	—	—	78,804
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	78,804	—	—	—	—	—	—	—	—	—	—	—	—	—	—	78,804

Loans and advances to Banks
Central Bank of Chile	—	551,108	—	—	—	—	—	—	—	—	—	—	—	—	—	551,108
Domestic banks	170,014	—	—	—	—	—	—	—	—	—	—	—	—	—	—	170,014
Foreign banks	435,059	—	—	—	—	—	—	—	—	—	—	—	—	—	—	435,059
Subtotal	605,073	551,108	—	—	—	—	—	—	—	—	—	—	—	—	—	1,156,181

Loans to Customers, Net
Commercial loans	1,873,155	—	—	—	2,375,322	1,498,904	356,363	442,066	946,795	—	261,189	1,668,103	1,423,597	1,565,777	696,965	13,108,236
Residential mortgage loans	—	—	—	5,418,623	—	—	—	—	—	—	—	—	—	—	—	5,418,623
Consumer loans	—	—	—	3,349,789	—	—	—	—	—	—	—	—	—	—	—	3,349,789
Subtotal	1,873,155	—	—	8,768,412	2,375,322	1,498,904	356,363	442,066	946,795	—	261,189	1,668,103	1,423,597	1,565,777	696,965	21,876,648

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	178,549	160,775	—	—	—	—	—	—	—	—	—	—	—	—	339,324
Other instruments issued in Chile	1,059,043	18,675	—	—	19,025	—	7,288	34,546	51,191	—	—	5,859	1,713	—	—	1,197,340
Instruments issued abroad	58,376	—	—	—	5,149	—	—	—	—	—	—	—	—	—	—	63,525
Subtotal	1,117,419	197,224	160,775	—	24,174	—	7,288	34,546	51,191	—	—	5,859	1,713	—	—	1,600,189

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)              Credit Risk, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2013:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	582,022	268,217	—	23,069	873,308

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	64,937	—	—	—	64,937
Other instruments issued in Chile	261,984	—	—	—	261,984
Instruments issued abroad	—	—	—	—	—
Mutual fund investments	66,213	—	—	—	66,213
Subtotal	393,134	—	—	—	393,134

Receivables from repurchase agreements and security borrowing	82,422	—	—	—	82,422

Derivative Contracts for Trading Purposes
Forwards	28,701	1,833	—	11,139	41,673
Swaps	158,810	88,495	—	44,124	291,429
Call Options	2,241	—	—	60	2,301
Put Options	525	—	—	75	600
Futures	—	—	—	—	—
Subtotal	190,277	90,328	—	55,398	336,003

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	2,993	3,971	—	31,721	38,685
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	2,993	3,971	—	31,721	38,685

Loans and advances to Banks
Central Bank of Chile	600,581	—	—	—	600,581
Domestic banks	100,012	—	—	—	100,012
Foreign banks	—	—	254,977	107,778	362,755
Subtotal	700,593	—	254,977	107,778	1,063,348

Loans to Customers, Net
Commercial loans	12,574,539	51,268	270,480	180,221	13,076,508
Residential mortgage loans	4,732,307	—	—	—	4,732,307
Consumer loans	3,060,696	—	—	—	3,060,696
Subtotal	20,367,542	51,268	270,480	180,221	20,869,511

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	586,408	—	—	—	586,408
Other instruments issued in Chile	1,011,074	—	—	—	1,011,074
Instruments issued abroad	—	71,533	4,689	—	76,222
Subtotal	1,597,482	71,533	4,689	—	1,673,704

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                               Risk Management, continued:

(2)             Credit Risk, continued

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Forestry	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	801,521	71,787	—	—	—	—	—	—	—	—	—	—	—	—	—	873,308

Financial Assets held-for-trading
from the Chilean Government and Central Bank of Chile	—	37,402	27,535	—	—	—	—	—	—	—	—	—	—	—	—	64,937
Other instruments issued in Chile	257,523	—	—	—	—	—	—	—	—	—	—	—	—	—	4,461	261,984
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments	66,213	—	—	—	—	—	—	—	—	—	—	—	—	—	—	66,213
Subtotal	323,736	37,402	27,535	—	—	—	—	—	—	—	—	—	—	—	4,461	393,134

Receivables from repurchase agreements and security borrowing	82,422	—	—	—	—	—	—	—	—	—	—	—	—	—	—	82,422

Derivative Contracts for Trading Purposes
Forwards	34,384	—	—	13	1,024	2,885	1,050	25	694	—	546	450	11	105	486	41,673
Swaps	233,083	—	—	—	7,470	6,613	249	11,660	26,420	—	182	2,353	2,050	1,224	125	291,429
Call Options	446	—	—	—	647	1,017	—	—	48	—	—	60	8	75	—	2,301
Put Options	322	—	—	—	231	42	—	—	—	—	—	—	4	—	1	600
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	268,235	—	—	13	9,372	10,557	1,299	11,685	27,162	—	728	2,863	2,073	1,404	612	336,003

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	38,685	—	—	—	—	—	—	—	—	—	—	—	—	—	—	38,685
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	38,685	—	—	—	—	—	—	—	—	—	—	—	—	—	—	38,685

Loans and advances to Banks
Central Bank of Chile	—	600,581	—	—	—	—	—	—	—	—	—	—	—	—	—	600,581
Domestic banks	100,012	—	—	—	—	—	—	—	—	—	—	—	—	—	—	100,012
Foreign banks	362,755	—	—	—	—	—	—	—	—	—	—	—	—	—	—	362,755
Subtotal	462,767	600,581	—	—	—	—	—	—	—	—	—	—	—	—	—	1,063,348

Loans to Customers, Net
Commercial loans	2,043,189	—	—	—	2,552,964	1,365,562	340,045	531,973	914,105	—	219,173	1,602,348	1,458,081	1,240,028	809,040	13,076,508
Residential mortgage loans	—	—	—	4,732,307	—	—	—	—	—	—	—	—	—	—	—	4,732,307
Consumer loans	—	—	—	3,060,696	—	—	—	—	—	—	—	—	—	—	—	3,060,696
Subtotal	2,043,189	—	—	7,793,003	2,552,964	1,365,562	340,045	531,973	914,105	—	219,173	1,602,348	1,458,081	1,240,028	809,040	20,869,511

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	383,451	202,957	—	—	—	—	—	—	—	—	—	—	—	—	586,408
Other instruments issued in Chile	847,941	—	—	—	15,826	—	13,750	36,861	49	72,804	—	—	1,671	—	22,172	1,011,074
Instruments issued abroad	76,222	—	—	—	—	—	—	—	—	—	—	—	—	—	—	76,222
Subtotal	924,163	383,451	202,957	—	15,826	—	13,750	36,861	49	72,804	—	—	1,671	—	22,172	1,673,704

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(e)               Collaterals and Other Credit Enhancements

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

•                  For commercial loans: Residential and non-residential real estate, liens and inventory.

•                  For retail loans: Mortgages on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 200,623 collateral assets, the majority of which consist of real estate.

The Bank also uses mitigating tactics for credit risk on derivative transactions, To date, the following mitigating tactics are used:

•                  Accelerating transactions and net payment using market values at the date of default of one of the parties.

•                  Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

•                  Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

(f)                Credit Quality by Asset Class

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also conducts reviews of companies in certain industry sectors that are affected by macroeconomic or sector-specific variables. Such reviews allow the Bank to timely establish any necessary allowance loan losses that are sufficient to cover losses for potentially uncollectable loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(f)                Credit Quality by Asset Class, continued:

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system.

As of December 31, 2014:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	551,108	—	—	—	—	551,108
Domestic banks	170,014	—	—	—	—	170,014
Foreign banks	435,059	—	—	—	—	435,059
Subtotal	1,156,181	—	—	—	—	1,156,181

Loans to customers (before allowances for loan losses)
Commercial loans	10,576,015	176,882	198,161	1,942,910	214,268	13,108,236
Residential mortgage loans	—	—	—	5,325,029	93,594	5,418,623
Consumer loans	—	—	—	3,124,586	225,203	3,349,789
Subtotal	10,576,015	176,882	198,161	10,392,525	533,065	21,876,648

As of December 31, 2013:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	600,581	—	—	—	—	600,581
Domestic banks	100,012	—	—	—	—	100,012
Foreign banks	362,755	—	—	—	—	362,755
Subtotal	1,063,348	—	—	—	—	1,063,348

Loans to customers (before allowances for loan losses)
Commercial loans	10,482,866	224,446	152,871	2,011,162	205,163	13,076,508
Residential mortgage loans	—	—	—	4,662,977	69,330	4,732,307
Consumer loans	—	—	—	2,856,365	204,331	3,060,696
Subtotal	10,482,866	224,446	152,871	9,530,504	478,824	20,869,511

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(f)                Credit Quality by Asset Class, continued:

Analysis of age of portfolio loan, over-due loans by financial asset class:

Terms:

Default 1:  1 to 29 days

Default 2:  30 to 59 days

Default 3:  60 to 89 days

As of December 31, 2014:

	Default 1	Default 2	Default 3	Total
	MCh$	MCh$	MCh$	MCh$

Loans and advances to banks	13,478	3	—	13,481
Commercial loans	27,437	11,608	10,299	49,344
Import-export financing	11,929	2,881	560	15,370
Factoring transactions	28,170	4,552	1,380	34,102
Commercial lease transactions	3,344	1,206	695	5,245
Other loans and receivables	507	187	265	959
Residential mortgage loans	1,153	1,156	546	2,855
Consumer loans	20,479	9,010	9,420	38,909
Total	106,497	30,603	23,165	160,265

As of December 31, 2013:

	Default 1	Default 2	Default 3	Total
	MCh$	MCh$	MCh$	MCh$

Loans and advances to banks	1,515	—	—	1,515
Commercial loans	23,699	8,281	4,737	36,717
Import-export financing	34,906	230	368	35,504
Factoring transactions	30,158	5,754	1,606	37,518
Commercial lease transactions	2,660	970	723	4,353
Other loans and receivables	837	808	533	2,178
Residential mortgage loans	1,016	642	428	2,086
Consumer loans	19,539	8,148	7,564	35,251
Total	114,330	24,833	15,959	155,122

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(f)                Credit Quality by Asset Class, continued:

The value of collateral maintained by the Bank for loans individually classified as impaired as of December 31, 2014 and 2013 is MCh$16,445 and MCh$91,105 respectively.

The value of collateral maintained by the Bank for loans over-due but non-impaired as of December 31, 2014 and 2013 is MCh$271,899 and MCh$249,058 respectively.

(g)               Assets Received in Lieu of Payment

The Bank has received assets in lieu of payment totaling MCh$3,948 and MCh$3,012 as of December 31, 2014 and 2013, respectively, the majority of which are properties. All of these assets are managed for sale.

(h)              Renegotiated Assets

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2014	2013
	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	190,692	163,827
Residential mortgage loans	19,585	21,411
Consumer loans	324,622	311,363
Subtotal	534,899	496,601
Total renegotiated financial assets	534,899	496,601

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in more detail in Note No. 2(m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk

Market Risk is referred as to the potential loss the Bank may incur due to the scarcity of liquidity or due to an adverse change of market factors levels (such as FX rates, equity prices, interest rates, options volatility, etc).

(a)             Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank measure and control the Trading Liquidity risk for trading portfolios by establishing: DV01 limits to certain specific tenors for each yield curve, limits to spot positions for FX or Equity portfolios and vega limits to FX options portfolios. Trading Liquidity for debt instruments that are part of the Accrual Book is not limited explicitly, taking into account that in this case the positions are expected to be held until medium term or even until maturity.

Funding Liquidity is controlled and limited using the regulatory C08 Index report.

The SBIF sets the following limits for the C08 index:

Foreign Currency balance sheet:                             1-30 days C08 index < 1x TIER 1 Capital

All Currencies balance sheet:                                              1-30 days C08 index < 1x TIER 1 Capital

All Currencies balance sheet:                                              1-90 days C08 index < 2x TIER 1 Capital

The SBIF authorized Banco de Chile to utilize the C08 Adjusted Index report, which includes, in addition to the regular report, behavioral maturity assumptions for some specific balance sheet items, such as roll-over or evergreen pattern for some portion of the loan portfolio; some portion of the demand deposits are considered core and therefore no withdrawal is reported, etc.

As of December 31, 2011, the 1-30 days Adjusted C08 Index for the foreign currency balance sheet items was slightly lower than 0.072, The 1-30 days Adjusted C08 Index for all currencies balance sheet items on that date is reported as 0.267; the value of the same index for the period 1 to 90 days is 0.452.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(a)             Liquidity Risk, continued:

The maturity profile of the consolidated financial liabilities of Banco de Chile and its subsidiaries, as of 2014 and 2013 end-of-year, is detailed below:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2014
Current accounts and other demand deposits	6,934,373	—	—	—	—	—	6,934,373
Transactions in the course of payment	96,945	—	—	—	—	—	96,945
Accounts Payable from repurchase agreements and security lending	249,198	92	—	—	—	—	249,290
Savings accounts and time deposits	4,956,782	2,162,419	2,596,404	154,505	172	188	9,870,470
Derivative instruments	269,665	278,329	286,634	409,966	296,234	486,087	2,026,915
Borrowings from financial institutions	59,589	158,480	677,611	200,010	—	—	1,095,690
Other financial obligations	756	1,140	5,939	12,713	17,685	18,585	56,818
Debt issued in foreign currency different USD	114,339	222,257	566,735	1,134,570	1,219,836	2,882,249	6,139,986

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	12,681,647	2,822,717	4,133,323	1,911,764	1,533,927	3,387,109	26,470,487

Derivatives with offsetting agreements	178,635	110,298	727,089	1,208,217	638,045	895,239	3,757,523

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2013
Current accounts and other demand deposits	5,984,332	—	—	—	—	—	5,984,332
Transactions in the course of payment	126,343	—	—	—	—	—	126,343
Accounts Payable from repurchase agreements and security lending	259,688	—	—	—	—	—	259,688
Savings accounts and time deposits	5,009,358	2,351,121	3,005,112	213,203	145	31	10,578,970
Derivative instruments	301,981	159,374	293,688	236,384	244,998	377,838	1,614,263
Borrowings from financial institutions	95,776	361,825	262,142	—	—	—	719,743
Other financial obligations	267,881	144,898	259,689	826,803	803,737	2,500,987	4,803,995
Debt issued in foreign currency different USD	437	770	70,215	204,925	248,714	345,363	870,424

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	12,045,796	3,017,988	3,890,846	1,481,315	1,297,594	3,224,219	24,957,758

Derivatives with offsetting agreements	45,775	188,282	513,583	688,081	519,512	899,830	2,855,063

The evolution of the loan-to-deposit ratio for 2014 and 2013 is detailed below:

	December 31, 2014	December 31, 2013
Maximum	2.74	2.47
Minimum	2.43	2.28
Average	2.61	2.38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                      Market Risk, continued:

(a)         Liquidity Risk, continued:

Banco de Chile has established internal liquidity metrics, in addition to those required by the regulatory entities, with the objective of covering other dimensions of liquidity risk, such as large funds providers diversification; maturity concentration triggers; etc. These and other financial ratios are monthly monitored in order to early detect structural changes of the balance sheet profile. Additionally, the bank is closely monitoring market triggers, such as interest rates levels, intervention of the markets made by the Central Bank, the 5-year Chile CDS spread, etc. These allow the bank to early prevent systemic crisis due to market conditions.

(b)         Price Risk:

Price Risk Measurement and Limits

The Price Risk measurement and management processes are implemented utilizing various internal metrics and reports. These are built for the Trading portfolio and separately for the Bank book (also referred as to the Accrual book). In addition to this, and just on supplementary basis, the bank submits regulatory reports to the corresponding regulatory entities.

The regulatory risk measurement for the Trading portfolio (SBIF C41 report) is made by using standardized methodologies provided by the regulatory entities (Central Bank of Chile and SBIF), which are adopted from BIS 1993 standardized methodologies for the risk measurement of such portfolios. The referred methodologies estimate the potential loss that the Bank may incur considering standardized fluctuations of the market factors (FX rates, interest rates, etc,) relevant market factors that may adversely impact the value of interest rate positions, FX spot positions and vega positions generated by either FX or interest rate options portfolios. The interest rate shifts are provided by the regulatory entity; in addition, very conservative correlation and tenors factors are included in order to include non-parallel yield curve shifts reflecting steepening/flattering behaviors. The impact due to FX open positions is obtained by using huge fluctuations (8% for liquid FX rates and 30% for the illiquid ones), The SBIF does not establish a separate limit for this particular risk but a global one that includes this risk (also called Market Risk Equivalent or ERM) and the Risk Weighted Assets (also called RAAP assets). The sum of ERM and the 10% of the RAAP assets cannot exceed the 100% of the bank’s Tier2 Capital, In the future, the Operational Risk will be included to the above sum.

Additionally, the Bank has established internal limits for the Trading Book, In fact, there are limits for the FX net open positions (FX delta), for the interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and for the FX volatility sensitivity (vega). Limits are established on an aggregate basis but also for some specific repricing tenor points, The use of these limits are monitored, controlled and reported on a daily basis by independent parties to the senior management of the Bank, The internal governance framework also establishes that these limits are approved by the board and must be reviewed at least annually.

The Bank utilizes the parametric VaR (Value-at-Risk or VaR) as the risk measurement tool for the trading portfolio exposures, The model includes 99% confidence level; overnight volatility of market factors fluctuations and correlations between them are obtained from historical closing rates observed the most recent one-year period. This VaR number is escalated by 22 days (a calendar month) for reporting purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                      Market Risk, continued:

(b)         Price Risk, continued:

The regulatory risk measurement for the Bank Book (SBIF C40 report) due to interest rate fluctuations is made by using standardized methodologies provided by the regulatory entities (Central Bank of Chile and SBIF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested from banks to establish internal limits for this regulatory risk measurement, Limits must be established separately for short term and long term portfolios. The short term risk limit must be expressed as a percentage of the NIM and the long term risk limit as a percentage of the Tier-2 Capital, The bank is currently using 25% for both limits. The use of these limits during 2014 is illustrated below:

	Banking Risk Book Short term	Banking Risk Book Long Term
Maximum Use	9.3%	18.5%
Average Use	7.3%	17.4%
Minimum Use	6.1%	16.6%

Additionally, the Bank during utilizes build-in models for measuring, limiting, controlling and reporting interest rate exposures (IRE) and interest rate risks (also called Earnings at Risk or EaR) for the Accrual Book. The Accrual book includes all balance sheet items (even some items that are excluded by the regulators in the analysis of the Bank Book, such as Capital and Fixed Assets, for example). The internal models consider a more comprehensive and detailed analysis of interest rates fluctuations, exchange rates and inflation than the SBIF C40 report required by regulators.

In addition to the above, the Market Risk Policy of Banco de Chile enforces to perform daily stress tests for trading portfolios and on a monthly basis for accrual portfolios. The output of the stress testing process is compared to corresponding trigger levels: in the case triggers are breached, the senior management is notified in order to implement further actions, if necessary. Moreover, intra-month actual P&L for trading activities is compared to some trigger levels: escalation to senior levels is also done when breaches occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)             Price Risk, continued:

The following table illustrates the interest rate positions of the Bank Book (repricing tenors) as of December 31, 2014 and 2013:

Accrual Book Interest Rate Exposure by Maturity

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2014
Cash and due from banks	889,489	—	—	—	—	—	889,489
Transactions in the course of collection	387,434	—	—	—	—	—	387,434
Accounts receivable from repurchase agreements and security borrowing	820	—	—	—	—	—	820
Derivative instruments	382,138	155,483	113,921	180,892	451,807	320,352	1,604,593
Loans and advances to banks	810,826	80,057	249,764	18,501	—	—	1,159,148
Loans to customers, net	3,431,877	3,244,400	5,446,614	4,789,951	2,420,640	6,575,962	25,909,444
Financial assets available-for-sale	166,115	166,562	509,046	153,964	171,256	574,193	1,741,136
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	6,068,699	3,646,502	6,319,345	5,143,308	3,043,703	7,470,507	31,692,064

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2013
Cash and due from banks	848,757	—	—	—	—	—	848,757
Transactions in the course of collection	360,806	—	—	—	—	—	360,806
Accounts receivable from repurchase agreements and security borrowing	54,591	—	—	—	—	—	54,591
Derivative instruments	361,734	86,268	176,636	80,287	258,915	374,745	1,338,585
Loans and advances to banks	791,728	117,220	156,297	—	—	—	1,065,245
Loans to customers, net	3,457,101	2,743,019	5,681,608	4,582,528	2,293,838	5,890,051	24,648,145
Financial assets available-for-sale	85,500	187,044	455,332	174,413	517,638	388,187	1,808,114
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	5,960,217	3,133,551	6,469,873	4,837,228	3,070,391	6,652,983	30,124,243

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued

(b)                       Price Risk, continued:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2014
Current accounts and demand deposits	6,950,301	—	—	—	—	—	6,950,301
Transactions in the course of payment	82,932	—	—	—	—	—	82,932
Accounts payable from repurchase agreements and security lending	25,662	—	—	—	—	—	25,662
Savings accounts and time deposits	5,141,552	1,977,615	2,596,404	154,511	166	188	9,870,436
Derivative instruments	3,911	3,808	199,533	542,556	522,765	339,547	1,612,120
Borrowings from financial institutions	534,341	435,417	125,985				1,095,743
Debt issued	251,953	314,199	565,036	902,456	1,218,631	2,880,053	6,132,328
Other financial obligations	142,484	1,140	5,939	12,713	17,685	18,585	198,546
Total liabilities	13,133,136	2,732,179	3,492,897	1,612,236	1,759,247	3,238,373	25,968,068

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2013
Current accounts and demand deposits	6,012,841	—	—	—	—	—	6,012,841
Transactions in the course of payment	114,589	—	—	—	—	—	114,589
Accounts payable from repurchase agreements and security lending	16,964	—	—	—	—	—	16,964
Savings accounts and time deposits	5,141,774	2,211,623	3,005,229	213,224	135	31	10,572,016
Derivative instruments	12,396	3,372	142,660	435,245	279,419	492,682	1,365,774
Borrowings from financial institutions	279,063	513,096	194,863	—	—	—	987,022
Debt issued	300,614	143,669	259,129	881,605	1,033,552	2,819,652	5,438,221
Other financial obligations	161,134	1,258	7,013	13,604	17,438	23,840	224,287
Total liabilities	12,039,375	2,873,018	3,608,894	1,543,678	1,330,544	3,336,205	24,731,714

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)         Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank has focused on stress tests as the main measurement tool for analyzing price risk sensitivity.  The analysis is implemented for the Trading Book and the Bank Book separately.  After the financial crisis started during 2008 and based on the various studies and analyses made on this specific matter, the Bank adopted this tool, for sensitivity analysis, when it notices that it is more reliable than normal distribution instruments such as VaR for trading portfolios or EaR for accrual portfolios, since:

(a)                      The financial crisis shows fluctuations that are materially higher than those used in the VaR with 99% of confidence level.

(b)                      The financial crisis shows also that correlations between these fluctuations that are materially different to those used in the VaR, since crisis precisely indicate severe disconnections between the behavior of market factors respect to the patterns normally observed.

(c)                       Trading liquidity dramatically decreased in emerging markets during the financial crisis (in the case of Chile too) and therefore, the escalaltion of the daily VaR is a very gross approximation of the expected loss.

Stress tests are produced observing historical events and collecting market factors data.

The former allow the Bank to gauge actual distress events in terms of magnitude but mainly focused on detecting unusual fluctuations.

The latter gives the Bank the technical background for implementing statistical analysis, An updated database is maintained including historical data of foreign exchange rates, debt instruments yields to maturity, derivatives swap yields, foreign exchange volatilities, etc, that enable the Bank to maintain up-to-date records of historical volatility of market factors fluctuations and correlations between these ones.

Given the above, the stress tests may be implemented modeling directional fluctuations but also knowing the magnitude of the modeled fluctuations relative to statistical data and also how frequent the fluctuation modeled occurred in the past.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.          Risk Management, continued:

(3)           Market Risk, continued:

(b)   Price Risk, continued:

In order to comply with IFRS 7,40, we include the following exercise illustrating an estimation of the impact of feasible but reasonable fluctuations of interest rates, swaps yield, foreign exchange rates and foreign exchange volatilities embedded in the Trading and Accrual portfolios. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with realistic inflation changes forecast. The exercise is implemented in a very simplistic way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed by multiplying cumulative gaps by forward interest rates modeled fluctuations. It is relevant to note, this methodology includes the limitation that the interest rates convexity is not properly captured when material fluctuations are modeled; additionally, neither convexity nor prepayments behaviors are captured for the accrual portfolio analysis, In any case, given the magnitude of the shifts, the methodology may be accurate enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations modeled and used in the stress testing process, Bonds yields, derivatives yields, FX rates, FX CLP/USD volatility and inflation fluctuations are shown for each tenor point. Equity prices fluctuations are not included given that the positions held in the stockbrokerage house (Banchile Corredores de Bolsa SA) are negligible. In fact, equity positions are typically very small given that this legal vehicle is mostly focused on customer driven transactions (brokerage service or equity swaps transactions closed with customers).

The directions of these fluctuations were chosen between four scenarios (two positive economic scenarios and two negative economic scenarios) in order to generate the worst impact within the four above mentioned:

Market Factor Fluctuations: adverse scenario

	CLP Derivatives	CLP Bonds	CLF Derivatives	CLF Bonds	USD Offshore 3m Derivatives	Spread USD On/Off Derivatives	Vol FX CLP/USD	Inflation’s Change Period n-1 to n (Monthly Basis)
	(bps)	(bps)	(bps)	(bps)	(bps)	(bps)	(%)	(%)
3 months	20	24	(129)	(184)	1	(68)	(3.9)%	0.16%
6 months	23	26	(51)	(63)	5	(52)	(3.4)%	(0.02)%
9 months	26	27	(23)	(27)	6	(26)	(3.0)%	(0.01)%
1 year	29	27	(9)	(11)	8	(23)	(2.8)%	0.00%
2 years	33	32	(3)	(4)	15	(8)	(2.8)%	0.03%
4 years	30	52	6	27	28	(9)	—	0.01%
6 years	30	63	8	41	34	(10)	—	0.01%
10 years	29	67	6	42	37	(18)	—	0.02%
16 years	29	67	5	41	37	(4)	—	0.02%
20 years	29	67	5	41	37	(19)	—	0.02%

Bps = Basic points

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.          Risk Management, continued:

(3)           Market Risk, continued:

(b)   Price Risk, continued:

The impact on Trading Book as of 31 December 2014 is the following:

POTENTIAL P&L IMPACT
TRADING BOOK

MCh$
CLP Interest Rate	(2,748)
Derivatives	(1,291)
Securities	(1,456)
CLF Interest Rate	(1,052)
Derivatives	(320)
Securities	(733)
USD, EUR, JPY Offshore Interest Rate	812
USD, EUR, JPY On/Off Spread	(1,067)
Total Interest Rate	(4,055)
Total FX	(700)
Total FX OPTION Vega	(97)
Potential P&L Impact: Interest Rate + FX + Vega	(4,852)
Banco de Chile Tier1 Capital	2,535,154

The scenario modeled would generate losses in the Trading Book up to Ch$ 4,852 MM or USD 8 MM. In any case, these fluctuations would not result in material losses compared to the Tier 1 Capital.

The impact of such fluctuations in the Accrual portfolio, which is not necessarily a gain/loss but greater/lower net revenue from funds generation, is illustrated below:

POTENTIAL MARGINAL NRFF(*) ACCRUAL BOOK

(next 12 months)

MCh$
Higher / (Lower NRFF)	(118,438)
Impact due to Inter-Banking yield curve (Swap yield) shock	(97,647)
Impact due to spreads shock	(20,791)

(*) Net revenue from funds

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.          Risk Management, continued:

(3)           Market Risk, continued:

(b)   Price Risk, continued:

The adverse impact in the Accrual book would be the result of two events: a severe drop in the local inflation and the increase of our funding spread, The lower net revenues from funds in the following 12 months would reach approximately a quarter of projected revenues for the year 2015.

The following table illustrates the changes in fair value of Available-for-Sale securities as the result of stress test modeled above, These changes are recorded in Other Comprehensive Income, a component of shareholder’s Equity, and not current earnings:

AVAILABLE FOR SALE PORTFOLIO IMPACT
ADVERSE SCENARIO

Instrument	DV01(+1 bps)	Impact due to interest rate change	Impact due to interest rate change
	(USD)	(USD)	(MCh$)
CLP	(220,434)	(9.52)	(5,770)
CLF	(435,314)	(48.76)	(29,556)
USD	(103,699)	(9.28)	(5,622)
Total		(67.56)	(40,948)

(4)           Capital Requirements and Capital Management:

The main objectives of the Capital Management process are to ensure the compliance with regulatory requirements, to keep a strong credit rating and healthy capital ratios. Within 2013, the Bank has complied with all these tasks.

As a part of the Capital Management Policy, it has been established capital sufficiency triggers in order to prevent capital ratios usage close to the limits. The triggers are established at levels much lower than the limits and the usage is monitored monthly. Within 2013, there were no triggrers breaches.

The capital amount is managed according to the risk environment, the economic performance of Chile and the main economies and the business cycle. For implementing this, the board may change the dividend policy or authorize equity issuance or stocks repurchase programs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.          Risk Management, continued:

(4)           Capital Requirements and Capital Management, continued:

Regulatory Capital

According to the Chilean Bank Law, banks must comply with a minimum Basel I Tier 2 Capital ratio of 8%. Therefore, the bank must maintain a minimum Tier 2 Capital that cannot be lower than 8% of the sum of 12,5 times the ERM (market risk computed for trading portfolios, see 41 (3) (b) above) and RAAP assets. Additionally, the Bank must comply with a minimum capital to total assets ratio: the law establish that banks must maintain a minimum Tier 1 Capital that cannot be lower than the 3% of total assets. The authorities have requested Banco de Chile, due to the merge with the operation of Citibank, N.A. in Chile that maintains the first percentage as a minimum of 10%.

Tier 1 and Tier 2 Capiatl are computed according the international standards; assets are risk weighted, for reporting purposes, according to SBIF instructions which are adopted from BIS guidelines. For derivatives, the risk weighting process is applied over the “loan equivalent” of each derivative transaction. The loan equivalent is sum of the current value of the transaction, if positive, and the maximum exposure the Bank may face in the future, along the life of the transaction, considering the increase in value of it due to market factor fluctuations including some confidence level. The loan equivalent is expressed as a percentage of the notional amount of the transaction, being these percentages much larger for FX transactions than for interest rate swaps or for longer tenors than for shorter ones.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.          Risk Management, continued:

(4)           Capital Requirements and Capital Management, continued:

The risk-weighted assets and TIER 1 and TIER 2 Capital, as of end of year 2014 and 2013, are the following:

	Consolidated assets		Risk-weighted assets
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	915,133	873,308	3,100	20,654
Transactions in the course of collection	400,081	374,471	34,741	39,728
Financial Assets held-for-trading	548,471	393,134	304,501	124,932
Receivables from repurchase agreements and security borrowing	27,661	82,422	27,661	82,422
Derivative instruments	832,193	374,688	694,632	460,537
Loans and advances to banks	1,155,365	1,062,056	468,293	381,494
Loans to customers, net	21,348,033	20,389,033	19,192,870	18,505,593
Financial assets available-for-sale	1,600,189	1,673,704	472,949	432,995
Financial assets held-to-maturity	—	—	—	—
Investments in other companies	25,312	16,670	25,312	16,670
Intangible assets	26,593	29,671	26,593	29,671
Property and equipment	205,403	197,578	205,403	197,578
Current tax assets	3,468	3,202	347	320
Deferred tax assets	202,869	145,904	20,287	14,590
Other assets	355,057	318,029	355,057	318,029
Subtotal			21,831,746	20,625,213

Off-balance-sheet assets
Contingent loans	4,280,451	3,927,627	2,567,508	2,355,879
Total risk-weighted assets			24,399,254	22,981,092

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.          Risk Management, continued:

(4)           Capital Requirements and Capital Management, continued:

	As of December 31, 2014		As of December 31, 2013
	MCh$	%	MCh$	%

TIER 1 Capital (*)	2,535,154	7.89	2,284,314	7.57
TIER 2 Equity	3,249,903	13.32	2,999,061	13.05

(*) Corresponds to equity attributable to equity holders in the Statement of Consolidated Financial Position

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.          Subsequent Events:

   (a)                        On January 26, 2015 the Board of Banchile Administradora General de Fondos S.A. accepted the resignation of the Director of the society Mr. Jorge Tagle Ovalle.

Also agreed to appoint new Director of the company, from January 26, 2015 until the next Annual Meeting to Mr. Eduardo Ebensperguer Orrego.

   (b)                        On January 29, 2014, in the Ordinary Meeting No. BCH 2811, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 26th, 2014, with the objective of proposing, among other matters, the distribution of the Dividend number 203 of $3.42915880220 per each of the 94,655,367,544 “Banco de Chile” shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending on December 31st, 2014, corresponding to the 70% of such income.

Likewise, the Board of Directors resolved to calla n Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other matters, the capitalization of the 30%of the distributable net income of the Bank obtained during the fiscal year ending on December 31st, 2014, through the issuance of fully paid-in shares, of no par value, with a value $65.31 per “Banco de Chile” share, which will be distributed among the shareholders in the proportion of 0.02250251855 shares for each “Banco de Chile” share and to adopt the necessary agreements subject to the exercise of the options established in article 31 of Law 19,396.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the consolidated financial statements of the Bank and its subsidiaries between December 31, 2014 and the date of issuance of these consolidated financial statements,

Héctor Hernández G, General Accounting Manager	Arturo Tagle Q, Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2015

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO